5/14

07023562

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northwest Co. Fund

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 34737 FISCAL YEAR 1-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 5/16/07

"North West Company Fund – File No. 82-34737-rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

THE NORTH WEST COMPANY

Management's Discussion & Analysis and Consolidated Financial Statements

ARLS
1-31-07

ENTERPRISING · SINCE 1668

Our purpose is to enhance lives by offering shopping choices that are convenient, dependable and lifestyle driven.

INVESTOR · CUSTOMER · EMPLOYEE · COMMUNITY · SUPPLIER ·

Management's Discussion & Analysis and Consolidated Financial Statements

TABLE OF CONTENTS

Management's Discussion & Analysis

Consolidated Financial Statements

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 19 to 29 which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are in Canadian dollars. The information contained in this MD&A is current to March 20, 2007, unless otherwise stated.

Forward-Looking Statements This MD&A contains forward-looking statements. These statements relate to, among other things, sales growth, expansion, capital expenditures and the Company's business strategy. Forward-looking statements are subject to uncertainties and risks. These include industry and economic conditions; changes in our relationship with our communities and suppliers; pricing pressure and other competitive factors; the availability and cost of merchandise, fuels and utilities; the results of our efforts to improve cost effectiveness; the rates of return on the Company's pension plan assets; changes in regulations; and the availability and terms of financing. These types of risks are outlined in the Risk Management section of this MD&A. The Company's results and events may vary significantly from those included in, contemplated or implied by the forward-looking statements in this MD&A.

Additional information on the Company, including our Annual Information Form, can be found on SEDAR at *www.sedar.com* or on the Company's website at *www.northwest.ca*.

Management's Discussion & Analysis

VISION AND CORE BUSINESSES

Strong Values, Solid Returns The North West Company (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods across Canada and Alaska.

The Company's core strengths start with our unique understanding and experience in localized retailing applied to remote, rural and urban neighbourhood markets, our knowledge in serving Aboriginal customers and their communities and our ability to leverage these strengths to serve customers within other attractive niche markets.

Our purpose is to enhance lives by offering shopping choices that are convenient, dependable and lifestyle driven. In striving to fulfill this purpose, we aim to:

- Continually enhance our strengths to maximize our core business' long-term profitability and enable related new growth opportunities;
- Actively support the communities in which we operate, contributing to their long-term development;
- Foster a spirit of enterprise and growth for our people, within a work environment characterized by respect, openness, encouragement, learning, innovation and reward for performance;
- Deliver stable top quartile total returns to our unitholders; and
- Demonstrate integrity in all facets of our business.

The Company's stores have continuously served markets in northern Canada and Alaska, through predecessor companies, for 338 years.

The Largest "Small Market" Retailer The North West Company is a leading small market retailer in North America with operations across northern and western Canada and rural Alaska. NWC's stores offer a broad range of products and services with an emphasis on food retailing. Our value offer is to be the best local shopping choice for everyday household and local lifestyle needs.

The Company's stores have continuously served markets in northern Canada and Alaska, through predecessor companies, for 338 years. These stores operate in communities with populations from 500 to 7,000. A typical store is 7,500 square feet in size and offers food, family apparel, housewares, appliances, outdoor products, and services such as quick-service prepared food, catalogue ordering, money transfers and cheque cashing.

Since 2001, we have applied our expertise and infrastructure to new growth opportunities. These include wholesaling to independent stores and opening junior discount stores in rural communities and urban neighbourhoods in western Canada.

The North West Company delivers its products and services through the following retail banners and wholesale businesses in two reporting segments:

Canadian Operations

- **130 Northern** stores, offering a combination of food and general merchandise to northern Canadian communities;
- **20 Giant Tiger** junior discount stores offering family fashion, household products and food at convenient locations in Manitoba, Saskatchewan and Alberta;
- **5 NorthMart** stores, targeted at larger, regional markets and offering an expanded selection of fashion merchandise and fresh food;
- **10 Quickstop** convenience stores, offering prepared foods, petroleum products and a full convenience assortment;
- ***Selections*** catalogue, more than 305,000 of which are distributed across northern Canada, featuring everything from fashion and snowmobiles to computers and boats;
- **Crescent Multi Foods (CMF)**, a distributor of produce and fresh meats to independent grocery stores in Saskatchewan, Manitoba and northwestern Ontario;
- **3 North West Company Fur Marketing** outlets, offering Aboriginal handicrafts and authentic Canadian heritage products, as well as wild furs; and
- **The Inuit Art Marketing Service**, Canada's largest distributor of Inuit art.

U.S. Operations (AC)

- **29 AC Value Centers**, offering a combination of food and general merchandise to communities across rural Alaska;
- **3 Quickstop** convenience stores, offering prepared foods, petroleum products and a full convenience assortment; and
- **Frontier Expeditors (FE)**, a distributor of food and general merchandise to independent grocery stores in rural Alaska.

STRATEGIES

The Company's long-range plans are typically developed in five-year cycles and are reviewed and adjusted through an annual operating plan. The most recent long-range plan was completed in 2004 and sets out key strategies together with operating and financial goals.

The Company's first strategic priority is to ensure that its existing retail store base continues to deliver both stability and growth in earnings. Second, we aim to take advantage of related opportunities through new store growth in Canada and Alaska, expansion of our wholesaling customer base and through acquisitions.

Our store banners have produced consistent profit improvement over the past 10 years. Food market share and margin rates have increased through better sourcing of our store-branded products that offer a value alternative to national brands, and by building on our store-level capability with training, new technology and best practices. We have also pursued new product and service opportunities and new store growth in southeast Alaska and in urban neighbourhoods in western Canada. These initiatives have more than offset a lack of new remote store locations in northern Canada and profit erosion in some of our general merchandise product categories due to increased competition.

Being able to cater to local markets better than our competition is a key strategy for North West. Store management selection and development, store-level merchandise ordering and community relations, and profit-sharing incentive plans are all ingredients of the business model we have built to support this strategy. We believe that continued enhancement of our localization skills, while still ensuring that we leverage our scale, is an essential component in meeting the different customer needs of the markets we serve.

Our food merchandising strategy for our Northern and NorthMart stores was adjusted in 2005 to place more emphasis on lower pricing in select product categories, in addition to more new item and "special buys". This focus will continue into 2007. In general merchandise the priority continues to be on increasing profitability through better supply chain and store-based ordering practices. At store level we have several more years of opportunity to improve capability through investments in technology, improvements in work methods and by upgrading the skills of our store teams.

Our store banners have produced consistent profit improvement over the past 10 years.

Our store network provides us with the financial resources, stability and knowledge to pursue expansion into related markets, products and services. We are opportunistic in pursuing new ventures, such as the expansion of retail gas outlets at our Northern and NorthMart banner stores and the roll-out of Giant Tiger stores in western Canada. We also focus on ensuring that the risk/return profile of these ventures has a high potential to be close to that of our existing store base. This requires looking at the long-term potential of a store or new product or services and the probability of achieving threshold returns on a sustainable, consistent basis. We place a heavy weighting on new ideas, clear principles, execution and the ability to track performance.

Our wholesaling expansion plans are centered on Crescent Multi Foods (CMF) in western Canada and Frontier Expeditors (FE) in Alaska. Over the past few years, we have centralized into CMF meat procurement and distribution for our own stores in western Canada. In 2007, we will continue an assessment of the potential to increase CMF's business by adding more product lines and targeting new geographic regions in the western Canadian independent wholesale market.

Similarly, we see potential to continue winning market share for FE in rural Alaska. FE is one of only two food distributors in the state with a local warehouse facility and is well-positioned for continued growth as a full-service, one-stop, food and general merchandise supplier to small independent retailers.

KEY PERFORMANCE DRIVERS AND CAPABILITIES TO DELIVER RESULTS

The ability to protect and enhance the profitability of our existing, mature store locations. These stores represent more than 90% of our profitability. Although we expect this percentage to diminish over the next five years as we expand the number of new stores in western Canada and Alaska and grow our wholesale businesses, our existing mature stores will be the core performance drivers for many years to come.

Our distribution payout guideline of approximately 50% of operating cash flow ensures that we have adequate capital to sustain our existing store base and to pursue growth opportunities. Our sustaining-type investments include non-capital expenditures, specifically improvements to our in-store capabilities through more in-depth training programs and the ongoing implementation of "best practice" work processes. Sustaining our existing store performance of consistent growth also depends on continuing to enhance our market share position while maintaining margin rate gains. We measure and track our sales performance by sales per capita, unit volume growth, transaction size, private label penetration and net contribution by merchandise or service category.

The ability to tailor our product/service mix, community support and employment benefits to each market we serve while still realizing the scale efficiencies of our size or the size of our alliance partners. This is our localization strategy. A broad range of products, services and store sizes, combined with flexible technology platforms and "best practice" work processes are all required to give us the ability to achieve this goal.

The ability to continue the successful roll-out of new stores. In the past two fiscal years we opened or acquired 17 new stores. Continuing this rate of growth depends on our ability to find viable sites in Alaska and Canada and meeting or exceeding sales and margin levels of existing comparable stores. Other success factors relate to achieving comparable product sourcing and operating and transportation costs while building strong, entrepreneurial store teams.

Our ability to achieve best selling practices and reinforce community relations in our remote stores. We began developing store capability initiatives in 2001. We have since invested in the core store technology platforms required and have built a solid base of best practice work methods. We continue to modify store processes to fully leverage our technology, specifically in the areas of communications, merchandise ordering, staff scheduling and training. In 2007 and beyond, management and staff development will continue to accelerate, concentrating on upgrading manager skills and improving recruitment. The latter initiative recognizes the important role played by our store managers compared to other retail store models and the fact that the remoteness of our store locations creates challenges in attracting and retaining high potential people. Related to this is our ongoing ability to develop local management and to foster positive community relationships especially within the Aboriginal markets we serve.

Our ability to reduce costs across all of our store banners, improve competitiveness and create more time and skill at store level to order and sell merchandise. One of our key goals is to shift more staff time and skill towards ordering and selling merchandise tailored to the unique markets we serve while reducing costs in the non-selling facets of store work. Cost savings are targeted in labour scheduling, energy usage and product shrinkage. We have also developed alliances with other merchandisers to provide sales and distribution services for certain products and services where we do not have the scale to achieve a lower cost structure on our own. For example, under our alliance with Dufresne Furniture and Appliances of Winnipeg, Dufresne manages product assortment, marketing and distribution for the furniture and appliance categories in our Northern and NorthMart store banners. This has given us access to expertise and buying power and has allowed us to reduce inventories. We plan to continue to nurture these alliances and complement them with direct sourcing opportunities across North America and Asia.

CHANGES DURING 2006

Change in fiscal year In 2006, the Fund adopted a fixed fiscal year end of January 31 compared to the last Saturday in January used in prior years. Accordingly, the year ended January 31, 2007 has 368 days of operations compared to 364 days of operations in 2005. All references to 2006 same store sales in the Management's Discussion & Analysis have been reported on an equivalent 52-week basis.

Unit split On September 20, 2006, the Fund's units were split on a three-for-one basis whereby unitholders received two additional units for each unit held on the record date. All references to prior year per unit information has been restated to reflect the unit split.

Reorganization When the North West Company Fund (Fund or NWF) was established in 1997, it invested in the operating company, The North West Company Inc., in the form of loans and preferred shares. Interest on the loans paid to the Fund reduced the taxable earnings of the operating company to a nominal level. As the earnings in the operating company increased, the preferred shares were converted to loans which increased the amount of interest paid to the Fund. In the past few years the earnings in the operating company exceeded the interest paid to the Fund and therefore the increases in earnings were fully taxable. On April 30, 2006, the Company completed the first step of the reorganization whereby the majority of the Canadian business assets were transferred to a limited partnership (LP). As a result of the limited partnership structure, most of the earnings growth over the 2005 levels will flow to the Fund on a more tax-efficient basis than in prior years.

The second step of the reorganization will change the flow of earnings from the LP to the Fund. The partnership units held by The North West Company Inc. and the Tora group of companies will be transferred to the Fund through a series of steps outlined in the Information Circular dated April 21, 2006. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. The completion of the second step is subject to receiving a satisfactory tax ruling from the Canada Revenue Agency (CRA) and lender approvals. The Company has submitted its request for a ruling on the second step of the reorganization and has been corresponding with the CRA on various aspects of the ruling request. Management expects a response on the ruling request by June 2007.

We continue to modify store processes to fully leverage our technology, specifically in the areas of communications, merchandise ordering, staff scheduling and training.

Consolidated Results

2006 Highlights

- Sales increased 11.2% to $944.9 million, led by a strong food sales increase of 11.3%.
- Trading profit in Canada increased 15.8% to $81.7 million reflecting our strong sales growth.
- Return on net assets improved to 19.7%, our sixth consecutive year of improving asset productivity.
- Return on equity improved to 21.7%, as a result of strong earnings growth.
- Total returns to investors were 39% after a 30% total return in 2005.
- The North West Company Fund was added to the S&P/TSX Composite Index on March 19, 2007.

Some of the key performance indicators used by management to assess results are summarized in the following table:

Key Performance Indicators

($ in thousands, except per unit)	**2006**	2005	2004
Sales	**$ 944,924**	$ 849,653	$ 788,693
Same store sales % increase[1]	**5.8%**	5.4%	1.4%
Trading profit[2]	**$ 96,369**	$ 85,502	$ 76,606
Net earnings	**$ 53,660**	$ 42,890	$ 37,265
Net earnings per unit—basic[3]	**$ 1.13**	$ 0.90	$ 0.78
Net earnings per unit—diluted[3]	**$ 1.12**	$ 0.89	$ 0.77
Cash distributions in the year[3]	**$ 0.80**	$ 0.63	$ 0.60
Total assets	**$ 441,869**	$ 423,849	$ 414,477
Return on net assets[4]	**19.7%**	16.6%	14.8%
Return on average equity	**21.7%**	18.0%	16.2%

1 Same store sales excluding the foreign exchange impact

2 See Non-GAAP measures section on page 17

3 Per unit information has been restated to reflect the September 20, 2006 three-for-one unit split

4 Earnings before interest and income taxes as a percentage of average net assets employed

Consolidated Sales

Sales for the year ending January 31, 2007 increased 11.2% to $944.9 million compared to $849.7 million for the year ending January 28, 2006. The 2006 fiscal year had 368 days of operations compared to 364 days of operations in 2005 as a result of changing the year end from the last Saturday in January to January 31. On an equivalent 52-week basis, sales increased 10.2% and were up 11.3% excluding the foreign exchange impact. Same store sales increased 4.7% and were up 5.8% excluding the foreign exchange impact.

Food sales exceeded our targets with an increase of 11.3% over 2005. Same store food sales excluding the foreign exchange impact increased 6.9% over last year with quarterly same store increases of 7.6%, 5.7%, 7.8%, and 6.9%. Canadian food sales increased 11.5% and Alaska food sales were up 17.2%, excluding the foreign exchange impact.

General merchandise sales increased 10.6% over 2005 with the majority of the increase coming from new stores. Same store sales excluding the foreign exchange impact increased by 2.7% with quarterly same store sales increases of 0.1%, 0.9%, 4.3% and a fourth quarter increase of 4.7%. Sales were soft in the first half of the year as disposable income for discretionary general merchandise purchases was impacted by reduced credit capacity and higher energy-related living costs. Sales were stronger in the back half of the year led by a same store sales increase in Alaska of 21.0% (excluding the foreign exchange impact) in the fourth quarter.

Other revenue which includes gas, fur and service charge revenue increased 14.5% over 2005 mainly due to an increase in the number of gas bars.

Canadian sales accounted for 81.4 % of total sales (81.1% in 2005) while Alaska contributed 18.6% (18.9% in 2005). The Canadian dollar's appreciation versus the U.S. dollar in 2006 affected results as follows:

Sales	decrease of $10.6 million or 1.2%
Trading profit	decrease of $885,000
Net earnings	decrease of $429,000

Over the past two years, the appreciation of the Canadian dollar negatively impacted sales by $22.4 million, trading profit by $2.0 million and net earnings by $977,000.

Sales & Trading Profit ($ in millions)



Sales
Trading Profit
1000
800
600
400
200
0
100
80
60
40
20
0
72.3
72.8
76.6
85.5
96.4
750
783
789
850
945
2002
2003
2004
2005
2006

Cost of sales, selling and administrative Cost of sales, selling and administrative expenses (expenses) increased 11.0% to $848.6 million but decreased 14 basis points as a percentage to sales. New and non-comparable store expenses accounted for approximately 67% of the increase. Comparable expenses increased $28.2 million but decreased 57 basis points as a percentage of sales. Higher energy-related costs, an increase in pension expense, higher incentive program payments reflecting above target performance in 2006, costs related to the creation of the limited partnership structure and an expense relating to a potential IRS housing benefit assessment in Alaska contributed to a higher than normal increase in expenses.

Amortization Amortization expense increased $1.2 million or 4.6% to $26.2 million from 2005. New and non-comparable stores accounted for 53% of the increase with the remaining balance due to higher capital expenditures compared to last year for store renewal programs and additions of gas bars to existing stores.

Interest expense Interest expense increased 11.8% to $6.8 million. The increase in interest expense was due to higher interest rates during the year, with the average cost of borrowing on interest-bearing debt at 6.3% compared to 4.9% in 2005. The impact of higher interest rates was partially offset by lower average debt levels compared to last year.

Income tax expense NWF recorded a provision for income taxes in 2006 of $9.7 million, compared to $11.5 million in 2005, for an effective tax rate of 15.3% in 2006 compared to 21.1% in 2005. The decrease in the effective tax rate is due to the impact of the limited partnership (LP) structure implemented April 30, 2006 which enabled the increased earnings to flow to the Fund on a more tax-efficient basis than in the prior year. The timing of the creation of the LP also resulted in the highest income months from May through December being reported in the LP. The decrease in income tax expense is due to the strong earnings growth in the limited partnership for the eight months ended December 31, 2006, a higher portion of which flowed to the Fund as the lower income from January to April was outside the limited partnership. If the LP structure had been in place for the full year, consolidated income tax expense would have increased by approximately $1.5 million as more of the LP's income would have been distributed to The North West Company Inc. and subject to income tax. This increase in the distribution of income to The North West Company Inc. would have reduced the earnings available in the LP to flow to the Fund.

Future income taxes on the balance sheet increased to $9.1 million from $7.5 million last year as a result of an increase in other temporary differences.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, the possibility exists that certain matters may be reviewed and challenged by the tax authorities. The Company regularly reviews the potential for adverse outcomes and the adequacy of its tax provisions. The Company believes that it has adequately provided for these matters. If the final outcome differs materially from the tax provisions, the Company's income tax expense and its earnings could be affected positively or negatively in the period in which the matters are resolved.

A more detailed explanation of the income tax provision and future tax assets is provided in Note 12 to the consolidated financial statements.

Trading Profit & Net Earnings ($ in millions)



Trading Profit
Net Earnings
100
80
60
40
20
0
72.3
34.6
72.8
35.7
76.6
37.3
85.5
42.9
96.4
53.7
2002
2003
2004
2005
2006

Net earnings Consolidated net earnings increased 25.1% to $53.7 million or $1.12 per unit on a diluted basis compared to $0.89 per unit in 2005. The impact of the stronger Canadian dollar reduced net earnings by $429,000 or $0.01 per unit. Return on net assets employed increased to 19.7% from 16.6% in 2005 while the return on equity improved to 21.7% from 18.0% in 2005. Return on net assets improved primarily due to the increase in EBIT.

Return on Net Assets & Equity (%)



RONA
ROE
25
20
15
10
5
0
13.4
15.8
14.1
16.0
14.8
16.2
16.6
18.0
19.7
21.7
2002
2003
2004
2005
2006

Fourth Quarter Highlights Fourth quarter consolidated sales increased 15.6% to $262.5 million compared to $227.0 million in 2005. The quarter had four additional days of operations compared to last year as a result of changing the year end to January 31. On an equivalent 13-week basis sales increased 11.9% and were up 6.2% on a same store basis. The impact of foreign exchange on the conversion of Alaska sales in the quarter was not significant. Food sales increased 16.4% and were up 6.9% on an equivalent 13-week same store basis. General merchandise sales improved by 13.5% as a result of new stores in Canada and Alaska and were up 4.7% on an equivalent 13-week same store basis.

Cost of sales, selling and administrative expenses (expenses) increased 16.5% to $236.4 million and increased 66 basis points as a percentage to sales compared to the fourth quarter of 2005. New and non-comparable store expenses accounted for approximately 66% of the increase. Administration costs increased at a higher than normal rate due to legal and accounting expenses related to the restructuring of the Canadian operations into a limited partnership, higher pension expenses and a US$1.4 million expense related to a potential Internal Revenue Service assessment on housing benefits provided to our employees in 2004 to 2006. These items accounted for $2.7 million in incremental expenses in the quarter.

Canadian Operations

Trading profit or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 8.5% to $26.1 million compared to $24.1 million in the fourth quarter last year. Negatively impacting the trading profit was $2.7 million in expense items mentioned above which was partially offset by a $1.4 million increase in trading profit related to the additional four days of operations. Sales growth in Canada and Alaska and gross profit rate increases in our Canadian operations were the leading factors contributing to trading profit improvement in the quarter. Amortization expense increased $437,000 or 6.9% to $6.8 million. Amortization expense related to business acquisitions and new stores accounted for the majority of the increase. Interest expense increased 15.3% to $1.8 million due to higher interest rates compared to the fourth quarter last year which was partially offset by lower average debt outstanding in the quarter. Income taxes decreased 68.5% to $1.3 million and as a percentage of net earnings before tax decreased to 7.2% compared to 24.7% last year. The decrease in income tax expense is due to lower income taxes in the Canadian operations as a result of the limited partnership structure implemented at the beginning of the second quarter.

Net earnings increased $4.1 million or 33.7% to $16.3 million. Diluted earnings per unit improved to $0.34 compared to $0.25 last year. The stronger Canadian dollar did not have a significant impact on the conversion of Alaska quarterly earnings on a per unit basis.

Cash flow from operating activities for the quarter decreased to $31.8 million from $39.8 million last year. Cash provided by a positive change in non-cash working capital in the quarter was $8.7 million compared to a $20.7 million improvement last year. The $8.7 million in non-cash working capital in the quarter reflects the initiative to improve inventory productivity which began during the 2005 year and an increase in accounts payable. The decrease in inventory and increase in accounts payable were also leading factors contributing to the $20.7 million in cash provided by non-cash working capital in the 2005 fourth quarter. Cash flow from operations increased $3.6 million to $23.0 million due to higher earnings resulting from strong sales growth and lower income tax expense.

Cash flow used in investing activities in the quarter increased to $10.9 million from $6.2 million last year. The increase in capital expenditures is due to the replacement of one large store in an existing market.

Cash used in financing activities in the quarter was $20.6 million compared to $34.9 million last year. The decrease in cash used in financing activities is due to a smaller reduction in bank advances and short-term notes in the quarter compared to the fourth quarter last year.

2006 CANADIAN OPERATIONS STRATEGIC INITIATIVES

Strategy	Results
1. Food sales growth will continue to be our first priority for market share growth • Increase food sales through re-launch of private label store brands and a focus on fresh new items "special buys" and ready-to-serve products	Same store food sales increased 7.3%
2. Complete an assessment of wholesale distibution opportunities in northwestern Ontario and western Canada • Our target concept is a one-stop service for the small, independent retailer serving rural towns and inner cities	Market analysis has been completed and information systems are being upgraded to support an expanded product assortment for wholesale customers. Testing with customers will begin in the second half of 2007
3. Expand heathcare product offering • Open two in-store pharmacies for a total of five and develop five telepharmacy sites	Two in-store pharmacies and one telepharmacy were opened in 2006. Two more telepharmacies are waiting for regulatory approval
4. Open six new stores	Five stores were opened under the Giant Tiger banner
5. Expand gas and convenience store concept • Open five new gas bars	Six gas bars were opened in 2006 for a total of 45
6. Expand sales of motor vehicles	Sales of motor vehicles met our expectations in 2006

Financial Performance Results of Canadian operations are summarized below by the key performance indicators used by management.

Key Performance Indicators

($ in thousands)	**2006**	2005	2004
Sales	**$ 769,633**	$ 689,340	$ 629,823
Same store sales % increase	**5.9%**	5.4%	0.9%
Trading profit[1]	**$ 81,730**	$ 70,561	$ 62,629
EBIT[1]	**$ 59,482**	$ 49,458	$ 42,652
Return on net assets[2]	**20.2%**	16.4%	14.7%

1 See Non-GAAP measures section on page 17

2 Return on net assets is 19.8% excluding the impact of the four additional days of operations in 2006

Sales Canadian sales increased 11.7% to $769.6 million compared to $689.3 million in 2005 and were up 10.6% on an equivalent 52-week basis. Same store sales increased 5.9% compared to a 5.4% increase in 2005. Canadian food sales accounted for 68.2% (68.3% in 2005) of total sales. The balance was made up of general merchandise sales at 27.2% (27.2% in 2005) and other sales, which consists primarily of fuel sales and service charge revenue at 4.6% (4.5% in 2005).

Food sales increased by 11.5% over 2005 and were up 10.3% on an equivalent 52-week basis. Food sales were strong throughout the year with same store quarterly sales increases of 7.9%, 6.1%, 8.4% and 7.1% and were up 7.3% on an annual basis compared to a 6.2% increase in 2005. Sales gains were achieved in all food categories with grocery, tobacco, beverages, and chilled foods having the largest increase over last year. Our focus on flowing new, fresh, exciting merchandise and an expansion of store brands combined with a better in-stock position contributed to the sales gains. Inflation, driven by higher fuel-related transportation costs, also contributed to the increase in food sales.

General merchandise sales increased 11.5% over 2005 and were up 10.8% on an equivalent 52-week basis. Same store sales increased 2.5% compared to an increase of 3.4% in 2005. Quarterly same store sales were up slightly in the first quarter with an increase of 0.6% but gained momentum with increases of 1.8%, 4.3% and 3.1% in the last three quarters of the year. Electronics and apparel categories had the largest sales increase over the prior year.

Canadian sales per selling square foot on an equivalent 52-week basis were $1,084 for food ($1,015 in 2005) reflecting continued strong food sales growth and were $276 for general merchandise ($271 in 2005). .

Other revenues, which include gas, fur and service charge revenues, were up 15.2% over 2005 primarily due to the growth in gas sales from existing and new gas bars.

Sales Blend The chart below reflects the importance of food sales to the overall sales of the Canadian operations:

	2006	2005	2004
Food	**68.2%**	68.3%	68.5%
General merchandise	**27.2%**	27.2%	27.5%
Other	**4.6%**	4.5%	4.0%

Same store food sales have performed consistently at industry-leading levels while general merchandise sales have performed consistent with the industry.

Same Store Sales

(% change)	**2006**	2005	2004
Food	**7.3%**	6.2%	2.5%
General merchandise	**2.5%**	3.4%	−2.8%
Total sales	**5.9%**	5.4%	0.9%

Profitability Gross profit dollars for Canadian operations increased by 12.6% as a result of strong sales growth and a 26 basis point increase in gross profit rates. Sales gains particularly in higher margin food and general merchandise categories contributed to the increase in gross profit dollars and gross profit rate improvement. The increase in gross profit dollars more than offset higher operating expenses which were up 9.4% over 2005. Higher energy-related expenses and rising staff costs as result of competition for entry level and store management positions in many of our markets were key factors contributing to the increase in operating expenses.

Trading profit from Canadian operations increased $11.2 million or 15.8% to $81.7 million and was up 14.1% on an equivalent 52-week basis. As a rate to sales, trading profit improved by 38 basis points to 10.6% of sales.

Operational Net Assets Employed Operational net assets employed at January 31, 2007, decreased 0.7% to $278.2 million compared to $280.1 million at the previous year end as summarized in the following table:

Operational Net Assets Employed

($ millions at the end of the fiscal year)	**2006**	2005	2004
Property and equipment	**$ 150.9**	$ 145.6	$ 147.3
Inventory	**106.2**	105.9	102.8
Accounts receivable	**60.6**	60.1	61.6
Other assets	**27.8**	25.9	16.1
Liabilities	**(67.3)**	(57.4)	(44.8)
Total	**$ 278.2**	$ 280.1	$ 283.0

Property and equipment balances increased reflecting the acquisition of a retail pharmacy in Moosonee, Ontario, the opening of five new stores, new gas bars, and the replacement of one large store in an existing market.

Inventory productivity continued to improve in 2006 as inventory levels remained flat with the previous year despite the Moosonee pharmacy acquisition (see Note 19) and the addition of five new stores. Same store general merchandise inventories decreased due to targeted reductions in slow moving categories and improvements in the flow of merchandise to our stores. The efforts to reduce general merchandise inventories and improve inventory productivity were partially offset by higher freight costs in ending inventory and the increase in inventory from new stores.

Accounts receivable averaged $1.1 million lower than last year reflecting lower big-ticket sales, particularly in the first half of the year, and ongoing efforts to improve accounts receivable productivity.

Other assets increased due to the non-compete intangible asset acquired as part of the Moosonee pharmacy acquisition. The increase in liabilities over the prior year is due in part to higher performance incentive accruals reflecting the earnings improvement for the year and the accrual of a $4.8 million extra distribution to unitholders of record on December 31, 2006 and paid on February 23, 2007.

Return on Net Assets The return on net assets employed for Canadian operations was 20.2% (19.8% on an equivalent 52-week basis), up from 16.4% in 2005. The improvement in return on net assets was driven by the 20.3% increase in EBIT. We believe there are opportunities for further improvement as we continue our efforts to increase working capital productivity primarily through targeted inventory reductions.

Canadian Return on Net Assets



EBIT ($ in millions)
O RONA (%)
60
50
40
30
20
10
0
30
25
20
15
10
5
0
40.2
39.3
42.7
49.5
58.3
14.0
14.0
14.7
16.4
19.8
2002
2003
2004
2005
2006[1]

1 EBIT and Return on net assets on an equivalent 52-week basis

Alaskan Operations (Stated in U.S. dollars)

2006 ALASKAN OPERATIONS STRATEGIC INITIATIVES

Strategy	Results
1. Food sales growth will continue to be our first priority for market share growth	Same store food sales increased 4.9%
2. Acquire and develop new store locations	Four stores were acquired on Prince of Wales Island, Alaska in 2006 and a gas bar was opened in February 2007. A new QuickStop convenience store was opened in an existing market
3. Increase wholesale customer base	The wholesale division's sales increased 11.7% as FE added new accounts and increased the average order size
4. Test the sale of motor vehicles	In 2006 we introduced motor vehicles to our merchandise assortment. Sales were less than we expected due to customer loyalty to conventional auto dealers. We are continuing to assess the viability of selling vehicles in Alaska

Financial Performance Alaskan results for the year are summarized below by the key performance indicators.

Key Performance Indicators

($ in thousands)	**2006**	2005	2004
Sales	**$ 154,237**	$ 133,018	$ 122,813
Same store sales % increase	**4.8%**	5.7%	3.7%
Trading profit[1]	**$ 12,881**	$ 12,397	$ 10,805
EBIT[1]	**$ 9,428**	$ 9,153	$ 7,768
Return on net assets[2]	**17.1%**	17.7%	15.5%

1 See Non-GAAP measures section on page 17

2 Return on net assets is 19.2% excluding the impact of the $1.4 million IRS housing benefit assessment and the impact of the four additional days of operations in 2006

Sales AC's sales increased 16.0% to $154.2 million compared to $133.0 million in 2005 and were up 15.0% on an equivalent 52-week basis. Same store sales increased 4.8% compared to a 5.7% increase in 2005. Food sales accounted for 81.3% (80.4% in 2005) of total sales with the balance comprised of general merchandise at 17.5% (18.3% in 2005) and other sales, which consists primarily of fuel sales and service charge revenues, at 1.2% (1.3% in 2005).

Food sales increased 17.2% over 2005 and were up 16.2% on an equivalent 52-week basis. Same store food sales were up 4.9% compared to a 6.8% increase in 2005. On a quarterly same store basis, food sales increased 5.6%, 3.9%, 4.9%, and 5.5%. Food sales increased over the prior year in all categories with grocery, beverages, produce and non-food categories accounting for the biggest sales increases.

General merchandise sales increased 10.8% and were up 10.1% on an equivalent 52-week basis. General merchandise sales were soft in the first half of the year with same store sales decreases of 4.2% and 5.5% in the first and second quarter due to lower discretionary income, particularly in communities where the economy is dependant on commercial fishing. General merchandise sales rebounded strongly in the second half of the year with same store sales increases of 4.7% and 21.0% in the third and fourth quarters as we leveraged the 30.9% increase in the permanent fund dividend paid to Alaskan residents with a strong in-stock position. General merchandise sales for the year were up in all categories over last year with the largest increases in electronics, toys and seasonal, housewares and home furnishings.

Other revenues, which consist of gas and service charge revenue were up 10.2% over 2005.

Sales per selling square foot on an equivalent 52-week basis were $703 for food ($704 in 2005) and $208 for general merchandise ($202 in 2005). Food selling square footage accounted for 58% of total selling space compared to 56% in 2005. Same store sales for the past three years are shown in the following table:

Same Store Sales

(% change)	**2006**	2005	2004
Food	**4.9%**	6.8%	5.7%
General merchandise	**4.3%**	1.2%	-3.5%
Total sales	**4.8%**	5.7%	3.7%

Profitability Gross profit dollars increased 16.1% from 2005 driven by sales growth as gross profit rates were up only marginally from last year. Operating expenses increased 20.1% over last year and were up 91 basis points as a percent of sales. Higher energy-related expenses and costs associated with the clean up of a fuel spill contributed to the increase in operating expenses. AC also recorded a $1.4 million expense for a potential reassessment relating to housing benefits provided to certain employees in Alaska for the years 2004 to 2006. The Company intends to appeal any amount assessed. Trading profit increased 3.9% to $12.9 million. On an equivalent 52-week basis and excluding the impact of the provision for the employee housing benefits, trading profit increased 13.2% and as a rate to sales was 9.2% compared to 9.3% in 2005.

AC EBIT & Trading Profit Margins (% of sales)



EBIT
Trading Profit
10
8
6
4
2
0
5.1
7.1
5.5
7.9
6.3
8.8
6.9
9.3
6.9
9.2
2002
2003[1]
2004
2005
2006[2]

1 Excludes gains from insurance proceeds
2 Equivalent 52-week basis excluding $1.4 million IRS housing benefit assessment

Operational Net Assets Employed

($ millions at the end of the fiscal year)	**2006**	2005	2004
Property and equipment	**$ 32.8**	$ 31.8	$ 31.3
Inventory	**18.9**	16.2	15.9
Accounts receivable	**7.3**	6.4	6.0
Other assets	**4.3**	4.1	3.2
Liabilities	**(8.8)**	(6.6)	(6.3)
Total	**$ 54.5**	$ 51.9	$ 50.1

AC's operational net assets employed increased 5.0% from the previous year. Property and equipment increased due to acquisition of four stores on Prince of Wales Island (see Note 19). Amortization expense increased 6.4% to $3.5 million from 2005.

Inventories were up from last year due to the additional stores and higher food inventories in comparable stores due to longer lead times for stores supplied through the by-pass mail system. The increase in accounts receivable is due to higher customer receivables from the sales of big-ticket items in the fourth quarter. Liabilities increased as a result of the new stores and the provision for the employee housing benefit assessment.

AC Return on Net Assets



EBIT ($ in millions)
RONA (%)
10
8
6
4
2
0
20
16
12
8
4
0
11.6
13.1
15.5
17.7
19.2
6.0
6.7
7.8
9.2
10.6
2002
2003[1]
2004
2005
2006[2]

1 Excludes gains from insurance proceeds
2 Equivalent 52-week basis excluding $1.4 million IRS housing benefit assessment

LIQUIDITY AND CAPITAL RESOURCES

Cash from operating activities Cash flow from operating activities increased $6.2 million to $81.5 million. Strong earnings growth driven by sales gains and lower income tax expense contributed to the increase.

Changes in non-cash working capital items contributed $3.8 million in cash compared to $9.9 million in 2005. The decreased contribution from non-cash working capital is due to increases in accounts receivable and inventories compared to 2005. The improvement in cash resulting from the change in other non-cash items is due to the 2005 additional contribution of $7.2 million to the Company's pension plan.

Cash used in investing activities Net cash used in investing activities was $35.5 million in 2006 compared to $24.0 million in 2005. Net investing in Canadian operations was $28.8 million including the pharmacy acquisition of $2.3 million ($19.5 million in 2005), and $6.7 million in Alaska including the acquisition of four stores on Prince of Wales Island of $3.2 million ($4.5 million in 2005).

Capital expenditures in Canadian operations included five new stores, the replacement of one large store in an existing market, the opening of six gas bars, store renovations, equipment replacements, and investments in technology and support facilities. Capital expenditures in Alaska included the opening of a new convenience store in Bethel and equipment replacements.

In 2007, net capital expenditures are expected to be in the range of $39 million to $43 million. These expenditures include the opening of 10 new stores, four new gas bars, pharmacy openings and major renovation activity in six stores.

Cash used in financing activities Cash used in financing activities was $45.8 million compared to $40.9 in 2005. Distributions to our unitholders accounted for $38.7 million or 84.5% of cash used in financing activities compared to $30.3 million or 74.2% in 2005. Reductions in our operating line totalled $5.5 million. The Board of Trustees authorized additional units during the year under the Company's Unit Purchase Loan Plan which encourages unit ownership among senior management. The additional loan amount, net of repayments, was $1.5 million.

Sources of liquidity The Company has credit facilities of up to $85.0 million with two Canadian chartered banks. At year end, $21.6 million was drawn on these facilities. AC has an operating loan facility of US$4.0 million available and no amount was drawn at January 31, 2007. The bank operating lines are renewable annually.

In 2002, the Company issued senior notes of US$65.0 million at a rate of 5.89%. Repayments of 20% of the original amount of the senior notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009.

A swap was completed on September 11, 2002 to convert US$14.0 million of the US$65.0 million obligation from fixed to floating rates at three-month London Interbank Offered Rate (LIBOR) plus 1.87%.

The Company designated US$45.0 million of its new U.S. dollar senior notes as a hedge against its U.S. dollar investment in AC. On November 7, 2002, US$20.0 million fixed obligation was converted by a cross-currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 2.99%. On January 24, 2003, an additional US$2.0 million of the fixed obligation was converted by a cross-currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 3.16%. This swap reduced the hedge to US$43.0 million to recognize the earnings at AC in 2002 and the reduction of the investment due to repayments on inter-company notes.

This leaves US$29.0 million of the original senior notes fixed at an interest rate of 5.89% and the remainder of the indebtedness subject to floating rates plus negotiated spread.

Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, a long-term debt principal repayment due June 15, 2007 as well as anticipated distributions during 2007.

The compound annual growth rate (CAGR) for cash flow from operations over the past 10 years is 9.9% as shown in the following graph:

Cash Flow from Operations[1] ($ in millions)



CAGR 9.9%
80
70
60
50
40
30
20
10
0
31
36
52
45
48
56
59
59
63
71
79
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

1 See Non-GAAP measures section on page 17

The following table summarizes the number of stores and selling square footage under NWC's various retail banners at the end of the fiscal year:

	Number of Stores		Selling square footage	
	2006	2005	**2006**	2005
Northern	**130**	131	**763,294**	771,265
NorthMart	**5**	5	**125,084**	125,084
Quickstop	**13**	12	**21,651**	16,753
Giant Tiger	**19**	14	**303,103**	225,962
AC Value Centers	**29**	25	**300,876**	267,304
Other formats	**4**	4	**22,558**	22,558
Total at year end	**200**	191	**1,536,566**	1,428,926

A Northern store in Harve St. Pierre, Quebec was closed in 2006. New Giant Tiger stores were opened in Yorkton, Saskatchewan, Winnipeg, Manitoba and in Grande Prairie, Calgary and Medicine Hat, Alberta. Total selling square feet in Canada increased to 1,225,825 from 1,156,607 in 2005.

Alaskan selling square feet increased to 310,741 from 272,319 in 2005 due to the acquisition of four stores on Prince of Wales, Island and the opening of a convenience store.

Contractual Obligations and Other Commitments

Contractual obligations of the Company are listed in the chart below:

($ in thousands)	Total	0-1 Year	2-3 Years	4-5 Years	5 Years +
Senior notes	$ 84,780	$ 20,168	$ 64,612	$ -	$ -
Capital leases	1,142	123	288	355	376
Operating leases	95,166	11,819	19,666	16,269	47,412
Other obligations	1,710	1,710	-	-	-
Total	$ 182,798	$ 33,820	$ 84,566	$ 16,624	$ 47,788

Director and Indemnification Agreements The Company has agreements with its current and former directors and officers to indemnify them against charges, costs, expenses, amounts paid in settlement and damages incurred from any lawsuit or any judicial, administrative or investigative proceeding in which they are sued as a result of their service. Due to the nature of these agreements the Company cannot make a reasonable estimate of the maximum amount it could be required to pay to counterparties. The Company has also purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements regarding these indemnification agreements.

Other Indemnification Agreements The Company provides indemnification agreements to counterparties for events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these agreements vary based on the specific contract. The Company cannot make a reasonable estimate of the maximum amount it could be required to pay to counterparties. No amount has been recorded in the financial statements regarding these agreements.

Capital Structure

On a consolidated basis, NWF had $107.5 million in debt and $252.0 million in equity at the end of the year as the debt-to-equity ratio improved to .43:1 versus .46:1 a year earlier.

Capital Structure


Debt
Equity ($ in millions)
Debt:Equity
250
200
150
100
50
0
2.50
2.00
1.50
1.00
0.50
0.00
137
.62
219
128
.56
228
121
.51
236
112
.46
243
108
.43
252
2002
2003
2004
2005
2006

The strengthening of the Fund's capital structure is reflected in the above chart. Over the past five years, NWF's debt-to-equity ratio has improved to .43:1 from .62:1 while annual distributions to unitholders have increased to $0.90 per unit in 2006 from $0.52 per unit in 2002. Equity has increased 14.9% to $252.0 million over the past five years while interest-bearing debt was reduced by 21.4% to $107.5 million from $136.8 million in 2002.

Over the past two years, loans have been made to officers and selected senior management under the unit purchase loan plan, which has the effect of decreasing equity. These loans are non-interest bearing and repayable from the after-tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 752,704 units of the Company with a quoted value at January 31, 2007 of $12.4 million. Loans receivable at January 31, 2007 of $11.5 million ($10.0 million in 2005) are recorded as a reduction of equity. The maximum value of the loans under the plan is currently limited to $15.0 million.

Consolidated debt at January 31, 2007 decreased 3.7% or $4.2 million to $107.5 million. The reduction is due to lower bank debt. The debt outstanding at the end of the fiscal year is summarized as follows:

Debt

($ in thousands at the end of the fiscal year)	**2006**	2005	2004
Senior notes	**$ 84,780**	$ 83,412	$ 87,484
Bank debt	**21,581**	27,041	32,023
Capital leases	**1,142**	1,220	1,425
Total	**$ 107,503**	$ 111,673	$ 120,932

On September 20, 2006, the Fund's units were split on a three-for-one basis whereby each unitholder received two additional units for each unit held on the record date. On a split adjusted basis, the Fund's issued and outstanding units at January 31, 2007 were 48,378,000 (48,378,000 as at January 28, 2006).

Book value per unit, on a diluted basis, at the end of the year increased to $5.45 from $5.22 in 2005. Book equity was favourably affected by an increase in retained earnings of $10.1 million ($12.6 million in 2005) after distributions of $43.5 million ($30.3 million in 2005).

The coverage ratio of EBIT to interest improved to 10.3 times versus 9.9 times in 2005. The coverage ratio improved due to the increase in EBIT.

Interest Costs and Coverage	**2006**	2005	2004
Coverage ratio	**10.3**	9.9	9.1
EBIT ($ in millions)	**70.2**	60.5	52.7
Interest ($ in millions)	**6.8**	6.1	5.8

RISK MANAGEMENT

NWC is exposed to a number of risks in its business. These risks relate to our industry, the market environment and the successful execution of our key strategies.

Store Capability Initiative This ongoing work involves programs to improve training and change the processes in our stores so we can better capitalize on local selling opportunities. The expected benefits are consistently strong operating standards, higher sales per capita in each market, increased efficiency and more rewarding and balanced work at the store level. Best Practices, in-depth new manager training, and advanced in-store systems are all directed at achieving these goals. The payback from this initiative will depend on our recruiting and retention success and our ability to effectively identify the right work and requisite training within a reasonable time period.

Competition We have a leading market position in a large percentage of the markets we serve. Sustaining and growing this position depends on our ability to more consistently identify and pursue new sales opportunities while defending our current positions through a superior value offer to our customers. We actively monitor competitive activity and we are proactive in adjusting and enhancing our value offer elements, ranging from in-stock position to service and pricing.

Community Relations Approximately one third of our sales is derived from communities and regions that restrict commercial land ownership and usage by non Aboriginal-owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, initiatives to recruit local residents into management positions, increased Aboriginal participation in our Board of Directors and direct investment in the North West Company Fund by Aboriginal-owned entities.

Consumer Income Our largest customer group derives most of its income directly or indirectly from government transfer payments in the form of social assistance, child tax benefits and old age security. These are stable sources of income, independent of economic cycles. A major source of employment income is generated from local government and spending on infrastructure projects. This includes new housing, schools, healthcare facilities, roads and sewers. Local government employment levels will fluctuate within a year depending on a community's fiscal health, especially near the end of a budget year. A similar fluctuating source of income is employment related natural resource development and extraction activities.

Interest Rate and Currency Fluctuations NWC is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, US$36.0 million of NWC's senior notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43.0 million of NWC's senior notes were maintained in U.S. dollar obligations to hedge the Company's investment in AC. Fluctuations in the foreign exchange rates due to the stronger Canadian dollar reduced AC's earnings in 2006 by $429,000 when converted to Canadian funds.

Energy Costs The Company is exposed to fluctuations in the price of energy, particularly oil. To the extent that escalating fuel costs cannot be offset by energy conservation practices or offsetting productivity gains, they may result in lower margins or higher retail prices. Consumer spending, especially on discretionary items, may also be adversely affected.

Income Taxes The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to Unitholders and, as such, no income tax is payable by the Fund.

Income taxes are accounted for by using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. The provision for income taxes is recorded at applicable statutory rates.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, the possibility exists that certain matters may be reviewed and challenged by the tax authorities. The Company regularly reviews the potential for adverse outcomes and the adequacy of its tax provisions. The Company believes that it has adequately provided for these matters. If the final outcome differs materially from the tax provisions, the Company's income tax expense and its earnings could be affected positively or negatively in the period in which the matters are resolved.

On October 31, 2006 the Federal Minister of Finance of the Government of Canada proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "2006 Proposed Tax Changes"). Draft amendments to the Tax Act were released on December 21, 2006 to implement the 2006 Proposed Tax Changes. No legislation has been enacted to date, and significant issues outlined in the 2006 Proposed Tax Changes and various news releases from the Minister of Finance have yet to be reflected in the draft legislation. If the 2006 Proposed Tax Changes are enacted, interest amounts that are paid to the Fund, which are currently allowable as a deduction from taxable income of The North West Company Inc., and other income that flows on a pre-tax basis to the Fund will be taxed upon distribution from the Fund at a proposed rate of 31.5% beginning in 2011. It is not known at this time when the 2006 Proposed Tax Changes will be enacted by Parliament, if at all. Until the 2006 Proposed Tax Changes are passed into law, the Fund is unable to determine with certainty the ultimate impact of the new tax legislation on the operations, cashflows and distributions to Unitholders.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, knowledge of current events, expectations of future outcomes and other factors that management considers reasonable under the circumstances. Actual results could differ from these estimates as confirming events occur. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Valuation of Accounts Receivable The Company records an allowance for doubtful accounts related to accounts receivable that may potentially be impaired. The allowance is based on the aging of the accounts receivable, our knowledge of our customers' financial condition, the current business environment and historical experience. A significant change in one or more of these factors could impact the estimated allowance for doubtful accounts recorded in the consolidated balance sheet and the provision for bad debts recorded in the consolidated statement of earnings and retained earnings.

Valuation of Inventories Retail inventories are stated at the lower of cost and net realizable value less normal profit margins. Significant estimation or judgment is required in the determination of (1) discount factors used to convert inventory to cost after a physical count at retail has been completed; (2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value; and (3) estimating inventory losses, or shrinkage, occurring between the last physical count and the balance sheet date.

Food inventories counted at retail are converted to cost by applying a discount factor to retail selling prices. This discount factor is calculated in relation to historical gross margins and is reviewed on a regular basis for reasonableness. General merchandise inventories counted at retail are converted to cost by applying average cost factors by merchandise category. These cost factors represent the average cost-to-retail ratio for each merchandise category based on beginning inventory and purchases made throughout the year.

Inventory shrinkage is estimated as a percentage of sales for the period from the date of the last physical inventory count to the balance sheet date. The estimate is based on experience and the most recent physical inventory results. To the extent that actual losses experienced vary from those estimated, both inventories and cost of sales may be impacted.

Changes or differences in these estimates may result in changes to inventories on the consolidated balance sheet and a charge or credit to cost of sales in the consolidated statement of earnings and retained earnings.

Employee Future Benefits The cost and accrued benefit plan obligations of the Company's defined benefit pension plans are accrued based on actuarial valuations which are dependent on assumptions determined by management. These assumptions include the discount rate used to calculate benefit plan obligations, the expected long-term rate of return on plan assets, the rate of compensation increase, retirement ages, and mortality rates. These assumptions are reviewed by management and the Company's actuaries.

The discount rate used to calculate benefit plan obligations, the expected long-term rate of return on plan assets and the rate of compensation increase are the three most significant assumptions. The discount rate used to calculate benefit plan obligations is based on market interest rates, as at the Company's measurement date of January 31, 2007 on a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the accrued benefit plan obligations. The discount rates used to measure the benefit plan obligations for fiscal 2006 and 2005 were 5.3% and 5.0% respectively. The expected long-term rate of return on plan assets is based on historical returns, the asset mix and current investment yields. The expected long-term rate of return on plan assets for fiscal 2006 and 2005 is 7.0%. Management assumed the rate of compensation increase for fiscal 2006 and 2005 was 4.0%.

These assumptions may change in the future and may result in material changes in the accrued benefit obligation on the Company's consolidated balance sheet and the benefit plan expense on the consolidated statement of earnings and retained earnings. The magnitude of any immediate impact, however, is mitigated by the fact that net actuarial gains and losses in excess of 10% of the greater of the accrued benefit plan obligation and the market value of the benefit plan assets are amortized on a straight-line basis over the average remaining service period of the employees expected to receive the benefits under the plan. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. Additional information regarding the Company's employee future benefits is provided in Note 15 to the consolidated financial statements.

Impairment of Long-lived Assets The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows. The underlying estimates for cash flows include estimates for future sales, gross margin rates and store expenses, and are based upon the stores' past and expected future performance. Changes which may impact future cash flows include, but are not limited to, competition and general economic conditions and unrecoverable increases in operating costs. To the extent that management's estimates are not realized, future assessments could result in impairment charges that may have a significant impact on the Company's consolidated balance sheet and consolidated statement of earnings and retained earnings.

Income Taxes Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment regarding the financial statement carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances. The future income tax assets and liabilities are also impacted by the interpretation of income tax legislation across various jurisdictions, expectations about future operating results and the timing of reversal of temporary differences, and possible audits of tax filings by the regulatory agencies.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts. Additional information on income taxes is provided in Note 12 to the consolidated financial statements.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures operated effectively as of January 31, 2007 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the annual filings, and believes the design is sufficient to provide such reasonable assurance. There have been no changes in the internal controls over financial reporting during the year ended January 31, 2007 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

OUTLOOK

2007 will be another high investment year for the Company as we pursue a number of attractive growth opportunities and reinvest in our existing stores. We expect same store sales to increase at a slightly lower rate than 2006 in part due to a moderation in the inflation rate experienced in 2006.

Quarterly Financial Information The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period with the exception of the 2006 fourth quarter which contains 95 days of operations compared to 91 days of operations in the 2005 fourth quarter. The additional four days of operations in 2006 are a result of changing the year end from the last Saturday in January to January 31.

Historically, the Company's first quarter sales are the lowest and fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to meet competitive pressures to reduce excess inventories.

Operating Results—Consolidated

($ thousands)	Q1	Q2	Q3	Q4	Total
Sales					
2006	$ 213,691	$ 232,642	$ 236,082	$ 262,509	$ 944,924
2005	$ 196,237	$ 215,124	$ 211,295	$ 226,997	$ 849,653
Trading profit					
2006	$ 20,189	$ 24,430	$ 25,604	$ 26,146	$ 96,369
2005	$ 16,797	$ 21,863	$ 22,746	$ 24,096	$ 85,502
Net earnings					
2006	$ 9,767	$ 12,759	$ 14,835	$ 16,299	$ 53,660
2005	$ 7,745	$ 10,764	$ 12,192	$ 12,189	$ 42,890
Earnings per unit—basic					
2006	$ 0.21	$ 0.27	$ 0.31	$ 0.34	$ 1.13
2005	$ 0.16	$ 0.23	$ 0.26	$ 0.25	$ 0.90
Earnings per unit—diluted					
2006	$ 0.20	$ 0.27	$ 0.31	$ 0.34	$ 1.12
2005	$ 0.16	$ 0.23	$ 0.25	$ 0.25	$ 0.89

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in 2006.

FUTURE ACCOUNTING STANDARDS

The following five accounting standard changes will be in effect for the Company's fiscal year beginning February 1, 2007.

Financial instruments - recognition and measurement: The CICA issued handbook section 3855, which establishes the standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. This section requires that: a) all financial assets and liabilities be measured initially at fair value, b) all financial assets be subsequently measured at either amortized cost or fair value depending on the type of instrument and any optional designations by the Company, c) all financial liabilities be subsequently measured at amortized cost or at fair value if they are classified as held for trading purposes, and d) all derivative financial instruments are measured at fair value, even when they are part of a hedging relationship.

Financial instruments - disclosure and presentation: The CICA replaced handbook section 3860 with handbook section 3861, which establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed.

Comprehensive income: The CICA issued handbook section 1530, which establishes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a Company's net assets that results from transactions, events and circumstances from sources other than investments by and/or distributions to the Company's shareholders. It includes items that would not normally be included in net earnings, such as: a) changes in the cumulative currency translation adjustments account relating to self-sustaining foreign operations, b) unrealized gains or losses on available-for-sale investments, and c) gains or losses on the effective portion of derivatives designated as cash flow hedges.

Equity: The CICA replaced handbook section 3250 - Surplus with handbook section 3251 - Equity. The new requirements of handbook section 3251 regarding the disclosure and presentation of equity components are consistent with the new requirements of section 1530 - Comprehensive Income.

Hedges: The CICA issued handbook section 3865 which establishes standards for when and how hedge accounting may be applied. The standard replaces and expands upon Accounting Guideline 13 - Hedging Relationships, and requires that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss on the hedging item is recognized in earnings in the period of change together with the offsetting change in the fair value of the hedged item attributable to the hedged risk. For a cash flow hedge, as well as a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the gain or loss on the hedging item is initially reported in other comprehensive income and subsequently recognized in earnings when the hedged item affects earnings.

When the Company adopts the aforementioned sections on February 1, 2007, the following additional items will be reported in the 2007 first quarter consolidated financial statements: a) comprehensive income and its components and b) accumulated comprehensive income and its components. The changes will be accounted for prospectively from February 1, 2007 except for any changes to the cumulative currency translation adjustments account, which requires retroactive restatement. The impact of adopting these standards on the Company's financial results at February 1, 2007 is not expected to be material. The impact of these standards on future earnings is not determinable as it is highly dependent on fair values, outstanding balances, and hedging strategies at the end of a reporting period.

NON-GAAP MEASURES

1 Trading Profit (EBITDA) is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

Reconciliation of Net Earnings to Trading Profit

($ in thousands)	**2006**	2005
Net earnings	**$ 53,660**	$ 42,890
Add: Amortization	**26,172**	25,013
Interest expense	**6,844**	6,120
Income taxes	**9,693**	11,479
Trading profit	**$ 96,369**	$ 85,502

For trading profit information by business segment, see Note 14 "Segmented Information" in the notes to the consolidated financial statements on page 26

2 Earnings Before Interest and Income Taxes (EBIT) is not a recognized measure under Canadian GAAP. Management believes that EBIT is a useful measure as it provides investors with an indication of the performance of the consolidated operation and/or business segments, prior to interest expense and income taxes. Investors should be cautioned, however, that EBIT should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating EBIT may differ and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to EBIT is provided below:

Reconciliation of Net Earnings to EBIT

($ in thousands)	**2006**	2005
Net earnings	**$ 53,660**	$ 42,890
Add: Interest expense	**6,844**	6,120
Income taxes	**9,693**	11,479
Earnings before interest and income taxes (EBIT)	**$ 70,197**	$ 60,489

For EBIT information by business segment, see Note 14 "Segmented Information" in the notes to the consolidated financial statements on page 26

3 Cash Flow from Operations is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to net earnings as a measure of profitability or the statement of cash flows. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to cash flow from operations is provided below:

Reconciliation of Net Earnings to Cash Flow from Operations

($ in thousands)	**2006**	2005
Cash flow from operating activities	**$ 81,486**	$ 75,289
Non-cash items:		
Change in other non-cash items	**1,112**	5,432
Change in non-cash working capital	**(3,845)**	(9,865)
Cash flow from operations	**$ 78,753**	$ 70,856

Management's Responsibility for Financial Statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund. The Audit Committee of the Board of Trustees, consisting of outside Trustees, meets periodically with management and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management and the external auditors to review the financial statements and other contents of the annual report and recommend approval by the Board of Trustees. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

Edward S. Kennedy
PRESIDENT & CEO, THE NORTH WEST COMPANY INC.

Léo P. Charrière
EXECUTIVE VICE-PRESIDENT & CFO,
THE NORTH WEST COMPANY INC.

MARCH 19, 2007

Auditor's Report

PRICEWATERHOUSECOOPERS

To the Unitholders of North West Company Fund:
We have audited the consolidated balance sheets of North West Company Fund as at January 31, 2007 and as at January 28, 2006 and the consolidated statements of earnings and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 31, 2007 and January 28, 2006 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

MARCH 19, 2007

Consolidated Balance Sheets

($ in thousands)	January 31, 2007	January 28, 2006
ASSETS		
Current assets		
Cash	**$ 22,100**	$ 21,888
Accounts receivable	**69,208**	67,498
Inventories	**128,455**	124,551
Prepaid expenses	**3,693**	2,981
Future income taxes (Note 12)	**2,708**	1,824
	226,164	218,742
Property and equipment (Note 3)	**189,599**	182,108
Other assets (Note 4)	**19,690**	17,306
Future income taxes (Note 12)	**6,416**	5,693
	$ 441,869	$ 423,849
LIABILITIES		
Current liabilities		
Bank advances and short-term notes (Note 6)	**$ 21,581**	$ 27,041
Accounts payable and accrued liabilities	**77,624**	65,016
Income taxes payable	**3,287**	3,302
Current portion of long-term debt (Note 7)	**20,291**	108
	122,783	95,467
Long-term debt (Note 7)	**65,631**	84,524
Asset retirement obligations (Note 8)	**1,425**	1,285
	189,839	181,276
EQUITY		
Capital (Note 9)	**165,205**	165,205
Contributed surplus (Note 17)	**383**	-
Unit purchase loan plan (Note 10)	**(11,493)**	(9,965)
Retained earnings	**93,253**	83,133
Cumulative currency translation adjustments (Note 11)	**4,682**	4,200
	252,030	242,573
	$ 441,869	$ 423,849

See accompanying notes to consolidated financial statements

Approved by the Trustees

Ian Sutherland
TRUSTEE

Edward S. Kennedy
TRUSTEE

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	52 Weeks Ended January 31, 2007 (Note 2)	52 Weeks Ended January 28, 2006
SALES	**$ 944,924**	$ 849,653
Cost of sales, selling and administrative expenses	**(848,555)**	(764,151)
Net earnings before amortization, interest and income taxes	**96,369**	85,502
Amortization	**(26,172)**	(25,013)
	70,197	60,489
Interest, including interest on long-term debt of $5,792 (2005 - $5,080)	**(6,844)**	(6,120)
	63,353	54,369
Provision for income taxes (Note 12)	**(9,693)**	(11,479)
NET EARNINGS FOR THE YEAR	**$ 53,660**	$ 42,890
Retained earnings, beginning of year	**83,133**	70,560
Distributions (Note 20)	**(43,540)**	(30,317)
RETAINED EARNINGS, END OF YEAR	**$ 93,253**	$ 83,133
NET EARNINGS PER UNIT (Note 13)		
Basic	**$ 1.13**	$ 0.90
Diluted	**$ 1.12**	$ 0.89

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

($ in thousands)	52 Weeks Ended January 31, 2007 (Note 2)	52 Weeks Ended January 28, 2006
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	**$ 53,660**	$ 42,890
Non-cash items		
Amortization	**26,172**	25,013
Future income taxes	**(1,580)**	2,780
Unit purchase loan plan compensation (Note 17)	**383**	-
Amortization of deferred financing costs	**186**	186
Gain on disposal of property and equipment	**(68)**	(13)
	78,753	70,856
Change in non-cash working capital	**3,845**	9,865
Change in other non-cash items	**(1,112)**	(5,432)
Operating activities	**81,486**	75,289
Investing Activities		
Business acquisitions (Note 19)	**(5,577)**	-
Purchase of property and equipment	**(30,136)**	(24,833)
Proceeds from disposal of property and equipment	**237**	848
Investing activities	**(35,476)**	(23,985)
Financing Activities		
Change in bank advances and short-term notes	**(5,460)**	(4,899)
Net purchase of units for unit purchase loan plan	**(1,528)**	(5,536)
Repayment of long-term debt	**(108)**	(102)
Distributions (Note 20)	**(38,702)**	(30,317)
Financing activities	**(45,798)**	(40,854)
NET CHANGE IN CASH	**$ 212**	$ 10,450
Cash, beginning of year	**21,888**	11,438
CASH, END OF YEAR	**$ 22,100**	$ 21,888
Supplemental disclosure of cash paid for:		
Interest expense	**$ 6,839**	$ 6,166
Income taxes	**$ 11,730**	$ 9,260

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

January 31, 2007

1. ORGANIZATION

The North West Company Fund (NWF or the Fund) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the "unitholders") are holders of trust units issued by the Fund (the "Trust Units"). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiaries The North West Company Inc. (NWC), The NWC Trust, NWC GP Inc., administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise noted.

These consolidated financial statements include the accounts of NWF, The NWC Trust, NWC GP Inc., the operating entities (the "Company") The North West Company LP, NWC and its wholly owned subsidiaries, Alaska Commercial Company (AC) and the group of Tora companies operating as Giant Tiger stores. The financial results of certain subsidiaries which have different year ends have been included in the consolidated financial statements for the 12 months ended January 31, 2007 and January 28, 2006. All significant inter-company amounts and transactions have been eliminated on consolidation.

Fiscal Year The Fund has adopted a fixed fiscal year end of January 31 compared to the last Saturday in January used in prior years. Accordingly, the year ended January 31, 2007 has 368 days of operations compared to the year ended January 28, 2006 which has 364 days of operations.

Revenue Recognition Revenue on the sale of goods and services is recorded at the time the sale is made to the customer. Service charges on credit card receivables are accrued each month on balances outstanding at each account's billing date.

Accounts Receivable Accounts receivable classified as current assets include customer installment accounts of which a portion may not become due within one year.

Inventories Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of warehouse inventories is determined by the average cost method. The cost of retail inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories.

Vendor Rebates Consideration received from vendors related to the purchase of merchandise is recorded as a reduction in the price of the vendor's products and reflected as a reduction of cost of goods sold and related inventory.

Property and Equipment Property and equipment are recorded at cost. Amortization is provided using the straight-line method over their estimated useful lives, as follows:

Buildings	2%- 8%
Leasehold improvements	5%-20%
Fixtures and equipment	8%-20%
Computer equipment and software	12%-33%

Impairment of Long-Lived Assets Impairment of long-lived assets is recognized when an event or change in circumstances causes the asset's carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

Other Assets The investment in a transportation company is accounted for on the equity basis. Deferred financing costs are being amortized over the life of the debt. Prepayments under lease agreements are being amortized over their respective lease terms.

Intangible Assets Non-compete agreements are recorded at their cost and are amortized on a straight-line basis over the term of the agreements which is five to 10 years. The carrying value of these assets is reviewed periodically for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and will be written down to their fair value by a charge to amortization expense if a decline in carrying value is determined.

Unit Purchase Loan Plan Loans issued to officers and senior management to purchase units of the Fund under the unit purchase loan plan are treated as a reduction of equity.

Security Based Compensation The Company has security-based compensation plans as described in Note 17. Security-based awards are measured and recognized using a fair value based method.

Foreign Currency Translation The accounts of Alaskan operations have been translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the year-end exchange rate and revenues and expenses at the average rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in the self-sustaining Alaskan operations and the portion of the U.S. denominated debt designated as a hedge against this investment are deferred and included in a separate component of equity as cumulative currency translation adjustments. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

Income Taxes The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The provision for income taxes is recorded in the Company at applicable statutory rates.

The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund. On October 31, 2006 the Government of Canada announced plans to impose a tax on certain publicly traded income trusts. If the proposed tax changes are enacted, interest amounts that are paid to the Fund, which are currently allowable as a deduction from taxable income of The North West Company Inc., and other income that flows on a pre-tax basis to the Fund will be taxed upon distribution from the Fund at a proposed rate of 31.5% beginning in 2011.

Employee Future Benefits The Company maintains a defined benefit or defined contribution pension plan for the majority of its employees. The actuarial determination of the accrued benefit obligations for pension benefits uses the projected benefit method prorated on services which incorporates management's best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected returns on plan assets, those assets are valued at market-related value based on a five-year moving average. Past service costs and the net transitional asset are amortized on a straight-line basis over the average remaining service period of the employees expected to receive the benefits under the plan. The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market-related value of the plan assets is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plan is 15 years (January 28, 2006 - 15 years). Contributions to the defined contribution pension plan are expensed as incurred.

Asset Retirement Obligations A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Financial Instruments The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized over the life of the contracts as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross-currency swaps at the rate implicit in the swap agreement.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could alter such estimates in the near term. Estimates are used when accounting for items such as valuation of accounts receivable, valuation of inventories, amortization, impairment of assets, employee future benefits, and income taxes.

3. PROPERTY AND EQUIPMENT ($ in thousands)

Year Ended	**January 2007**		January 2006	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Land	**$ 6,664**	**$ -**	$ 6,420	$ -
Buildings & leasehold improvements	**221,920**	**113,391**	204,835	101,560
Fixtures & equipment	**136,614**	**87,194**	125,001	79,520
Computer equipment & software	**68,173**	**49,883**	65,721	45,172
Construction in process	**6,696**	**-**	6,383	-
	$ 440,067	**$ 250,468**	$ 408,360	$ 226,252
Net book value	**$ 189,599**		$ 182,108	

4. OTHER ASSETS ($ in thousands)

Year Ended	**January 2007**	January 2006
Investments in transportation companies	**$ 4,706**	$ 3,585
Accrued employee future benefit asset (Note 15)	**7,470**	7,431
Long-term receivable	**3,466**	3,601
Prepayments under lease agreements	**1,076**	957
Intangible assets (Note 5)	**1,177**	-
Deferred financing costs	**481**	667
Other*	**1,314**	1,065
	$ 19,690	$ 17,306

*Other includes redeemable deposits with suppliers, licenses and shares in buying groups

5. INTANGIBLE ASSETS ($ in thousands)

Year Ended	January 2007		January 2006	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Non-compete agreements	$ 1,370	$ 193	$ -	$ -
Net book value	$ 1,177		$ -	

The non-compete agreements included as part of the business acquisitions (see Note 19) are amortized on a straight-line basis over the term of the agreements which is five to 10 years. Intangible assets are included in other assets on the Company's consolidated balance sheet. Intangible asset amortization expense recorded in amortization on the Company's consolidated statement of earnings for the year ended January 31, 2007 is $193,000 (January 28, 2006 - $0).

6. BANK ADVANCES AND SHORT-TERM NOTES

The Canadian operation has available operating loan facilities of $85 million at interest rates ranging from prime to prime plus 0.75%. These facilities are secured by a floating charge against the assets of the Company on a pari passu basis with the senior note holders. As at January 31, 2007, the Company had drawn on the facilities $21,581,000 (January 28, 2006 - $27,041,000).

The Alaskan operation has available an operating loan facility of US$4 million at an interest rate of prime minus 0.25% secured by a floating charge against the assets of the Company. As at January 31, 2007, the Alaskan operations had no outstanding amount drawn on the facility (January 28, 2006 - US$0).

7. LONG-TERM DEBT

Year Ended ($ in thousands)	January 2007	January 2006
Senior notes[1]	$ 76,648	$ 74,581
Effect of foreign currency swaps[1]	8,132	8,831
Obligation under capital lease[2]	1,142	1,220
	85,922	84,632
Less: Current portion of long-term debt	20,291	108
	$ 65,631	$ 84,524

1 The US$65 million senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. Repayment of 20% of the principal is required on June 15, 2007 and June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross-currency interest rate and interest rate swaps resulting in floating interest costs on US$36 million of its senior notes. After giving effect to the interest rate swaps and cross-currency interest rate swaps the effective interest rate for the year ended January 31, 2007 was 7.3% (January 28, 2006 - 6.1%).

2 The obligation under a capital lease of US$968,000 (January 28, 2006 - US$1,063,000) is repayable in blended principal and interest payments of US$200,000 annually. The obligation will be fully repaid on October 31, 2013.

The Company's principal payments of long-term debt over the next five years are as follows:

Years Ending January	($ in thousands)
2008	$ 20,291
2009	18,759
2010	46,140
2011	168
2012	186

8. ASSET RETIREMENT OBLIGATIONS

The Company has recognized a discounted liability associated with obligations arising from the operation of petroleum dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. At January 31, 2007, the undiscounted cash flows required to settle the obligations are $6.9 million, which is expected to be settled between 2007 and 2058. The credit-adjusted risk-free rate at which the estimated cash flows have been discounted is 8%.

A reconciliation of the opening and closing carrying amount of the asset retirement obligation is as follows:

Year Ended ($ in thousands)	January 2007	January 2006
Balance, beginning of year	$ 1,285	$ 1,105
Liabilities incurred during the year	34	99
Accretion expense included in cost of sales, selling and administrative expenses	106	81
Balance, end of year	$ 1,425	$ 1,285

9. CAPITAL

Authorized The Fund has an unlimited number of units.

(units and $ in thousands) Year Ended	January 2007		January 2006	
Issued and outstanding	48,378	$165,205	48,378	$165,205

On September 20, 2006, the Fund's outstanding units were split on a three-for-one basis whereby unitholders received two additional units for each unit held on the record date of September 20, 2006. The issued and outstanding units in prior periods have been restated to reflect the three-for-one unit split.

10. UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to officers and senior management to purchase units under the unit purchase loan plan. These loans are non-interest bearing and are repayable from the Company's after-tax distributions or if the employee sells the units or leaves the Company. The loans are secured by a pledge of 752,704 units of NWF with a quoted value of $12,352,000 as at January 31, 2007. Loans receivable at January 31, 2007 of $11,493,000 (January 28, 2006 - $9,965,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum amount of the loans under the plan is currently limited to $15,000,000.

11. CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS ($ in thousands)

Year Ended	January 2007	January 2006
Balance, beginning of year	$ 4,200	$ 4,949
Movement in exchange rate	482	(749)
Balance, end of year	$ 4,682	$ 4,200

The cumulative currency translation adjustments account represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations.

12. INCOME TAXES ($ in thousands)

Significant components of the Company's future tax assets are as follows:

Year Ended	January 2007	January 2006
Future tax assets		
Non-capital loss carryforwards	$ -	$ 245
Tax values of capital assets in excess of accounting values	7,893	7,915
Provisions and other temporary differences	1,231	(643)
Net future tax asset	$ 9,124	$ 7,517
Comprised of		
Current	$ 2,708	$ 1,824
Long-term	6,416	5,693
	$ 9,124	$ 7,517

Income tax expense differs from the amounts that would be obtained by applying the combined statutory income tax rate to earnings due to the following:

Year Ended	January 2007	January 2006
Net earnings before income taxes	$ 63,353	$ 54,369
Combined statutory income tax rate	35.90%	36.34%
Income taxes based on combined statutory income tax rate	22,744	19,757
Increase (decrease) in income taxes resulting from:		
Large corporation tax	-	525
Amounts not subject to income tax	(6,925)	(1,112)
Income tax deductions on interest paid to the Fund	(9,232)	(9,340)
Withholding tax	286	314
Recognition of Canadian income tax rate changes on future income taxes	735	34
Other	2,085	1,301
Provision for income taxes	$ 9,693	$ 11,479
Effective income tax rate	15.30%	21.11%

Significant components of the provision for income taxes are as follows:

Year Ended	January 2007	January 2006
Current income tax expense	$ 11,272	$ 8,699
Future income tax expense (benefit) relating to:		
Temporary differences and loss carryforwards	(2,314)	2,746
Recognition of Canadian income tax rate changes on future income taxes	735	34
Provision for income taxes	$ 9,693	$ 11,479

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax review by tax authorities and related appeals. To the extent the final outcome is different from the amounts initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the outcome is determined.

13. NET EARNINGS PER UNIT

Basic net earnings per unit are calculated based on the weighted-average units outstanding in 2006 of 47,561,000 (2005 - 47,694,000). The diluted net earnings per unit takes into account the dilutive effect of the deferred unit plan for Trustees and the additional income that would have been earned by the Company had interest costs not been incurred on the unit purchase loan plan and had the respective units been outstanding during the year. On September 20, 2006, the Fund's outstanding units were split on a three-for-one basis whereby unitholders received two additional units for each unit held on the record date of September 20, 2006. The weighted average units outstanding and the basic and diluted earnings per unit in prior periods have been restated to reflect the three-for-one unit split.

($ and units in thousands except earnings per unit) Year Ended	January 2007	January 2006
Diluted earnings per unit calculation:		
Net earnings for the year (numerator for basic earnings per unit)	$ 53,660	$ 42,890
After-tax interest cost of unit purchase loan plan	418	266
Numerator for diluted earnings per unit	$ 54,078	$ 43,156
Weighted average units outstanding (denominator for basic earnings per unit)	47,561	47,694
Dilutive effect of security based compensation	828	684
Denominator for diluted earnings per unit	48,389	48,378
Basic earnings per unit	$ 1.13	$ 0.90
Diluted earnings per unit	$ 1.12	$ 0.89

14. SEGMENTED INFORMATION ($ in thousands)

The Company operates within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

Year Ended	January 2007	January 2006
Sales		
Canada	$ 769,633	$ 689,340
Alaska	175,291	160,313
Total	$ 944,924	$ 849,653
Net earnings before amortization, interest and income taxes		
Canada	$ 81,730	$ 70,561
Alaska	14,639	14,941
Total	$ 96,369	$ 85,502
Net earnings before interest and income taxes		
Canada	$ 59,482	$ 49,458
Alaska	10,715	11,031
Total	$ 70,197	$ 60,489
Identifiable assets		
Canada	$ 292,872	$ 293,606
Alaska	66,661	60,640
Total	$ 359,533	$ 354,246

15. EMPLOYEE FUTURE BENEFITS

The Company sponsors defined benefit pension plans covering the majority of Canadian employees. The defined benefit pension plans are based on years of service and final average salary. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes as at January 31, 2007 and January 28, 2006. The accrued pension benefits and the market value of the plans' net assets were last determined by actuarial valuation as at January 1, 2006. The next actuarial valuation is required as at January 1, 2009. The Company also sponsors an employee savings plan covering all U.S. employees with at least six months of service. Under the terms of the plan, the Company is obligated to make a 50% matching contribution up to 3% of eligible compensation.

Total cash payments by the Company for future employee benefits, consisting of cash contributed to its pension plans and U.S. employee's savings plans for the year ended January 31, 2007 was $4,069,000 (January 28, 2006 - $9,712,000).

The following significant actuarial assumptions were employed to measure the accrued benefit obligations and benefit plan expense:

Year Ended	January 2007	January 2006
Accrued benefit obligations		
Discount rate	5.3%	5.0%
Rate of compensation increase	4.0%	4.0%
Benefit plan expense		
Discount rate	5.0%	6.0%
Expected long-term rate of return on plan assets	7.0%	7.0%
Rate of compensation increase	4.0%	4.0%

The Company's pension benefit expense is determined as follows:

Year Ended ($ in thousands)	January 2007			January 2006		
	Incurred in year	Matching Adjustments[1]	Recognized in year	Incurred in year	Matching Adjustments[1]	Recognized in year
Current service costs, net of employee contributions	$ 3,555	$ -	$ 3,555	$ 2,673	$ -	$ 2,673
Interest on accrued benefits	2,884	-	2,884	2,819	-	2,819
Return on plan assets	(4,986)	1,650	(3,336)	(4,031)	909	(3,122)
Actuarial (gain) loss	(1,602)	2,679	1,077	10,164	(9,805)	359
Past service costs	-	(11)	(11)	-	(11)	(11)
Amortization of net transition asset	-	(308)	(308)	-	(308)	(308)
Net benefit plan expense	$ (149)	$ 4,010	$ 3,861	$ 11,625	$ (9,215)	$ 2,410

1 Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits

The expense incurred under the employee savings plan covering U.S. employees for the year ended January 31, 2007 is US$148,000 (January 28, 2006 - US$138,000).

Information on the Company's defined benefit plans, in aggregate, is as follows:

Year Ended ($ in thousands)	**January 2007**	January 2006
Plan assets		
Fair value—beginning of year	**$ 48,612**	$ 39,199
Actual return on plan assets	**4,986**	4,031
Employer contributions	**3,900**	9,533
Employee contributions	**38**	46
Benefits paid	**(5,813)**	(4,197)
Fair value—end of year	**$ 51,723**	$ 48,612
Plan obligations		
Accrued benefit obligation—beginning of year	**$ 60,574**	$ 49,083
Current service cost	**3,593**	2,705
Accrued interest on benefits	**2,884**	2,819
Benefits paid	**(5,813)**	(4,197)
Actuarial (gain) loss	**(1,602)**	10,164
Accrued benefit obligation—end of year	**$ 59,636**	$ 60,574
Funded status		
Fair value plan assets	**$ 51,723**	$ 48,612
Accrued benefit obligation	**59,636**	60,574
Plan deficit	**(7,913)**	(11,962)
Unamortized net actuarial losses	**17,508**	21,837
Unamortized net transitional asset	**(2,074)**	(2,382)
Unamortized past service costs	**(51)**	(62)
Accrued employee future benefit asset	**$ 7,470**	$ 7,431

The accrued employee future benefit asset is included in other assets in the Company's consolidated balance sheet (see Note 4).

The accrued benefit obligation of all of the Company's defined benefit pension plans exceeds the fair value of plan assets as noted above.

Year Ended	**January 2007**	January 2006
Plan assets consist of:		
Equity securities	**64%**	54%
Debt securities	**29%**	33%
Other	**7%**	13%
Total	**100%**	100%

The pension plans have no investment in the units of the Company.

16. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

a) In 2002, the Company signed a 30-year Master Franchise Agreement with *Giant Tiger Stores Limited*, based in Ottawa, Ontario which grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, *Giant Tiger Stores Limited* provides product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company is responsible for opening, owning, operating and providing distribution services to the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected roll-out of 72 stores over the term of the agreement. As at January 31, 2007 the Company had opened 19 Giant Tiger stores and is in compliance with the terms of the agreement.

b) In 1992, the Company entered into an agreement to lease the land on which the Winnipeg Logistics Service Centre is located from the City of Winnipeg for $1 per year for 15 years subject to attaining agreed-upon job creation targets. Management anticipates that the agreed targets will be met; accordingly, no additional lease payments have been accrued. The Company is obligated to buy the land for the greater of $1,710,000 or fair market value at August 31, 2007. The Company believes the purchase price of the land will be approximately $1.7 million.

c) The Company has future commitments under operating leases as follows:

Years Ending January	Minimum Lease Payments ($ in thousands)
2008	$ 11,819
2009	10,673
2010	8,993
2011	8,505
2012	7,764
Thereafter	47,412

Contingencies

a) In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, the possibility exists that certain matters may be reviewed and challenged by the tax authorities. The Company regularly reviews the potential for adverse outcomes and the adequacy of its tax provisions. The Company believes that it has adequately provided for these matters. If the final outcome differs materially from the provisions, the Company's income tax expense and its earnings could be affected positively or negatively in the period in which the matters are resolved.

b) The Company is involved in various legal matters arising in the normal course of business. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Guarantees The Company has provided the following significant guarantees to third parties:

a) The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased director and officer liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

b) In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

17. SECURITY-BASED COMPENSATION

Deferred unit plan The Fund offers a deferred unit plan for independent Trustees and Directors. The purpose of the deferred unit plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability will contribute to the effective governance of the Fund and the Company and to directly align their interests with the interests of unitholders by providing compensation for services to the Fund and Company in the form of units. Participants will be credited with deferred units based on the portion of fees each participant elects to allocate to the deferred unit plan. Each deferred unit will entitle the holder to receive a unit of the Fund. The deferred units are exercisable by the holder at any time but no later than December 31 of the first calendar year commencing after the holder ceases to be a Trustee or Director. A participant may elect at the time of exercise of any deferred units, subject to the consent of the Fund, to have the Fund pay an amount in cash equal to the aggregate current market value of the units, determined based on the closing price of the units on the TSX on the trading day preceding the exercise date, in consideration for the surrender by the participant to the Fund the right to receive units from the exercising of the deferred units.

The Fund has adopted the fair value method of accounting for security based compensation. The security based compensation expense recorded for the year ended January 31, 2007 is $370,000 (January 28, 2006 - $0). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the reporting period. The total number of deferred units outstanding at January 31, 2007 is 24,346 (January 28, 2006 - 0). There were 2,148 deferred units exercised during the year which were settled in cash.

Unit purchase loan plan The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 10). These loans are in substance similar to stock options and accordingly are accounted for as stock-based compensation in accordance with section 3870 of the CICA handbook. This standard has been applied on a prospective basis as it was determined that the application on a retroactive basis would not have a material impact on the financial statements.

The compensation cost relating to the unit purchase loan plan for the year ended January 31, 2007 was $383,000 with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. There were 139,138 units purchased under the unit purchase loan plan in 2006. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security. The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

Expected life	3 to 5 years
Risk-free interest rate	4.1%
Expected volatility	17.9%

18. FINANCIAL INSTRUMENTS ($ in thousands)

Short-Term Financial Instruments Short-term financial instruments which include cash, accounts receivable, bank advances and short-term notes, accounts payable and accrued liabilities, and income tax payable are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

Long-Term Financial Instruments The Company had the following long-term financial instruments outstanding as at January 31, 2007:

	Maturity	Interest Rate	Carrying Value	Fair Value
Debt				
US$65 million Senior notes	2009	5.89%[1]	$ 76,648[2]	$ 76,464
				Unrealized Loss
Swaps				
US$14 million Interest rate	2007-2009	LIBOR[3] plus 1.87%		$ 445
US$22 million Cross-currency Interest rate	2007-2009	B.A.[4] plus 2.99% to B.A. plus 3.16%		$ 9,001

1 Weighted-average
2 The senior notes (Note 7) recorded on the balance sheet includes unrealized losses of $8,132 on the foreign currency portion of the US$22 million cross-currency interest rate swaps
3 London Interbank Offered Rate
4 Bankers' Acceptances

Interest Rate Risk The Company has exposure to interest rate fluctuations on the swapped amount of its senior notes.

Credit Risk The Company is exposed to credit risk, primarily in relation to credit card customer accounts and notes receivable from First Nations governments. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

19. BUSINESS ACQUISITIONS

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000 in cash consideration. The acquisition has been accounted for by the purchase method of accounting and the results of the operations are included in the consolidated financial statements from May 1, 2006. The assets acquired were comprised of inventories $1,321,000; property and equipment $1,586,000; and intangible assets of $341,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date.

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario for $2,329,000 in cash. The acquisition has been accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statement from March 8, 2006. The net assets acquired were comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $828,000; intangible assets of $1,029,000 and future income taxes payable of $57,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date.

20. DISTRIBUTIONS

Distributions for the year ended January 31, 2007 of $43,540,000 include the extra distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006. The distributions paid in cash during the fiscal year were $38,702,000 which does not include the $4,838,000 extra distribution that was paid on February 23, 2007.

There were no extra distributions paid for the fiscal year ending January 28, 2006.

21. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified to conform with the current year's presentation.

The North West Company Inc.
Gibraltar House, 77 Main Street
Winnipeg, Manitoba Canada R3C 2R1
T: 204 943 0881
Toll-free: 1 800 563 0002
Corporate Website: www.northwest.ca

"North West Company Fund – File No. 82-34737-rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

THE NORTH WEST COMPANY

NORTH WEST COMPANY FUND

ANNUAL INFORMATION FORM

Year Ended January 31, 2007

April 20, 2007

TABLE OF CONTENTS

TABLE OF CONTENTS – CONTINUED

The information contained in this Annual Information Form is current to April 20, 2007, unless otherwise stated.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form are forward looking statements which reflect management's expectations regarding the future growth, results of operations, performance and business prospects and opportunities of the North West Company Fund (the "Fund" or "NWF"), The North West Company Inc. ("NWC"), The North West Company LP ("NWCLP"), and The NWC Trust ("NWCT"), (collectively the "Company"). Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. The Fund's Summary Annual Report for the financial year ended January 31, 2007 including the Management's Discussion & Analysis and Consolidated Financial Statements (MD&A), also contain certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: proposed treatment of income trusts for taxation purposes, general industry and economic conditions, changes in the Company's relationship within the communities it serves and with its suppliers, pricing pressure and other competitive factors, the availability and cost of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business, and the availability and terms of financing. See "Risk Factors" below. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

NORTH WEST COMPANY FUND

General

The Fund is an unincorporated, open-ended mutual fund trust established under the laws of the Province of Manitoba, on January 31, 1997, pursuant to a Declaration of Trust (the "Declaration of Trust") dated January 31,1997, (as amended on March 2, 1997, June 4, 1998, February 25, 2003 and June 9, 2005). The principal head office of the Fund is located at Gibraltar House, 77 Main Street, Winnipeg, Manitoba R3C 2R1.

The Fund is a limited purpose trust, the principle activities of which include investing in such securities as may be approved from time to time by the Trustees of the Fund (the "Trustees') including any securities of the NWC or its affiliates, and to the extent possible, to make distributions to holders ("unitholders") of trust units of the Fund (the "units") of distributions or payments made to the Fund.

At January 31, 2007, the Fund held 1,000 Common Shares in the capital stock of NWC (the "Common Shares") representing 100% of the shares of NWC and principal amount of $175,000,000 unsecured, subordinated promissory notes of NWC due December 31, 2027 (the "Subordinated Notes") and $30,000,000 in notes receivable of The NWC Trust due December 31, 2031 (the "Notes Receivable").

The Fund completed the first step of an internal reorganization of the Fund and its affiliates on April 30, 2006 (which did not require unitholder approval) and at the Annual and Special Meeting held June 8, 2006, received unitholder approval of the second step in the internal reorganization of the Fund and its affiliates, including approval of certain amendments to its Declaration of Trust, subject to, among other things, receipt of a favourable advance tax ruling from Canada Revenue Agency. A tax ruling request has been submitted and NWC is still waiting for a ruling. The Fund has not yet undertaken the second step in the internal reorganization and may not ever undertake the second step.

Current Structure of the Fund

The following diagram illustrates the organizational structure (including jurisdiction of organization or incorporation as the case may be) and the relationship between the Fund and its subsidiaries and affiliates as at January 31, 2007.



Fund Unitholders
Units (100%)
North West Company Fund (Manitoba)
Common Shares 100%
Notes (100%) $30 million
Subordinated Notes (100%) $175 million
Common Shares (100%)
The NWC Trust (Manitoba)
Equity (100%)
The North West Company Inc. (Canada)
Senior Notes
Senior Notes (100%) USD $65 million
Common Shares 100%
Class A Partnership Units
Class A, B, C Partnership Units
Notes (100%) $30 million
NWC GP Inc. (Canada)
Tora Western Canada Limited (Canada)
Tora Regina (Tower) Limited (Canada)
NWC (U.S.) Holdings Inc. (Delaware)
Class A, B Partnership Units
The North West Company LP (Manitoba)
Nominal Class A
NWC Services Inc. (Delaware)
Alaska Commercial Company (Alaska)
Preferred Shares (100%)
Canadian Business Assets

Reorganization

On June 8, 2006, the unitholders authorized and approved the Fund to undertake the second step of an internal reorganization of the Fund and its affiliates and certain related amendments to the Declaration of Trust, all as more particularly described in the Fund's Annual Information Form for the year ended January 28, 2006 (the "2006 AIF"). The objective of the second step of the internal reorganization is to complete the implementation of a structure that (a) is suited to the profitable, expansionary stage that has been reached by the business carried on by the Company and other entities in which the Fund holds investments, and (b) satisfies unitholder expectations regarding the returns on their investment in the Fund. The Fund has applied to the Canada Revenue Agency for an advanced income tax ruling in respect of the second step of the reorganization. The Fund has not yet received the advanced income tax ruling, however the Fund and its advisors continue to provide information to and answer further queries of Canada Revenue Agency with respect to the advanced income tax ruling application.

Assuming a favourable tax ruling is received and the second step of the reorganization is completed, the Fund will have amended the current structure from a "trust on corporation" structure to a "trust on trust on partnership" structure. This effectively will result in distributions received by the Fund not being taxed at the corporate level but primarily at the unitholder level.

In its Annual Information Form for the year ended January 31, 2006 (the "2006 AIF"), the Fund stated that it would undertake a return of capital in respect of units held by unitholders who are not "designated beneficiaries" (as defined in the Tax Act; and which term generally includes non-residents of Canada) by distributing one Class A share of a newly formed company under the Canada Business Corporations Act, "MFC", per unit held by each such unitholder. It has now been determined that non-residents of Canada will participate in the second step of the reorganization and, accordingly, will participate in such distribution of Class A shares of MFC, will receive further units upon the redemption of such Class A shares of MFC and will participate in the consolidation of such units with the currently outstanding units (all as generally described in the "2006 AIF"). The Fund will remit to the Receiver General, on behalf of each unitholder that is a non-resident of Canada for the purpose of the *Income Tax Act* (Canada), an amount equal to the amount required by the Tax Act to be withheld on behalf of such unitholder in respect of such return of capital and will remit such amount to the Receiver General on behalf of the unitholder. It is anticipated that such withholding tax amounts will not be material and that the tax consequences of the second step of the reorganization will also not be material to the unitholders.

Post Reorganization Structure

If the second step of the reorganization of the fund and its affiliates is completed, the organizational structure of the Fund will be as follows:


Fund Unitholders
North West Company Fund (Manitoba)
The NWC Trust (Manitoba)
NWC GP Inc. (Canada)
NWC Holdings Inc.
Finco
NWC (U.S.) Holdings Inc. (Delaware)
Preferred Shares (100%)
Senior Notes
The North West Company LP (Manitoba)
NWC Services Inc. (Delaware)
Alaska Commercial Company (Alaska)
Canadian Business Assets

Proposed Federal Tax Changes

On October 31, 2006 the Federal Minister of Finance of the Government of Canada proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "2006 Proposed Tax Changes"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the 2006 Proposed Tax Changes pursuant to which, commencing January 1, 2011 (provided the Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Fund which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Fund level. Assuming the 2006 Proposed Tax Changes are ultimately enacted in their form, the implementation of such legislation would be expected to result in adverse tax consequences to the Fund and certain unitholders (including most particularly unitholders that are tax deferred or non-residents of Canada) and may impact cash distributions from the Fund.

Management believes that the 2006 Proposed Tax Changes may reduce the value of the trust units, which would be expected to increase the cost to the Fund of raising capital in the public capital markets. In addition management believes that the 2006 Proposed Tax Changes are expected to substantially eliminate the competitive advantage that the Fund and other Canadian income trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner. The 2006 Proposed Tax Changes are also expected to make the trust units less attractive as an acquisition currency. As a result, it may become more difficult for the Fund to compete effectively for acquisition opportunities.

Further, the 2006 Proposed Tax Changes provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to the Fund of that transitional period. As a result, the adverse tax consequences resulting from the proposals could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a "specified investment flow-through's" ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFTs issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Fund's market capitalization as of the close of trading on October 31, 2006, having regard to its issued and outstanding publicly-traded trust units and senior debt, was approximately $934 million, which means the "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $374 million, and for each of calendar 2008, 2009 and 2010 is approximately an additional $187 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect the Fund's ability to raise the capital required to maintain and grow the existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Fund's ability to undertake more significant acquisitions.

Although the foregoing description is based on the 2006 Proposed Tax Changes and the other material released by the Federal Minister of Finance to date, there can be no assurance that the final legislation implementing the changes to the tax treatment of SIFTs will be the same as the draft legislation currently proposed. It is not known at this time when the 2006 Proposed Tax Changes will be enacted by Parliament, if at all. Until the 2006 Proposed Tax Changes are passed into law, the Fund is unable to determine with certainty the ultimate impact of the new tax legislation on the operations, cashflows and distributions to unitholders.

SUMMARY OF THE DECLARATION OF NWF'S TRUST

The following is a summary of certain material attributes and characteristics of the units and provisions of the Declaration of Trust, a copy of which is available upon request from the Secretary of the Fund. This summary does not purport to be complete. This summary does not include any amendments that may occur from the second step of the internal reorganization of the Fund and its affiliates.

Activities of the Fund

The Fund does not conduct an active business but rather distributes to the unitholders the income (net of expenses) it receives from NWCT and NWC. The Declaration of Trust limits the activities of the Fund to:

(a) investing in such securities as may be approved from time to time by the Trustees, including any securities of NWCT, or NWC or its affiliates, provided that the Trustees may not invest in any security, asset, or investment which is defined as "foreign property" or is a "small business security" under the *Income Tax Act* (Canada) (the "Tax Act");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any units and making distributions to unitholders; and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Declaration of Trust may be amended or altered from time to time by at least 66 2/3% of the votes cast at a meeting of the unitholders called for such purpose.

The Trustees may, without the approval of the unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Fund;

(b) which, in the opinion of the Trustees, provide additional protection for the unitholders;

(c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the unitholders; and

(d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

Description of Units

An unlimited number of units may be created and issued pursuant to the Declaration of Trust. As of April 20, 2007 there were 48,378,000 units issued and outstanding including units held by management under the Unit Purchase Loan Plan. Each unit represents an equal fractional undivided beneficial interest in any distribution from and in any net assets of the Fund in the event of termination or winding-up of the Fund. All units are of the same class with equal rights, privileges and ranking. Each unit is transferable and entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Fund and distributions on termination or winding-up and the units are issued and fully paid and non-assessable. Each unit entitles the holder thereof to one vote at all meetings of unitholders for each unit held.

On September 20, 2006, the Fund completed a three-for-one unit split on a push out basis, whereby each unitholder received two additional units for each unit held.

Issuance of Units

The Declaration of Trust provides that units or rights, warrants or options to acquire units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Existing unitholders have no pre-emptive rights to subscribe for or purchase any units. The Declaration of Trust also provides that fractional units shall not be issued except pursuant to a *pro rata* distribution of additional units to all unitholders in satisfaction of any non-cash distribution, following which the number of outstanding units will be consolidated such that each unitholder will hold the same number of units held before the non-cash distribution. In such case, each certificate representing a number of units prior to the non-cash distribution is deemed to represent the same number of units after the non-cash distribution and the consolidation.

Unit Recirculation Right

Units may be re-circulated at any time at the option of the holders thereof upon delivery to the Fund of the certificate or certificates representing such units, accompanied by a duly completed and properly executed direction and power of attorney authorizing the Trustees or the recirculation agent, appointed from time to time by the Trustees (the "Recirculation Agent"), to sell such units on the unitholders behalf ("Recirculation") at such price or prices as may be obtained by the Trustees or the Recirculation Agent in their absolute discretion. The holder of units tendered for Recirculation shall be entitled to receive payment of the gross proceeds received from the Recirculation sale less applicable selling costs including brokerage commissions of the Recirculation Agent, such payment to be made by the Fund or the Trustees or the Recirculation Agent no later than the 5th business day following the end of the month during which the Recirculation sale is effected.

Unit Redemption Rights

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of the certificate or certificates representing such units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Fund, all rights to and under the units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per unit (the "Redemption Price") equal to the lesser of: (i) 85% of the "market price" of the units on the principal market on which the units are quoted for trading during the ten trading day period commencing immediately after the date on which the units are surrendered for redemption (the

"Redemption Date"); and (ii) the "closing market price" on the principal market on which the units are quoted for trading on the Redemption Date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the trust units and the Trustees shall inform each Transfer Agent of this restriction. The Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of trust units are resident. If the Transfer Agent becomes aware. as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the trust units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent may make a public announcement thereof and shall not accept a subscription for trust units from or issue or register a transfer of trust units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident. If notwithstanding the foregoing, the Transfer Agent determines that a majority of the trust units are held by non-residents, the Transfer Agent may send a notice to non-resident holders of trust units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Transfer Agent may consider equitable and practicable, requiring them to sell their trust units or a portion thereof within a specified period of not less than 60 days. If the unitholders receiving such notice have not sold the specified number of trust units or provided the Transfer Agent with satisfactory evidence that they are not non-residents within such period, the Transfer Agent may on behalf of such unitholders sell such trust units and, in the interim, shall suspend the voting and distribution rights attached to such trust units. Upon such sale the affected holders shall cease to be holders of trust units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such trust units.

The Fund requests a quarterly report showing the ownership ratio of the Fund's units from the Transfer Agent.

The Trustees

There are currently ten Trustees. Trustees are reappointed or replaced every year as may be determined by a majority of the votes cast at an annual meeting of the unitholders. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the Fund assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of the Fund. The Trustees are responsible for, among other things: (i) acting for, voting on behalf of and representing the Fund as a shareholder and note holder of NWC; (ii) maintaining records and providing reports to unitholders; (iii) supervising the activities of the Fund; (iv) managing the affairs of the Fund; (v) ensuring that the restrictions in the Declaration of Trust on non-resident ownership are met; and (vi) declaring distributions from the Fund to unitholders.

The Declaration of Trust provides for a Board of Trustees consisting of a minimum of seven Trustees and a maximum of 11 Trustees.

Meetings of Unitholders

The Declaration of Trust provides that meetings of unitholders must be called and held for, among other matters, the election or removal of Trustees, the appointment or removal of the auditors of the Fund, the appointment of an inspector to investigate the performance by the Trustees in respect of their responsibilities and duties in respect of the Fund, the approval of amendments to the Declaration of Trust, the sale of all or substantially all of the assets of the Fund, the termination of the Fund and the direction of the Trustees as to the election of the Directors ("the Directors") of NWC. Meetings of unitholders will be called and held annually for, among other things, the election of the Trustees, the appointment of auditors of the Fund and the direction of the Trustees as to the election of the directors of NWC. A resolution appointing or removing a Trustee, the auditors of the Fund or the direction of the Trustees as to the election of the directors, must be passed by a simple majority of the votes cast by unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of unitholders called for such purpose.

A meeting of unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 10% of the units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of unitholders either in person or by proxy and a proxy holder need not be a unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders.

Description of Capital Structure of the Fund

Units

The Fund has a single class of trust units, referred to herein as "units". For details regarding the rights of unitholders, see "Summary of Declaration of Trust" above.

Unitholder Rights Plan

In order to provide unitholders with protection from unfair, abusive or coercive takeover strategies and to afford unitholders and the Trustees adequate time to assess an offer made for the units and to pursue, explore and develop alternative courses of action in an attempt to maximize unitholder value, a Unitholder Rights Plan (the "Unitholder Rights Plan") was approved on March 27, 1997, and amended as of March 13, 2002, and ratified by the unitholders May 30, 2002 so as to extend the term of the Unitholder Rights Plan to June 30, 2005. The Unitholder Rights Plan was again amended and ratified by the unitholders on June 9, 2005 and extended to the close of business on June 30, 2008.

The following is a summary of the terms of the Unitholder Rights Plan, which is qualified in its entirety by reference to the text thereof. All terms referred to herein, where not specifically defined, have the meanings ascribed to them in the Unitholder Rights Plan, a copy of which is available upon request to the Secretary of the Fund.

General

The Rights (as defined in the Unitholder Rights Plan) are issued on the basis of one Right in respect of each unit, pursuant to the Unitholder Rights Plan agreement entered into between the Fund and (the "Rights Agent"). Each Right entitles the registered holder thereof to purchase from the Fund one unit at a price of $50.00 per unit, subject to adjustments. If a Flip-in Event (as herein defined) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of units that have a market value at the date of such occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as herein defined). The Rights will expire at the close of business on June 30, 2008, unless earlier terminated by the Trustees.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be transferred with and only with the units. Each new unit certificate issued after the Record Time (as defined in the Unitholder Rights Plan), upon transfer of existing units or the issuance of additional units, will contain a notation that the unit certificate also evidences Rights as described in the Unitholder Rights Plan. Until the Separation Time (or the earlier termination or expiration of the Rights), the surrender for transfer of any certificates representing units outstanding as of the Record Time will also constitute the transfer of the Rights associated with the units represented by such certificate.

Separation Time

The Rights will separate and trade apart from the units and become exercisable from and after the Separation Time. "Separation Time" means the close of business eight trading days following the earlier to occur of (i) the date of acknowledgment by the Fund ("Stock Acquisition Date") that a person or group or affiliated or associated persons ("Acquiring Persons") has acquired, other than as a result of a reduction of the number of units then outstanding, a Permitted Bid as herein defined or Exempt Acquisition (as herein defined), Beneficial Ownership (as defined in the Unitholder Rights Plan) of 20% or more of the outstanding units (the calculation of both the 20% figure and the outstanding units include any un-issued units Beneficially Owned by such Acquiring Persons) or (ii) the commencement of, or first public announcement of the intention of any person (other than the Fund or any subsidiary of the Fund) to commence a Takeover Bid as herein defined (other than a Permitted Bid) or such earlier or later time as may be determined by the Trustees.

Flip-in Event

Following a transaction in or pursuant to which a person becomes an Acquiring Person (a "Flip-in Event") a Right will convert into the right to purchase at a 50% discount, upon exercise, units of the Fund having an aggregate acquisition cost equal to the Exercise Price. However, in such event, any Rights Beneficially Owned by Acquiring Persons (including such person's associates and affiliates and persons with whom he is acting in concert) or by any direct or indirect transfer of such a person will be void. A Flip-in Event would not include Exempt Acquisitions as defined herein or acquisitions pursuant to a Permitted Bid.

Permitted Bid

A "Permitted Bid" is a Take-over Bid made in compliance with and not on a basis which is exempt from or otherwise not subject to the provisions of sections 95 through 100, inclusive, of the *Securities Act* (Ontario) and in compliance with all other applicable securities laws, subject to any exemptions ordered or granted for purposes of uniformity, and which also complies with the following additional provisions:

(i) the Take-over Bid is made for all units to all holders of record of units as registered on the books of the Fund;

(ii) the person making the Take-over Bid does not at the commencement of, or during the currency of, the Take-over Bid Beneficially own more than 10% of the units, unless such person was the Beneficial Owner of 10% or more but less than 20% of the outstanding units determined as at the Effective Date and did not increase such Beneficial Ownership by an additional 2% of the outstanding units determined as at the Effective Date;

(iii) the Take-over Bid contains and the take up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

(iv) the Take-over Bid contains irrevocable and unqualified provisions that all units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date referred to in clause (iii) and that all units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(v) the Take-over Bid contains an irrevocable and unqualified condition that not less than 50% of the then outstanding units, other than the units Beneficially Owned by the offer or, must be deposited to the Take-over Bid and not withdrawn at the close of business on that date referred to in clause (iii); and

(vi) the Take-over Bid contains an irrevocable and unqualified provision that, should the condition referred to in clause (v) be met, the Take-over Bid will be extended on the same terms for a period of not less than 10 days from the date referred to in clause (iii).

Exchange Option

If the Trustees determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to the Unitholder Rights Plan, the Trustees may at any time after a Flip-in Event, authorize the Fund to issue or deliver, in respect of each Right which is not void, either (i) in return for the Exercise Price and the Right, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to twice the Exercise Price, or (ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attached to the Right. In either case, the value of such debt or equity securities or assets (or a combination thereof) and in the case of any issue of debt or equity securities or assets (or a combination thereof) pursuant to clause (ii), the value of the Right shall be determined by the Trustees, who may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by them.

Redemption

At any time prior to a Flip-in Event, the Trustees may redeem the Rights in whole (but not in part) at a redemption price of $0.001 per Right, subject to appropriate adjustment in certain events. In addition, the Trustees shall be deemed to have elected to redeem the Rights at such redemption price on the date of expiry of a Permitted Bid pursuant to which units have been purchased.

Waiver

The Trustees may until the occurrence of a Flip-in Event, waive the application of the Flip-in Event provisions to a transaction (an "Exempt Acquisition") that would otherwise be subject to those provisions. The Trustees may also, prior to the Stock Acquisition Date (as defined in the Unitholder Rights Plan), waive the application of the Flip-in Event provisions to a Flip-in Event, where the Acquiring Person became such by inadvertence and where such Acquiring Person has reduced his Beneficial Ownership of units such that at the time of waiver he is no longer an Acquiring Person.

Amendments

Subject to the prior written consent of The Toronto Stock Exchange, in certain situations more particularly defined in the Unitholder Rights Plan, the Trustees may from time to time supplement or amend the Unitholder Rights Plan agreement without the approval of any holders of Rights to make any changes which the Trustees may deem necessary or desirable.

Protection against Dilution

The Exercise Price, the number and kind of securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment in certain situations from time to time to prevent dilution.

Rightsholder not a Unitholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a unitholder of the Fund including, without limitation, the right to vote or to receive distributions.

Declaration as to Non-Canadian Holders

If in the opinion of the Trustees (who may rely upon the advice of counsel) any action or event contemplated by the Rights Agreement would require compliance with the laws of a jurisdiction outside of Canada, the Trustees acting in good faith may take such actions as they deem appropriate to ensure that such compliance is not required.

DISTRIBUTIONS AND DISTRIBUTION POLICY

The Declaration of Trust provides that the Trustees may declare payable to the unitholders, on a quarterly basis, all or any part of the net income of the Fund (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains for the period, and that, to the extent not previously declared payable by the Trustees, on December 31 of each year, an amount equal to the Fund's net income (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains shall be payable automatically. The Fund's distributions generally must be made in cash, but all or part of a distribution may be payable in the form of additional units where: (i) the Fund does not have cash in an amount sufficient to pay the full amount of the distribution in cash; (ii) cash distributions are not permitted by virtue of subordination agreements and covenants made with senior debt holders; or (iii) cash is payable in respect of units tendered for redemption.

Distributions from the Fund may be directly affected by the proposed Federal Tax changes to Income Trusts as presented above.

Quarterly cash distributions of $0.22 per unit are expected for 2007 payable to unitholders of record at March 31, June 30, September 30 and December 31 and distributable on the fifteenth of the following month. Further increases in distributions are expected based on earnings trends continuing or on the completion of the second step of the reorganization.

The Fund's net income to date has been derived primarily from its holding of the $175 million Subordinated Notes of NWC, which have an aggregate principal amount of $175 million and bear interest at the rate of 12.5% per year, the $30 million Notes Receivable of NWCT which have an aggregate principal amount of $30 million and bear interest at the rate of 13.0% per year, dividends from Common Shares of NWC and distributable income of NWCLP. In 2006, dividends of $2,418,900 were declared by NWC to the Fund and distributed to unitholders. The Fund distributed all of its income net of expenses as at December 31, 2006 to the unitholders.

THE NORTH WEST COMPANY INC.

NWC is currently a wholly owned subsidiary of the Fund. All of NWC's Common Shares and $175 million Subordinated Notes are held by the Fund. NWC's $30 million Notes Receivable are held by NWCLP.

The history of The North West Company dates back to 1670, when the Hudson's Bay Company received its Royal Charter and began establishing fur-trading outlets throughout what is now northern Canada. In 1821 Hudson's Bay Company merged with its rival The North West Company, which federation of partners commenced operations in 1779. Over time, the original fur-trading outlets diversified their product lines and eventually became the Northern Stores division of the Hudson's Bay Company ("Northern Stores"). In 1987, Northern Stores was sold to a management and private investor group. Shares of the successor to Northern Stores, The North West Company Inc., were listed for trading on the Toronto Stock Exchange in 1990, and a public offering was made in 1992. Later that year, NWC bought the Alaska Commercial Company that traced its roots back to the Russian American Trading Company that commenced operations in 1778. In 1997, The North West Company was reorganized pursuant to a Plan of Arrangement and the outstanding shares in The North West Company Inc. were effectively exchanged on a one-for-one basis for units of the Fund. On January 27, 2005, The North West Company Inc. transferred its interest in Alaska Commercial Company to wholly owned subsidiary NWC (U.S.) Holdings

Inc. On April 30, 2006, NWC transferred its operating assets and the operating assets of its wholly owned subsidiary Tora Western Canada Limited to a newly formed limited partnership, The North West Company LP ("NWCLP").

Description of Capital Structure of The North West Company Inc.

NWC is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. The Fund is the beneficial owner of all of the issued and outstanding Common Shares of NWC. There are no issued and outstanding Preferred Shares.

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are entitled to receive any dividends declared by the Board of Directors on the Common Shares. In the event of the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Common Shares will be entitled to share equally in all remaining assets of the Company.

Preferred Shares

Each Preferred Share entitles the holder thereof to receive non-cumulative cash dividends as and when declared by the Board of Directors of NWC, at a rate equal to 10% of the stated issue price per share per annum payable semi-annually on March 15 and September 15.

Except as required by applicable law, the holders of the Preferred Shares are not entitled as such to any voting rights or to receive notice of or to attend meetings of shareholders of the Company.

In the event of the liquidation, dissolution or winding-up of NWC or other distribution of its assets among its shareholders, the holders of the Preferred Shares will be entitled to receive the stated issue price per share together with an amount equal to all declared and unpaid dividends thereon to the date of commencement of any such liquidation, dissolution, winding-up or distribution. After payment to the holders of the Preferred Shares of the amounts payable to them, they shall not be entitled to share in any further distribution of the property or assets of NWC.

Subordinated Notes

NWC issued the Subordinated Notes to the Fund on March 27, 1997, and June 4, 1998, pursuant to the terms of a note indenture dated March 27, 1997 (the "Note Indenture"). No additional Subordinated Notes may be issued under the terms of the Note Indenture. The Subordinated Notes have an aggregate principal amount of $175.0 million; bear interest at 12.5% per annum, payable quarterly on the last day of March, June, September and December.

The Subordinated Notes may not be redeemed by NWC or by the Fund prior to maturity on December 31, 2027.

Notes Receivable

NWC issued the Notes Receivable to the Fund on December 31, 2001. The Notes Receivable in the principal amount of $30.0 million bear interest at 13.0% per annum, payable quarterly on the last day of March, June, September and December and mature on December 31, 2031. On February 15, 2006, the Fund assigned its interest in the note to NWCT in exchange for a note of equal value from NWCT.

The Notes Receivable are subordinate to the Subordinated Notes above and may not be redeemed by NWC or by NWCT prior to maturity.

Senior Notes

In August 2002, NWC issued US$65.0 million of 5.89% senior notes. Repayments of 20% of the principal amount of the Senior Notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009. The Senior Notes are placed with three large U.S.-based life insurance and pension funds. The net proceeds of the Senior Notes offering, together with funds drawn from NWC secured credit facilities referenced below, were used to retire senior debt of NWC that matured on August 28, 2002.

Other Senior Indebtedness

NWC and its affiliates have $85.0 million in secured operating lines of credit with banks in Canada and US$4.0 million in secured operating lines of credit with banks in the United States, of which CDN$29.1 million was drawn as at March 31, 2007. The operating lines are renewable annually.

Security for Senior Notes and Other Senior Indebtedness

The Senior Notes and Other Senior Indebtedness (draw on bank lines of credit) are secured by the following: (i) a general security interest upon the assets of the Company, including a pledge of shares of significant subsidiaries, to secure the payment and performance of the obligations of the Company in respect of the facilities; (ii) a guarantee by the Fund of the Company's obligations in respect of the facilities and a pledge of all securities (including the Company's Common Shares, Preferred Shares. Subordinated Notes and Notes Receivable) of the Company owned by the Fund to secure such obligations; (iii) a subordination agreement between the Fund and the holders of the facilities prohibiting any payments in respect of the Subordinated Notes and Other Senior Indebtedness other than regularly scheduled payments of interest (when Senior Notes or Other Senior Indebtedness are not in default and such payments are not otherwise required to be suspended in accordance with the terms of such subordination agreement or the Note Indenture) until payment in full of the facilities, including prior payment in full of Senior Notes and Other Senior Indebtedness in any liquidation, bankruptcy or reorganization proceedings; and (iv) guarantees by the Company's significant subsidiaries and a general security agreement upon the assets of such subsidiaries to secure payment and performance of the obligations of the Company in respect of the Senior Notes and Other Senior Indebtedness. The Senior Notes and Other Senior Indebtedness are subject to the satisfaction of certain conditions, which are usual and customary for loans of this nature. The holders of the Senior Notes and Other Senior Indebtedness have appointed Bank of Montreal as security agent to hold all security jointly.

THE NWC TRUST

NWCT was formed under a Declaration of Trust on Feb 15, 2006. NWCT is an open end unincorporated trust, established for the purposes of:

(a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of NWC LP and all businesses ("NWC entities") and activities ancillary or incidental thereto and such other investments as the trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities issued by, loans made to or debt obligations (including those evidenced by promissory notes) of any of the NWC entities, or any other business entity or other Person in which an NWC entity has is currently acquiring an interest;

(c) acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts, through an acquisition of assets or an acquisition of share or other for of ownership interest and borrowing funds or otherwise obtaining credit, including the granting guarantees, the purpose;

(d) holding cash in interest bearing accounts with Canadian financial institutions or investing in Permitted Investments for the purpose of the trusts activities, including making investments or paying expenses of the Trust, paying amount payable by the Trust in connection with the redemption of any trust units or other securities, making distributions to unitholders;

(e) disposing of all or part of the Trust Fund (investments, securities and assets);

(f) issuing trust units and rights, warrants, special warrants or other securities to purchase, to convert into or exchange into trust units;

(g) issuing debt securities, borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Fund as security for any obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of indebtedness, liability or obligation of any of the NWC entities, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Fund, including debt or equity securities issued by the NWC entities as security for such guarantee;

(i) investing in securities of other issuers as may be approved by the Trustees of NWCT;

(j) undertaking such other activities (including investing in securities and entering into agreements), or taking such other actions as are approved by the Trustees of NWCT from time to time;

(k) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and;

(l) engaging in activities ancillary or incidental to those activities set forth above.

Description of the Capital Structure of The NWC Trust

All of the outstanding units of NWCT are held by the Fund.

Nature and ranking of Trust Units

The beneficial interest of the Trust will be divided into interest of one class ("trust units") which will be entitled to the rights and subject to the limitations, restrictions, and conditions set forth in the Declaration of Trust dated February 15, 2006, and the interest of each unitholder will be determined by the number of trust units registered in the name of each unitholder.

Each trust unit will entitle the holder or holders thereof to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Distributable Cash Flow, Net Realized Capital Gains or other amounts) and in any net assets of the Trust in the event of termination or winding up of the Trust. All units will rank among themselves equally and rateably without discrimination, preference or priority.

Authorized Number of Units

The aggregate number of trust units which are authorized and may be issued are unlimited.

Fractional Units

Fractional units will not be issued, except pursuant to distributions of additional trust units to all unitholders.

Issue of Trust Units

Trust units may be allotted and issued by the Trust at such times, to such Persons, for such consideration and on such terms and conditions as the Trustees may determine. The Trustees may authorize the Trust to pay a reasonable commission to any Person in consideration of such Person purchasing or agreeing to purchase trust units from the Trust.

The Trustees may create and issue rights, warrants (including so-call "special warrants" which may be exercisable for no additional consideration), convertible securities (including trust units issuable upon the exchange of securities of other issuers) or options (including all types of incentive programs) to subscribe for trust units, which rights, warrants, convertible securities or options may be exercisable at such subscription price or prices and at such time or times and on such terms or conditions as the Trustees may determine. A right warrant, convertible security or option will not be a trust unit and the holder thereof will not be a unitholder.

No Pre-Emptive Rights

No Person will be entitled, as a matter of right, to subscribe for or purchase any trust unit, unless agreed to in writing by the Trust.

Notes Receivable

The NWC Trust has issued on February 15, 2006, Notes Receivable to the Fund due December 31, 2031, in the amount of CDN $30 million at an annual interest rate of 13% and interest payable on a quarterly basis on March 31, June 30, September 30 and December 31, in exchange for the $30 million Notes Receivable transferred from the Fund. NWCT has in turn transferred the Notes Receivable to NWCLP in exchange for Class A partnership units of NWCLP.

NWC GP INC.

NWC GP Inc. is incorporated in Canada under the laws the Canada Business Corporations Act (CBCA) and is the general partner of NWCLP. NWC GP Inc., which has a nominal investment in NWCLP, exists to administer and operate the business affairs of NWCLP.

Description of Capital Structure of NWC GP Inc.

NWC GP Inc. is authorized to issue an unlimited number of common shares all of which are held by the Fund, which will have the following rights privileges and restrictions attached thereto:

(a) The holders of common shares shall be entitled to receive notice and to attend any meetings of the shareholders of NWC GP Inc. and shall be entitled to one vote for each common share held by them respectively.

(b) The holders of common shares shall be entitled to receive dividends when, as and if declared thereon by the Board of Directors of NWC GP Inc.

(c) In the event of the liquidation, dissolution or winding up of NWC GP Inc. or other distribution of assets of NWC GP Inc. among shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive rateably the property and assets of NWC GP Inc.

Restrictions on share transfers

No share or shares of NWC GP Inc. shall be transferred without the unanimous consent of the directors of NWC GP Inc. expressed either by resolution or by an instrument in writing.

Any invitation to the public to subscribe for the securities of NWC GP Inc. is forbidden.

THE NORTH WEST COMPANY LP

NWCLP was formed on April 30, 2006 under the laws of Manitoba through a limited partnership agreement among NWC, NWC GP Inc., NWCT and Tora Western Canada Limited for the purpose of undertaking business together in a limited partnership.

Description of the Capital Structure of The North West Company LP

NWCLP has issued Class A, Class B and Class C limited partnership units respectively, the "Class A Units", "Class B Units", and "Class C Units." The issued and outstanding units are as follows:

NWC has 320,000 Class A Units, 44,285 Class B Units, and 7,300 Class C Units.
Tora Western Canada Limited has 23,000 Class A Units, and 3,072 Class B Units.
NWCT has 3,000,001 Class A Units and NWC GP Inc. has 1 Class A Unit.

Class A Units

In addition to the rights, privileges, restrictions and conditions attaching to the Class A Units as set forth elsewhere in the Partnership Agreement executed on April 30, 2006 from which NWCLP was formed, the Class A Units will have the following rights, privileges, restrictions and conditions as are set forth below:

Parity

Other than as set forth in the Partnership Agreement, the rights of all holders of Class A Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of NWCLP in the event of any liquidation, dissolution or winding up NWCLP, or other distribution of assets of NWCLP for the purpose of winding up its affairs.

Distributions to Holders of Class A Units

The holders of the Class A Units will be entitled to receive from time to time distributions in respect of such Class A Units held thereby in such amount, character and nature as is in accordance with the provisions of Article 4 of the Partnership Agreement and such other provisions of the Partnership Agreement as may be applicable. Holders of Class A Units will be entitled to receive non-cumulative distributions only if, as and when declared by NWC GP Inc. in accordance with the provisions of Article 4 of the Partnership Agreement.

Participation Upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of NWCLP or other distribution of assets of NWCLP among its Partners for the purpose of winding up its affairs, the holders of the Class A Units will, subject to the rights of the holders of any other class of units entitled to receive assets of NWCLP upon such a distribution in priority to, or concurrently with, the holders of the Class A Units, be entitled to participate in the distribution all in accordance with the Partnership Agreement. Such distribution to which the holders of Class A Units are entitled will be made *pro rata* to the amount of each holder's respective net contribution amount determined in accordance with the Partnership Agreement in respect of Class A Units.

Class B Units

In addition to the rights, privileges, restrictions and conditions attaching to the Class B Units as set forth elsewhere in the Partnership Agreement, the Class B Units will have the following rights, privileges, restrictions and conditions as are set forth below:

Parity

The rights of all holders of Class B Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of NWCLP in the event of any liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP for the purpose of winding up its affairs.

Distributions to Holders of Class B Units

The holders of Class B Units as a class will be entitled to receive, in respect of each distribution period or fiscal year of NWCLP, as the case may be, in priority to holders of Class A Units (but subject to the priority distributions hereunder to the Class C Units), distributions from NWCLP in an amount equal to the Class B Preferred Return or the Annual Class B Preferred Return, as applicable, all in the manner set forth in the Partnership Agreement. All Class B Units outstanding from time to time represent a fractional undivided beneficial interest in and will be entitled to equal shares in the Class B Preferred Return or the Annual Class B Preferred Return, as applicable, in the manner set forth in the Partnership Agreement. All Class B Units will rank among themselves equally and rateably without discrimination, preference or priority.

Participation on Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP among its Partners for the purpose of winding up the affairs of NWCLP, each holder of Class B Units will be entitled to receive from the assets of NWCLP, for each Class B Unit held by such holder, the sum of:

(i) such holder's then net contribution amount in respect of Class B Units, plus

(ii) for each fiscal year (or prorated part thereof, if such liquidation, dissolution or winding up does not occur at the end of a fiscal year), such holder's *pro rata* proportion (based upon each holder's then respective net contribution amount in respect of Class B Units) of an amount equal to the Class B Preferred Rate, multiplied by the total aggregate Class B Subscription Amount minus the aggregate amount of all contributions returned by NWCLP in respect of Class B Units prior to such time, to the extent that it has not been paid to such holder for each Class B Unit held by it in respect of such fiscal year (or prorated part thereof),

before any amount will be paid to any holder of Class A Units or partnership units of any other class ranking junior to the Class B Units. After payment has been made to the holders of the Class B Units, such holders will, as such, have no further entitlement to participate in any further distributions upon any such liquidation, dissolution or winding up of the affairs of NWCLP except to the extent that such holders of Class B Units are also holders of Class A Units.

Right of Redemption at Option of the Holder

Subject to the rights, privileges, restrictions and conditions of any class or series of units ranking in preference to, or on a parity with, the Class B Units, each Partner holding Class B Units will be entitled to require NWCLP to redeem at any time, or from time to time, at the demand of such Partner all or any part of the Class B Units registered in the name of such Partner at the Class B Redemption Price (defined below), with respect to each Class B Unit so redeemed, as determined and payable in accordance with the terms and conditions hereinafter provided.

Exercise of Redemption Right

To exercise the above-mentioned right to require redemption hereunder, a duly completed and properly executed notice requiring NWCLP to redeem the relevant Class B Units, in a form reasonably acceptable to NWC GP Inc., will be sent by the relevant Partner to NWCLP at the head office of NWCLP, together with the certificates representing the Class B Units to be redeemed and written instructions as to the number of Class B Units to be redeemed. No form or manner of completion or execution of such notice and other documents will be sufficient unless the same is in all respects satisfactory to NWC GP Inc. and is accompanied by any further evidence that NWC GP Inc. may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon the tender by a Partner of Class B Units for redemption, such Partner will thereafter cease to have any rights with respect to the Class B Units tendered for redemption (other than to receive the Class B Redemption Price) including the right to receive any distributions thereon which are declared payable to the holders of Class B Units of record on a date which is subsequent to the Redemption Date (defined below). Class B Units will be considered to be tendered for redemption on the date (the "Redemption Date") and NWCLP has, to the satisfaction of NWC GP Inc., received the notice, certificates representing the Class B Units to be redeemed, the written instructions as to the number of Class B Units to be redeemed and other required documents or evidence as aforesaid.

Payment of Class B Redemption Price

The Class B Redemption Price payable in respect of the Class B Units tendered or called for redemption will be paid in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Partner holding the Class B Units to be redeemed.

Payments made by NWCLP of the Class B Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Partner holding Class B Units and/or any party having a security interest therein, unless such cheque is dishonored upon presentment. Upon such payment, NWCLP will be discharged from all liability to the relevant Partner in respect of the Class B Units so redeemed to the extent of the amount of such cheque.

Class B Redemption Price

For the purposes hereof, the price per Class B Unit payable to the Partner holding Class B Units for each Class B Unit tendered for redemption by such Partner (the "Class B Redemption Price") will be equal to the sum of:

(i) such Partner's then net contribution amount in respect of Class B Units, plus

(ii) for each fiscal year (or prorated part thereof, if the Redemption Date does not occur at the end of a fiscal year), such Partner's pro rata proportion (based upon each Partner's respective net contribution amount in respect of Class B Units) of an amount equal to the Class B Preferred Rate, multiplied by the total aggregate Class B subscription amount minus the aggregate amount of all contributions returned by the Partnership in respect of Class B Units prior to such time, to the extent that it has not been paid to such Partner for each Class B Unit held by it in respect of such fiscal year (or prorated part thereof).

Cancellation of Certificates for all Redeemed Class B Units

All certificates representing Class B Units that are redeemed hereunder will be cancelled and such Class B Units will no longer be outstanding.

<u>Class C Units</u>

In addition to the rights, privileges, restrictions and conditions attaching to the Class C Units as set forth in the Partnership Agreement, the Class C Units will have the following rights, privileges, restrictions and conditions as are set forth below:

Parity

The rights of all holders of Class C Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of NWCLP in the event of any liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP for the purpose of winding up its affairs.

Distributions to Holders of Class C Units

The holders of Class C Units as a class will be entitled to receive, in respect of each distribution period or fiscal year, as the case may be, in priority to holders of Class A Units and Class B Units, distributions from NWCLP in an amount equal to the Class C preferred return or the annual Class C preferred return, as applicable, all in the manner set forth in the Partnership Agreement. All Class C Units outstanding from time to time represent a fractional undivided beneficial interest in and will be entitled to equal shares in the Class C preferred return or the Annual Class C preferred return, as applicable, per the Partnership Agreement. All Class C Units will rank among themselves equally and rateably without discrimination, preference or priority.

Participation on Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP among its Partners for the purpose of winding up the affairs of NWCLP, each holder of Class C Units will be entitled to receive from the assets of NWCLP, for each Class C Unit held by such holder, the sum of:

(i) such holder's then net contribution amount in respect of Class C Units, plus

(ii) for each fiscal year (or prorated part thereof, if such liquidation, dissolution or winding up does not occur at the end of a fiscal year), such holder's pro rata proportion (based upon each holder's then respective net contribution amount in respect of Class C Units) of an amount equal to the Class C preferred rate, multiplied by the total aggregate Class C Subscription Amount minus the aggregate amount of all contributions returned by NWCLP in respect of Class C Units prior to such time, to the extent that it has not been paid to such holder for each Class C Unit held by it in respect of such fiscal year (or prorated part thereof),

before any amount will be paid to any holder of Class A Units or Class B Units or partnership units of any other class ranking junior to the Class C Units. After payment as provided in this subsection 3 has been made to the holders of the Class C Units, such holders will, as such, have no further entitlement to participate in any further distributions upon any such liquidation, dissolution or winding up of the affairs of NWCLP except to the extent that such holders of Class C Units are also holders of Class A Units or Class B Units.

Right of Redemption at Option of the Holder

Subject to the rights, privileges, restrictions and conditions of any class or series of units ranking in preference to, or on a parity with, the Class C Units, each Partner holding Class C Units will be entitled to require NWCLP to redeem at any time, or from time to time, at the demand of such Partner all or any part of the Class C Units registered in the name of such Partner at the Class C Redemption Price (defined below), with respect to each Class C Unit so redeemed, as determined and payable in accordance with the terms and conditions hereinafter provided.

Exercise of Redemption Right

To exercise the above-mentioned right to require redemption hereunder, a duly completed and properly executed notice requiring NWCLP to redeem the relevant Class C Units, in a form reasonably acceptable to NWC GP Inc., will be sent by the relevant Partner to NWCLP at the head office of NWCLP, together with the certificates representing the Class C Units to be redeemed and written instructions as to the number of Class C Units to be redeemed. No form or manner of completion or execution of such notice and other documents will be sufficient unless the same is in all respects satisfactory to NWC GP Inc. and is accompanied by any further evidence that NWC GP Inc. may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon the tender by a Partner of Class C Units for redemption, such Partner will thereafter cease to have any rights with respect to the Class C Units tendered for redemption (other than to receive the Class C Redemption Price therefore) including the right to receive any distributions thereon which are declared payable to the holders of Class C Units of record on a date which is subsequent to the Redemption Date (defined below). Class C Units will be considered to be tendered for redemption on the date (the "Redemption Date") NWCLP has, to the satisfaction of NWC GP Inc., received the notice, certificates representing the Class C Units to be redeemed, the written instructions as to the number of Class C Units to be redeemed and other required documents or evidence as aforesaid.

Payment of Class C Redemption Price

The Class C Redemption Price payable in respect of the Class C Units tendered or called for redemption will be paid in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of the United States, payable to or to the order of the Partner holding the Class C Units to be redeemed.

Payments made by the Partnership of the Class C Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Partner holding Class C Units and/or any party having a security interest therein, unless such cheque is dishonored upon presentment. Upon such payment, NWCLP will be discharged from all liability to the relevant Partner in respect of the Class C Units so redeemed to the extent of the amount of such cheque.

Class C Redemption Price

For the purposes hereof, the price per Class C Unit payable to the Partner holding Class C Units for each Class C Unit tendered for redemption by such Partner (the "Class C Redemption Price") will be equal to the sum of:

(i) such Partner's then net contribution amount in respect of Class C Units, plus

(ii) for each Fiscal Year (or prorated part thereof, if the Redemption Date does not occur at the end of a fiscal year), such Partner's pro rata proportion (based upon each Partner's respective net contribution amount in respect of Class C Units) of an amount equal to the Class C Preferred Rate, multiplied by the total aggregate Class C Subscription Amount minus the aggregate amount of all contributions returned by NWCLP in respect of Class C Units prior to such time, to the extent that it has not been paid to such Partner for each Class C Unit held by it in respect of such fiscal year (or prorated part thereof).

Cancellation of Certificates for all Redeemed Class C Units

All certificates representing Class C Units that are redeemed hereunder will be cancelled and such Class C Units will no longer be outstanding.

GENERAL DEVELOPMENT OF THE BUSINESS

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods across Canada and Alaska. The Fund, through its operating entities operates 201 stores across Canada and in the state of Alaska under the banners of Northern, NorthMart, Giant Tiger and AC Value Centers.

Three-Year History

Fiscal 2006

In 2006, the Company initiated multiple strategies to further expand its' merchandise offerings and introduce new products. At the start of the year an acquisition of a large in-store pharmacy brought knowledge into North West related to remote pharmacy operations, telepharmacy and contract pharmacy services to northern hospitals. An additional in-store pharmacy and one telepharmacy were opened during the year.

The private label store brands were re-launched to bring a more coherent message to our customers and create a more exclusive brand identity. The quick-service food business started to be revamped to strike a more profitable balance between fresher food and the cost of food preparation.

Gas bars remain a growth opportunity for the Company as six new gas bars were opened providing additional traffic within the stores and helping increase food sales.

Taking advantage of the broadband technology installed last year, the Company introduced improved store ordering processes through an "advanced order system" providing greater capability to store management to localize their assortment to better serve their customers. This new technology will be rolled out to all stores throughout 2007.

Nine stores were opened and six stores were renovated.

Fiscal 2005

The Company continued its' focus on in-store capability during 2005. Best Practice training was provided to another twenty-eight managers and another twenty-eight management candidates entered the Manager-In-Training program. We continue to redefine the store manager role to ensure that more accountability for planning, people and merchandise stays with our store teams.

Leadership programs were introduced for high potential senior managers recognizing the need for more accountable, effective and consistent management practices. One of the intents of this program is having work being done at the right level, with better decisions being made on a day-to-day basis, as close to our customers and communities as possible.

The roll out of the in-store point-of-sale systems was completed. The Company also installed a broadband communication network in all of the northern Canadian stores. This is an essential platform for bridging the distance between our vast geography of store locations. The benefits were improved customer service by providing faster check-out lanes and cost savings from disconnecting hundreds of land phone lines. The network also enables the Company to introduce improved work methods and processes in the upcoming years.

The Company opened seven stores and renovated eight stores.

Fiscal 2004

In 2004, the Company's strategy was to grow same store food sales while adjusting the general merchandise offerings to meet local market requirements and improve inventory productivity. Our productivity focus is on continuing to improve our store capability through investments in store technology, improvements in work methods and processes and upgrading the skills of our store managers.

The Company began the roll out of a common in-store point of sale system during 2004. Combined with this initiative a store management training program was developed to upgrade store management skills to better meet customer expectations and improve in store productivity. A "Best Practice" training program was initiated and sixty store managers completed the program. As well, a Manager-In-Training program was launched to further strengthen the ranks of our store management teams. This in-depth six to twelve month program ensures that management candidates have the skills and knowledge to lead a store from the beginning of their first assignment. Twenty individuals were recruited under this program.

The Company introduced new product offerings such as motor vehicle sales in select markets. Gas bars were tested in three road locations and we increased our private label food assortment by 10%.

During the year, the Company opened three Giant Tiger stores in urban neighborhoods and renovated eight stores.

DESCRIPTION OF THE BUSINESS

General

The main operating entities of the North West Company Fund are NWCLP and Alaska Commercial Company ("AC"). References to the "Company" include the retail operations in Canada and Alaska.

Both are leading retailers and distributors of everyday consumer goods and services to remote communities, rural towns and urban neighborhoods across northern Canada, rural Alaska and western Canada. They operate a network of 201 retail stores, which offer a diverse range of merchandise catering to the northern customer, the urban customer at several locations in southern Canada, as well as a catalogue shopping business. They also operate complementary businesses, including fur and Inuit art marketing businesses, which utilize their unique heritage and knowledge of the north.

For the fiscal year ended January 31, 2007, total revenues were $944.9 million, of which Canadian operations accounted for approximately 81% and Alaskan operations accounted for the balance or 19%. For the fiscal year ended January 28, 2006, total revenues were $849.7 million. At January 31, 2007, 6,639 people were employed including 806 people in Alaska.

Canadian Operations

The Canadian retailing operations consist of 129 Northern stores, six NorthMart stores, 10 stand-alone Quickstop convenience stores and 20 Giant Tiger Stores. These outlets are located in 148 communities across the Canadian north and in urban centers across western Canada. The communities range in size from small, remote settlements with populations as few as 300 people to larger, regional centers with populations of up to 15,000 people, to urban centers situated across western Canada. The average store size has approximately 7,500 square feet of selling space and features a broad assortment of food, general merchandise and services. Food offerings consist of perishable and non-perishable products including groceries, dairy products, meat, produce and convenience/fast-food services. General merchandise consists of family apparel, house wares, health and beauty aids, sporting goods, toys, hardware, furniture, appliances and home entertainment products, boats, outboard motors, canoes, all-terrain vehicles and snowmobiles. Services include cheque cashing, tax services, ATM's, money transfers, bill payment, and catalogue ordering and gasoline sales. Stores may also feature a post office, fast food franchise or a pharmacy. Store offerings are supported by an established catalogue business, Selections (*www.selections.northwest.ca*), which is distributed throughout northern Canada.

The Company is pursuing a strategy of entering into alliances with leading specialty retailers, distributors and service providers to broaden its product and service offering while leveraging its convenient locations. To date, the Company has established alliances with *Dufresne Furniture and Appliances, TruServ Canada Inc.* (in the hardware category), *Sobey's* (food distribution in eastern Canada), and *H&R Block Canada* (in the tax services category.) Management believes that these alliances have been positive in delivering stronger product and service offerings to customers at lower costs.

In 2002, the Company signed a 30-year Master Franchise Agreement with *Giant Tiger Stores Limited*, based in Ottawa, Ontario which grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, *Giant Tiger Stores Limited* provides product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company is responsible for opening, owning, operating and providing distribution services to the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected roll-out of 72 stores over the term of the agreement. As at April 20, 2007 the Company has opened 20 Giant Tiger stores and is in compliance with the terms of the agreement.

In addition to its retail operations, the Company operates complementary businesses that apply its unique heritage and knowledge of the north. These include: (i) the Fur Marketing Division, which purchases furs from trappers and sells aboriginal crafts and outerwear to the local and tourist retail market from three trading posts; (ii) the Inuit Art Marketing Service, which procures and markets carvings from Native artisans and is the largest Inuit art marketing service in Canada; (iii) Crescent Multi Foods, which is a full-line produce and fresh meat distributor, serving the Company's stores and third-party customers in Manitoba and northwestern Ontario; and (iv) The Odd Lots Discount Centre, which is used by the Company to dispose of surplus catalogue and store merchandise.

Alaskan Operations

Alaskan operations are conducted through Alaska Commercial Company ("AC") a wholly owned subsidiary of The North West Company Inc's wholly owned subsidiary NWC (U.S.) Holdings Inc. AC operates 29 AC Value Center stores and three AC Quickstop convenience stores. These store formats are similar to the Canadian stores. The Alaskan operations also include Frontier Expeditors, which provides wholesale services to small independent retailers in Alaska.

Distribution and Infrastructure

NWCLP operates one distribution centre in Winnipeg, Manitoba and AC operates another in Anchorage, Alaska. These distribution centres are used for both food and general merchandise distribution. Due to the vast geography of the store network, transportation is an important element of operations. One hundred and eighteen (118) stores are inaccessible by all-weather roads and another 58 stores are relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, trucks including via winter roads, rail and air. NWC owns a 50% interest in Transport Nanuk Inc., a shipping company servicing the eastern Arctic.

In both Canada and Alaska, the majority of stores are owned, in addition to employee residences and staff houses, which are typically located adjacent to the store in more remote store locations.

In Canada, NWCLP sources both food and general merchandise through its head office in Winnipeg, Manitoba, a buying office for fashion in Montreal, Quebec and through its corporate alliances. In Alaska, AC sources food and general merchandise from local distributors and manufacturers as well as from the lower 48 states through a buying office in Anchorage.

Financial Services

Customers are offered convenient, local access to a wide variety of financial services. Northern, NorthMart and AC Value Center stores each offer a revolving credit card for day-to-day purchases, similar to those offered by major department store chains. An extended payment program is also available to finance large dollar purchases (big-ticket purchases) at the stores. As there are relatively few bank branches in remote markets that the Company serves, ATM's, cheque cashing, debit card cash withdrawal, cash transfer, bill payment, currency exchange, money order and CashLink and gift card services are also offered at its stores.

Most of the day-to-day credit decisions are centralized freeing up the store manager's time for the marketing of products and services. The store manager's knowledge of the local economic conditions and their personal acquaintances with their customers continues to provide valuable input into the credit decision process. Credit provided on the extended payment program for big-ticket purchases are approved at the Company's head office. A central credit management system allows continuous monitoring of account activity and balances at the head office so that credit specialists can provide advice to the store managers. The allowance for doubtful accounts is adjusted monthly to reflect the changes in the currency of outstanding balances.

Markets

The Company operates 135 stores in smaller, remote communities inhabited principally by First Nations, Métis and Inuit. These markets range in population from 300 to 3,700 people and are generally not accessible by all-weather roads. These communities generally have a stable income base, which is dependent on government spending through social assistance and public sector employment in schools, health services, local government and public works projects. Income levels are also influenced by activities such as fishing, resource exploration, pipeline construction, hydro electricity development and related construction activity.

There are 65 stores in less remote, regional communities that are generally accessible by all-weather roads. These markets range in population from 1,000 to large urban centres. The economies of these communities are more diverse and income levels are higher than those of the more remote locations. Major sources of employment are in manufacturing, government services, transportation, health care, tourism and natural resources and of its total number of regional locations, 25 communities are largely dependent on natural resource industries.

Operations

Net earnings for the fiscal year ended January 31, 2007, were $53.7 million or $1.12 per unit on a diluted basis compared to net earnings for the fiscal year ended January 28, 2006, of $42.9 million or $0.89 per unit and net earnings of $37.3 million or $0.77 per unit for the fiscal year ended January 29, 2005. Earnings per unit for the fiscal years ended January 28, 2006 and January 29, 2005 have been restated to reflect the three-for-one unit split on September 20, 2006.

Revenues increased 11.2% to $944.9 for the fiscal year ended January 31, 2007. Consolidated Canadian operations experienced an 11.7% increase in revenues while the Alaskan operations recorded a 16.0% increase in revenues to US$154.2 million from US$133.0 million in the prior year.

Earnings before interest and taxes were $70.2 million or 7.4% of sales for the year ended January 31, 2007 compared to $60.5 million or 7.1% of sales for the fiscal year ended January 28, 2006. Consolidated Canadian earnings before interest and taxes of $59.5 million or 7.7% of revenues increased from $49.5 million or 7.2% of revenues for the prior fiscal year ended January 28, 2006. The Alaskan operations generated earnings before interest and taxes of US$9.4 million or 6.1% of revenues for the fiscal year ended January 31, 2007, compared to US$9.2 million or 6.9% of revenues for the prior fiscal year. Interest expense for the fiscal year ended January 31, 2007 was $6.8 million, up from $6.1 million for the prior fiscal year.

At January 31, 2007, total assets were $441.9 million, up 4.3% from $423.8 million in the prior year. Net working capital at January 31, 2007 was $103.4 million, representing a decrease of $19.9 million or 16.1% from $123.3 million at January 28, 2006 due to an increase in the current portion of long term debt of $20.2 million relating to a principal repayment due June 15, 2007.

Cash generated from operating activities for the year ended January 31, 2007 was $81.5 million compared to $75.3 million last year. Cash used in investing activities increased $11.5 million to $35.5 million. Cash used in financing activities during the year ended January 31, 2007 was $45.8 million compared to $40.9 million last year.

Further financial information on the Company's operations is available in the 2006 Summary Annual Report and the 2006 Management's Discussion & Analysis and Consolidated Financial Statements report filed on SEDAR at *www.sedar.com* and on the Company's website at *www.northwest.ca*.

Stores and Other Facilities

The following table sets forth the number of stores, the location of the stores by region and whether the stores are owned or leased as at January 31, 2007	Number of Stores	Owned[1]	Leased
Alberta	9	4	5
British Columbia	3	2	1
Labrador/NFLD	5	5	0
Manitoba	40	22	18
Nunavut	27	23	4
NWT	19	17	2
Ontario	27	15	12
Quebec	16	15	1
Saskatchewan	21	15	6
Yukon	1	0	1
Canadian Stores	**168**	**118**	**50**
Alaska Commercial Co.	32	15	17
TOTAL STORES	**200**	**133**	**67**

(1) Of these stores, 50 are located on leased land pursuant to ground leases.

The following table summarizes the number of stores and selling square footage under the retail formats as at January 31, 2007.

	Number of stores		Selling Square Footage	
	2006	**2005**	**2006**	**2005**
Northern	130	131	763,294	771,265
NorthMart	5	5	125,084	125,084
Quickstop	13	12	21,651	16,753
Giant Tiger	19	14	303,103	225,962
AC Value Centres	29	25	300,876	267,304
Other formats	4	4	22,558	22,558
Total at end of year	**200**	**191**	**1,536,566**	**1,428,926**

Subsequent to January 31, 2007, one Northern store was re-opened under the NorthMart banner which reduced the number of stores under the Northern banner to 129 and increased the number of stores under the NorthMart banner to six. A store was opened under the Giant Tiger banner in Edmonton, Alberta on February 24, 2007 bringing the total number of stores under the Giant Tiger banner to 20.

Selling areas of stores in remote communities range in size from 1,000 sq. ft. to 10,000 sq. ft. In regional and urban communities, selling areas range from 3,000 sq. ft. to 36,000 sq. ft. The Company owns employee residences and staff houses, which are typically located adjacent to the more remote store locations.

Competition

In the vast majority of the northern and remote communities that it serves, the Company's stores are the dominant providers of food, every day and seasonal general merchandise and command the largest market share. Local competition consists of stores operated by independent store owners and local co-operatives, some of which are associated with regional or national buying groups. Many of the Company stores enjoy strong local loyalties through established customer relationships. The strength of independent store competition varies considerably depending on the management skills, financial strength and scale of local operators. Additionally, the commitment of local staff to the store and to customer relationships and the ability to maintain consistent standards are other key factors that influence their success. In Canada, all of the communities in which the Company operates have access to mail order catalogue and direct mail services such as those provided by *Sears Canada Inc.*, *Wal-Mart* and smaller regional and specialized competitors. In Alaska, this type of competition is more intense and includes catalogues directed solely at the rural Alaska market by Anchorage retailers such as *Safeway, Wal-Mart* and *Sears.*

The stores also face competition (in varying degrees based upon the specific market location) from non-independent stores, including traditional department stores, big box retailers, discount department stores and specialty stores. AC competes directly with *Safeway* or its subsidiaries in three markets and *Wal-Mart* in one market. Furthermore, 41 of the store locations are within three hours driving distance of small to medium-sized urban centres offering a variety of shopping alternatives. The Giant Tiger stores are located in larger rural and urban markets and compete against major discount chains, food stores and department store formats.

Investing Activities

For the fiscal year ended January 31, 2007 total investing activities amounted to $35.5 million, which includes $5.6 million in business acquisitions, compared to $24.0 million for the fiscal year ended January 28, 2006. Net capital expenditures for the fiscal year ending January 31, 2008, are expected to be in the range of $39 million to $43 million and will be financed out of cash flow from operations and from unutilized credit available on existing bank operating facilities. Further financial information on the Company's capital expenditures is included in the 2006 Management's Discussion & Analysis and Consolidated Financial Statements report filed on SEDAR at *www.sedar.com* and on the Company's website at *www.northwest.ca*.

Management of Sales and Operations

In Canada, each store employs a full-time manager who has the primary responsibility to monitor daily operations, maximize selling opportunities and safeguard the Company assets.

Northern, NorthMart, and Quickstop banners are managed within four regions, each of which is managed by a General Manager under the leadership of a Vice-President. Two regions are led by a General Manager and a specialist support team. The remaining two regions are divided into nine districts, with each district led by a District Manager and a support team reporting to a General Manager.

The General Managers are responsible for the store level execution of corporate strategies, policies and programs. The regional General Managers contribute to the development of these initiatives by providing front line feedback from daily contact with staff, customers and communities.

The 20 Giant Tiger stores are managed by the Vice-President and General Manager Giant Tiger West along with a specialist support team and assistance from *Giant Tiger Stores Limited.*

In Alaska, Sales & Operations report to a Vice-President, Sales & Operations and a Director of Store Operations. Support for Sales & Operations is provided directly by AC's Accounting, Human Resources and Marketing departments in Anchorage and with selected additional support from Winnipeg based service departments.

Employees

At January 31, 2007, the Company employed 6,639 people, including 806 in Alaska. Of these, approximately 1,700 are aboriginal and of the aboriginal employees, 232 hold managerial positions. The Company is active in the recruitment of aboriginal people for positions in stores, corporate and distribution centers.

Training and development of employees is also a major focus across the Company. Particular attention is being paid toward enhancing food expertise within store operations and with those who have category management responsibilities. As part of a "Best Practice" training initiative new operational processes have been identified and documented. The Sales and Operations teams for Canada and Alaska are responsible to train the store managers and their teams to comply with required operational standards. In Alaska, the focus is on industry-sponsored training materials. Canada and Alaska are also recruiting more senior people for store operations positions through the Manager-In-Training and the Department Manager in Training programs. This provides training to experienced store managers and department managers as to operating processes prior to managing a store or a department within a store.

Customers

The primary customer group consists of lower-income shoppers residing in remote and urban neighborhood communities across Canada and Alaska. This typical customer's income depends on wage income, direct and non-discretionary government transfer payments or regional government program funding. In smaller, more remote communities, this group's spending is also influenced by the availability of seasonal employment opportunities, which are typically created by government-funded construction and infrastructure projects. The shopping needs of this customer group mainly consists of necessity food and everyday basic general merchandise and are influenced by the challenging climate and logistics conditions that exist in these communities. The urban Giant Tiger customers are somewhat less dependent upon government funding but still exhibit similar shopping needs.

Secondary target customers also include quality and selection-driven shoppers and younger, "trend-driven shoppers". Food and general merchandise assortments aimed at these shoppers consist of fashion and lifestyle products similar to those offered by retailers in urban markets.

Environment

The Company is subject to environmental regulations pursuant to federal, provincial and state legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances handled. A breach of such legislation may result in the imposition of fines and penalties. To ensure that compliance is in accordance with applicable environmental laws, the Director, Real Estate and Store Planning has been appointed as Environmental Officer and reports quarterly to the Board of Directors.

The Company is committed to meeting its responsibilities to protect the environment wherever it operates and annually budgets expenditures of both a capital and expense nature to meet the increasingly stringent laws relating to the protection of the environment. The Company believes it is in substantial compliance with applicable environmental laws and regulations and does not believe the expenditures will have a material effect on earnings.

RISK FACTORS

Risks affecting business and the units of the Fund include but are not limited to the following:

Risks Relating to the Units

Proposed Federal Tax Changes

On October 31, 2006, the Minister of Finance of the Government of Canada announced changes to the tax treatment of specified investment flow-through entities ("SIFTs"), including publicly traded income trusts and their unitholders. Draft amendments to the Tax Act were released on December 21, 2006 to implement these changes (the "2006 Proposed Tax Changes"). No legislation has been enacted to date, and significant issues outlined in the 2006 Proposed Tax Changes and various news releases from the Minister of Finance have yet to be reflected in the draft legislation. It is not known at this time when the 2006 Proposed Tax Changes will be enacted by Parliament, if at all. Until the 2006 Proposed Tax Changes are passed into law, the Fund is unable to determine with certainty the ultimate impact of the new tax legislation on the operations, cashflows and distributions to unitholders. Further information on the 2006 Proposed Tax Changes is included on page 6 of this report.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of units.

The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

Income taxes are accounted for by using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. The provision for income taxes is recorded at applicable statutory rates.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, the possibility exists that certain matters may be reviewed and challenged by the tax authorities. The Company regularly reviews the potential for adverse outcomes and the adequacy of its tax provisions. The Company believes that it has adequately provided for these matters. If the final outcome differs materially from the provisions, the Company's income tax expense and its earnings could be affected positively or negatively in the period in which the matters are resolved.

Nature of Units

The units do not represent a direct investment in the operations and should not be viewed by investors as shares in the operating entities. Holders of units will not have the statutory rights normally associated with ownership of common shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The units represent a fractional interest in the Fund. The Fund's primary assets are equity securities and debt instruments of NWC and NWC Trust. The market price per unit is expected to be a function of the Fund's anticipated distributable income and the growth in earnings per unit generated by operations and general investment market conditions.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for holders of units to liquidate their investments. Subordinated Notes or notes, which may be distributed to holders of units in connection with a redemption ("Redemption Notes"), will not be listed on any stock exchange and no established market is expected to develop for such securities. In addition, Subordinated Notes and Redemption Notes received as a result of a redemption of units will not be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. Cash redemptions are subject to limitations.

Distribution of Shares and Notes on Termination of the Fund

Upon termination of the Fund, the Trustees may distribute the assets of the Fund directly to the holders of units, subject to obtaining all required regulatory approvals. The primary assets of the Fund prior to the proposed reorganization are common shares and subordinated notes of NWC, which are not freely tradable and are not currently listed on any stock exchange. In addition, the common shares and subordinated notes of NWC and NWCT are not qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds or registered education savings plans.

Cash Distributions Are Not Guaranteed and May Fluctuate with the Company's Performance

Although the Fund must distribute its net income to unitholders (except net income which is determined by the Trustees to be required to satisfy any tax liability of the Fund), there can be no assurance regarding the amounts of income generated by the Fund or its affiliates, or that such distributions will be payable in cash. The Fund depends on interest and other payments from NWC, NWCT Trust and NWCLP to make its cash distributions. NWC's ability to service its debt and make other payments to the Fund will depend upon numerous factors, including profitability, third party debt service payments, fluctuations in working capital, interest rates, foreign currency exchange rates, capital expenditures and other factors beyond the control of the Fund, its subsidiaries and affiliates. Cash distributions are not guaranteed and may fluctuate with earnings performance.

Risks Relating to the Business

Government Spending

Financial performance is partly dependent upon the prosperity of communities in northern Canada and Alaska. The economy in northern Canada is highly dependent on government spending through social benefits programs, health care, education and public works. The Alaskan economy also benefits from annual payments to residents from a permanent fund created from oil revenues.

Retail Industry and Economic Downturns

For the year ended January 31, 2007, approximately 25% of sales are in the general merchandise category. Although the core customer is a lower income shopper with relatively stable income sources, the general merchandise category is sensitive to general economic conditions, consumer confidence and weather fluctuations. External factors which affect customer demand, and over which the Company exercises no influence, include general economic growth, interest rates, personal debt levels, unemployment rates and levels of personal disposable income. In an economic downturn, discounting by major retailers may affect the pricing levels achievable in respect of general merchandise products. A recession or significant and prolonged decline in consumer spending could have a material adverse effect on business, financial condition and results of operations.

In addition, approximately 13% of the stores are located in communities, which are dependent on a single industry, such as fishing, mining or oil and gas extraction. A decline in the fortunes of the relevant industry would have a material adverse effect on the communities in which those stores are located and, in the aggregate, could have a material adverse effect on business, financial condition and results of operations.

Aboriginal Consumer Environment

About 29% of sales are derived from communities and regions that restrict commercial land ownership and usage by non Aboriginal-owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. The Company successfully operates within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, affirmative steps taken to recruit local residents into management positions, increased Aboriginal participation at the Board level and direct investment in the Fund by Aboriginal-owned entities.

Competitive Environment

Despite the remoteness of its markets, there is significant competition. The Company's stores compete with stores operated by local village corporations, independent store owners and co-operatives, some of which are associated with regional or national buying groups. These independent merchants maintain market share due to strong local loyalties and established customer relationships. All of the communities in which there are Company stores have access to mail order catalogue, direct mail and internet services such as those provided by *Sears Canada Inc.* and *Wal-Mart*. In the larger communities the Company stores compete directly with other national or regional retailers such as *True Value*, *Fields*, and *I.G.A./Sobeys*. Moreover, approximately 21% of the stores are located within three hours driving distance of small and medium sized urban centers that offer expanded shopping alternatives. Financial performance and results from operations are dependant on the ability to continue to develop and implement strategies to compete with other retailers and to anticipate and respond to changing consumer preferences and merchandising trends in a timely manner.

Dependence on Key Personnel

Success depends to a significant degree on the ability of the Company to attract and retain employees. Due to the vast geography and remoteness of the Company's markets, there is significant competition and limited numbers of experienced personnel, particularly at the store management level. At the store level, as with many other retailers, there is the challenge of high employee turnover. The ability to minimize employee turnover is an important competitive factor and directly relates to the effectiveness of store operations. Failure to attract, motivate and retain qualified personnel could have a material adverse effect on business, financial condition and results of operations.

In addition, the Company is dependent upon its officers and the loss of services of any number of officers could have a material adverse effect on the business, financial condition and results of operations.

New Business Strategies

The success of same and new store growth is dependent on a number of factors, including the availability of suitable store locations or acquisition opportunities, the successful negotiation of acceptable leases or acquisitions, the ability to manage the expansion of the store base, the ability to successfully develop new products and services, the ability to source inventory which meets the needs of the new stores, the development of adequate management information systems, the ability to recruit and train new managers and employees, the availability of capital and general economic and business conditions. The success of the alliance strategy described under Canadian Operations above is dependent on a number of factors, such as the ability of the alliance partners to source suitable merchandise, obtain volume discounts, manage inventory and deliver products in a timely manner and on the relationship between the Company and its alliance partners.

There can be no assurance that new business strategies will be successfully implemented, or that, if implemented, the strategies will increase profitability.

Financial Services Business

The financial services operations are an important part of the business. There is a risk of customer defaults on credit accounts, particularly following deterioration in the economy. The credit card industry is highly competitive and other credit card issuers may seek to expand or to enter the markets. New federal, provincial and state laws and amendments to existing laws may be enacted to further regulate the credit card industry or to reduce finance charges or other fees or charges applicable to credit card accounts. Deterioration in the financial services business could have an adverse effect on business, financial condition and results of operations.

Supplier Arrangements

There is a dependency on third parties for the manufacturing and supply of the products for sale. All orders for merchandise and food products are placed by purchase order or personal data terminal and there are no long-term agreements with any manufacturer or supplier. Failure to maintain favourable relationships with manufacturers or suppliers could have an adverse effect on business, financial condition and results of operations.

Under the alliance initiative, major buying and distribution activities are outsourced through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and, over the long term, lower overhead expenses. For each alliance entered into it is important that an effective connection be established with the other organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are risks of this initiative. Increased risks are assumed as volume of business increases with alliance partners with less direct control over assurance of their performance than internally controlled processes.

Interest Rate and Currency Fluctuations

There is an exposure to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments during the financial year ended January 31, 2007, US$36 million of the US$65 million Senior Notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43 million of the Senior Notes were maintained in US dollar obligations to hedge NWC's investment in AC. Increases in interest rates would increase the cost of borrowing. Interest rate and exchange rate fluctuations are beyond the Company's control and there can be no assurance that such fluctuations will not have a material effect on business, financial condition and results of operations.

Income Taxes

The Fund and its subsidiaries and affiliates have complex corporate structures and financing arrangements. Provisions for income taxes and filings are based on assumptions that management and its tax advisors believe are appropriate but can be subject to review and challenge by tax authorities in Canada and the United States. Tax audits can be completed for periods of up to six years after the filing of returns. The tax provisions and assumptions may not be adequate if the tax authorities disagree with the positions taken by the Fund and subsidiaries and affiliates and could result in reassessments of prior years which could have a material adverse effect on the business and consequently the Fund's, financial condition and results of operations. Also see "Risks Relating to the Units – Income Tax Matters" above.

Risks of Refinancing

The Senior Notes, have been issued in an aggregate principal amount of US$65 million, with 20% repayable June 15, 2007 and June 15, 2008 and the balance due on June 15, 2009. In addition, the operating lines of credit are renewed annually. There can be no assurance that the NWC will be able to refinance such borrowings on favourable terms or at all. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, a long-term debt repayment due June 15, 2007 as well as all distributions for the year. To the extent that NWC is not able refinance its borrowings, it may impact our ability to fund operating requirements, make capital expenditures and pay distributions.

Management of Inventory

Success in the retail industry is dependent upon the ability to manage inventories of merchandise in proportion to the demand for such merchandise. A miscalculation of consumer demand for its products could result in having excess inventory for some products and missed sales opportunities for others. Weak sales and resulting markdowns and/or write-offs could impair profitability and have a material adverse effect on the business, financial condition and results of operations.

Information Systems

Information systems play an important role in the support of the core business processes, including merchandising, marketing and advertising, logistics, store operations, finance, human resources and store planning. Significant investments have been made to implement a new point-of-sale computer system and enhancements to existing management information systems are being implemented. The ability to maintain and upgrade information systems capabilities and to maximize the benefits from corresponding process changes will be important to future business, financial condition and results of operations.

Dependence on Key Facilities

There are two major distribution centres, one in Winnipeg and one in Anchorage. A serious disruption at either of these facilities or those of any of the corporate alliance partners due to fire, tornado or otherwise could have a material adverse effect on business, financial condition and results of operations.

Leases

NWCLP and AC own, directly or indirectly, the land and buildings associated with 133 stores. The remaining stores are generally held under long-term leases. The long-term nature of the leases may limit the ability to respond in a timely manner to changes in the demographic or retail environment at any location.

Crude Oil and Other Energy Prices

Due to the vast geography of the store network, transportation is an important element of operations. The majority of stores are inaccessible by all-weather roads and the balance is relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, trucks including via winter roads, rail and air. In addition, heating costs comprise a relatively significant portion of the general overhead costs. An increase in the price of crude oil and other energy prices would increase the cost of supplying and heating the stores. If these increased costs cannot be passed along to customers, such increases may have an adverse effect on business, financial condition and results of operations.

MARKET FOR SECURITIES

On September 20, 2006, the Fund's units were split on a three-for-one basis whereby unitholders received two additional units for each unit held on the record date.

Units of the Fund are listed on The Toronto Stock Exchange, under the trading symbol NWF.UN. The following table shows the trading prices and the trading volume of units by month for the year. All trading price values have been adjusted to reflect the three-for-one unit split. Volumes are the actual volumes of units traded.

2006 Trading Price and Volume			
MONTH	HIGH	LOW	VOLUME
Feb-06	12.74	10.64	452,133
Mar-06	13.57	12.00	717,534
Apr-06	14.17	13.08	373,633
May-06	13.91	12.65	443,186
Jun-06	15.38	12.75	1,084,308
Jul-06	15.96	14.79	833,051
Aug-06	15.82	14.74	219,528
Sep-06	18.50	14.82	1,578,237
Oct-06	18.47	16.70	1,308,146
Nov-06	16.85	12.25	2,584,469
Dec-06	17.19	15.53	1,238,775
Jan-07	16.75	14.08	2,333,699

TRUSTEES OF THE FUND

The name, municipality of residence, position and principal occupation of the Trustees and officers of the Fund are as follows:

Name and Municipality of Residence	Trustee Since	Position Held	Principal Occupation
Ian Sutherland Oro Medonte, Ontario	1997	Trustee	Chairman, The North West Company Inc.
David G. Broadhurst [(1)] Toronto, Ontario	1997	Trustee	President, Poynton Investments Limited
Frank J. Coleman Corner Brook, Newfoundland and Labrador	2005	Trustee	President & Chief Executive Officer, Coleman Group of Companies
Wendy F. Evans [(1)] Toronto, Ontario	2005	Trustee	President, Evans and Company Consultants Inc.
R.J. (Bob) Kennedy Winnipeg, Manitoba	2005	Trustee	Chief Executive Officer, WiBand Communications Corp.
Gary J. Lukassen [(1)] Mississauga, Ontario	2005	Trustee	Corporate Director
Keith G. Martell [(1)] Saskatoon, Saskatchewan	2005	Trustee	Chairman, First Nations Bank of Canada
James G. Oborne [(1)] Winnipeg, Manitoba	2005	Trustee	Chairman, Westgate Capital Management Corp.
H. Sanford (Sandy) Riley Winnipeg, Manitoba	2005	Trustee	President & Chief Executive Officer, Richardson Financial Group Limited
Edward S. Kennedy Winnipeg, Manitoba	2005	Trustee	President & Chief Executive Officer of the Company

(1) **Member of Audit Committee**

DIRECTORS AND OFFICERS OF THE NORTH WEST COMPANY INC.

The name, municipality of residence, position and principal occupation of each of the Directors and officers of NWC as at April 20, 2007 are as follows:

Directors

Name and Principal Occupation	Committees	Municipality of Residence	Director Since
David G. Broadhurst President, Poynton Investments Limited	3	Toronto, Ontario	2005
Frank J. Coleman President & Chief Executive Officer, Coleman Group of Companies	2,3	Corner Brook, Newfoundland	1999
Wendy F. Evans President, Evans and Company Consultants Inc.	2	Toronto, Ontario	2005
R.J. (Bob) Kennedy Chief Executive Officer, WiBand Communications Corp.	1,2	Winnipeg, Manitoba	2003
Edward S. Kennedy,* President & Chief Executive Officer, The North West Company Inc.	-	Winnipeg, Manitoba	1996
Gary J. Lukassen Corporate Director	2	Mississauga, Ontario	1987
Keith G. Martell Chairman, First Nations Bank of Canada	1	Saskatoon, Saskatchewan	2000
James G. Oborne Chairman, Westgate Capital Management Corporation	3	Winnipeg, Manitoba	1987
H. Sanford (Sandy) Riley President & Chief Executive Officer, Richardson Financial Group Limited	1,2	Winnipeg, Manitoba	2003
Ian Sutherland * Chairman, The North West Company Inc.	-	Oro Medonte, Ontario	1978

1 Member of the Corporate Governance and Nominating Committee
2 Member of the Human Resources and Compensation Committee
3 Member of the Pension Committee
* The Chairman of the Board and President & Chief Executive Officer attend all board meetings in an ex officio capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following Directors of the Company have made the following declarations.

Mr. James G. Oborne was a Director and founding member along with five others of Futureview Inc. that went public in January 2001 on the Winnipeg Stock Exchange using its Keystone Company program and subsequently became listed on the TSX Venture Exchange. The shares were suspended from trading in 2003 due to the Company's failure to complete a required qualifying transaction as required by TSX Venture Exchange policy. The company was wound up in April 2004 after the external public shareholders had been returned 100 percent of their original investment and all corporate liabilities have been paid.

Mr. James G. Oborne was a Director of Jazz Golf Equipment Inc. from prior to it becoming a reporting issuer until October 6, 2006, at which time he resigned due to a disagreement as to corporate strategy being directed by the major shareholder's director appointees. On October 27, 2006, the Board via press release, announced approval of the sale of assets to a subsidiary of Ensis Growth Fund Inc., the largest shareholder of Jazz under the Bankruptcy and Insolvency Act, subsequently Court approved on November 22, 2006. The shares ceased trading on January 5, 2007.

Mr. Gary J. Lukassen was a Director of Stelco Inc. from June 2002 until March 31, 2006. On January 29, 2004 Stelco Inc. filed for and was granted Court protection under the Companies' Creditors Arrangement Act ("CCAA"). Stelco Inc. emerged from Court protection under the CCAA on March 31, 2006.

Mr. R.J. (Bob) Kennedy was a Director and officer of WiBand Corporation. In Dec 2001 WiBand Communications Corp. was sold to OA Group Inc. an issuer on the TSX Venter Exchange. Shares were exchanged and the shareholders of WiBand Communications Corp. received shares in OA Group Inc. As a condition of the share exchange, Mr. Kennedy was to be included on the management slate of the Board of Directors of OA Group Inc. He was elected to the OA Group Inc. Board on June 20, 2002. Upon seeing the financial condition of OA Group Inc. Mr Kennedy resigned on July 8, 2002. OA Group Inc. went into receivership on July 15, 2002. Mr. Kennedy bought certain assets from the receiver and continues the business under the WiBand name.

Mr. R. J. (Bob) Kennedy was a Director of Jazz Golf Equipment Inc. In 2006, Jazz Golf Equipment Inc., a company listed on the TSX Venture Exchange filed a proposal under the Bankruptcy Act to sell its assets to Ensis Corporation to become a private company. Under the proposal, all creditors were to be satisfied. Mr. Kennedy resigned on November 22, 2006 from the Board. Jazz Golf Equipment Inc. was de-listed from the TSX Venture Exchange.

The information set forth above and the information concerning the number of units beneficially owned or over which control or direction is exercised, not being within the direct knowledge of management of the Fund, has been provided to the Fund by the persons referenced in the preceding paragraphs.

Officers

Name and Principal Occupation	Municipality of Residence	Officer Since
Ian Sutherland, Chairman of the Board	Oro Medonte, Ontario	1978
Edward S. Kennedy, President & Chief Executive Officer	Winnipeg, Manitoba	1989
Léo P. Charrière, Executive Vice-President & Chief Financial Officer	Winnipeg, Manitoba	2003
John D. King, Vice-President, Finance & Secretary	Winnipeg, Manitoba	2006
Kenneth M. Claudel, Vice-President, Logistics & Supply Chain Services	Winnipeg, Manitoba	2002
Gerald L. Mauthe, Vice-President, Information Services	Ste. Adolphe, Manitoba	2005
Scott A. McKay, Vice-President & General Manager, Giant Tiger, West	Winnipeg, Manitoba	2004
Karen J. Milani, Vice-President, Human Resources	Winnipeg, Manitoba	2000
Russell J. Zwanka, Executive Vice-President, Procurement & Marketing	Winnipeg, Manitoba	2005
Michael W. McMullen, Executive Vice-President, Northern Canada Retail	La Salle, Manitoba	2007

All of the Trustees of the Fund and all of the Directors and officers of NWC have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

H. Sanford (Sandy) Riley has been President & Chief Executive Officer of *Richardson Financial Group Limited* since 2002; Chairman of Investors Group Inc. from 2001 to 2002; President and C.E.O. of *Investors Group Inc.* from 1992 to 2001. Chancellor of the *University of Winnipeg*; Chairman, *University of Winnipeg Foundation*. Director, *Molson Coors Brewing Company* and *James Richardson & Sons* affiliated companies. NWC Director since 2003.

Léo P. Charrière became Executive Vice-President, Chief Financial Officer and Secretary effective May 29, 2003. Prior to this appointment Léo was President and CEO of *TruServ Canada Cooperative Inc.*, a distributor of general merchandise in Winnipeg. In June 2006 his title was changed to Executive Vice-President & Chief Financial Officer.

Kenneth M. Claudel became Vice-President, Logistics and Supply Chain Services effective October 15, 2002. Ken previously held the position of Director, Retail Service Centre and Northcan, responsible for Winnipeg based distribution Centre operations.

Scott A. McKay became Vice-President and General Manager, Giant Tiger, West Store Division on October 19th, 2004. Prior to this appointment Scott was the General Manager of *Plug-Ins Electronix* a Dubai based electronics retailer in the Middle East. His previous background includes Vice President of Retail Operations with *Intrawest Retail Group* in Golden Colorado and General Manager, Western Canada with *Toys R Us Canada*.

Gerald L. Mauthe joined NWC on March 21, 2005 as Vice-President of Information Services. Prior to this appointment Gerry was the Director / CIO of the Information Technology Group of *TruServ Canada Cooperative Inc.*, a distributor of general merchandise in Winnipeg. His previous background includes various Senior Consultant and Project Manager positions.

Russell J. Zwanka joined NWC on August 8, 2005 as Executive Vice-President, Food Procurement and Wholesale. Prior to this appointment, Russell was Vice President of Merchandising for Bozzuto's, a $1.5B Wholesaler/ Retailer located in Cheshire, CT. His previous background includes senior roles in Merchandising Planning, C-Stores, Procurement, and Category Management. In June 2006 his title was changed to Executive Vice-President, Procurement & Marketing.

John D. King was appointed to the position of Vice-President, Finance & Secretary on June 19, 2006. Prior to this appointment, John held the positions of Director of Finance and Stores Controller. He joined NWC in 1994.

Michael W. McMullen joined NWC on February 5, 2007 as Executive Vice-President, Northern Canada Retail. Prior to this appointment, Michael was President & CEO of Warehouse One, The Jean Store, national denim and casual wear chain based in Winnipeg, MB. His previous background includes Vice-President, Retail of Palliser Rooms, as well as a 15 year career with IKEA North America in the U.S. and Canada. Prior to joining IKEA Michael taught Business Policy and Organization Behavior at Wilfred Laurier University.

The term of office of each of the Trustees and the Directors expires at the next Annual Meeting of the Fund.

Trustees and officers of the Fund and Directors and officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 2,531,437 units or 5.2% of the outstanding units of the Fund as of the date of this report.

Audit Committee Information

The Audit Committee Charter as approved by the Board of Trustees on December 7, 2006 is included in Appendix A. All members of the Audit Committee are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees and have the education and experience as shown below which is relevant to their roles as Audit Committee Members. External audit service fees are provided below.

Audit Committee Members

Name and Principal Occupation	Municipality of Residence	Director Since
Gary J. Lukassen, Committee Chair	Mississauga, Ontario	1987
David G. Broadhurst	Toronto, Ontario	2005
Wendy F. Evans	Toronto, Ontario	2005
Keith G. Martell	Saskatoon, Saskatchewan	2000
James G. Oborne	Winnipeg, Manitoba	1987

The following is a summary of the education and experience of the members of the Audit Committee that is relevant to the performance of responsibilities as an Audit Committee member.

Gary J. Lukassen, CA retired as Executive Vice-President and Chief Financial Officer, *The Hudson's Bay Company* in March 2001. He is currently a Director and the Chair of the Audit Committee of both *Abitibi Consolidated Inc. and of Spinrite Income Fund.*

David G. Broadhurst is President of *Poynton Investments Limited.* He was President and C.O.O. of *Reeve Court Insurance Limited (Bermuda)* from 1998 to 2001; Investment Banker with *First Marathon Securities Limited* from 1996 to 1998. Previously he spent his entire career with *PriceWaterhouse Canada* retiring in 1996 as the Senior Tax Partner. Director, and the Chair of the Audit Committee of *MCAN Mortgage Corporation* and Trustee of *Arriscraft International Income Fund.*

Keith G. Martell, CA is the Chairman of the *First Nations Bank of Canada* since 1997; Executive Director of Finance of the *Federation of Saskatchewan Indian Nations* from 1994 to 1997; Chartered Accountant with *KPMG* from 1985 to 1994. Director, *Public Sector Pension Investment Board of Canada, Flying Dust First Nation TLE Trust and Primrose Lake Settlement Trust.*

James G. Oborne, B.A. has 26 years experience as an investment dealer working in research, corporate finance, sales and branch management with two national firms and is the Chairman of the *Westgate Capital Group* and Managing Partner of the *Vision Capital Fund LP* since 1990. Chairman, *Institute of Classical Homeopathy Inc.*, the *University of Winnipeg* Pension Committee. Mr. Oborne is a member of four other audit committees, two of which he chairs.

Wendy F. Evans is President of Evans and Company Consultants Inc. In 1987 she formed Evans and Company Consultants Inc., which provides marketing, financial and management services, and research to a variety of clients largely within the retail, government and wholesale sectors. Ms. Evans has taught retail marketing, is an Adjunct Professor in the School of Retail Management at *Ryerson University* and is a Research Associate with the *Centre for the Study of Commercial Activity.* She led the retail portion of the "Doing Business in the United States" research program at the *National Centre for Management Research and Development* dealing with issues of cross border retailing between Canada, the U.S. and Mexico.

External Audit Service Fees

Fees paid to the external auditors in the past two years with respect to services provided to the Fund and the Company were:

	2006	2005
Audit fees	$337,808	$283,882
Audit related fees (1)	12,297	12,297
Tax fees (2)	257,825	253,342
Other fees (3)	11,962	19,441
Total	**$619,892**	**$568,962**

(1) Audit related fees include store audit procedures, review of procedures for the Fund, and confirmation of compliance with senior debt covenants.

(2) Quarterly tax compliance services and tax planning advice.

(3) 2006 Canadian Public Accountability Board fees and advice on the reorganization of the Fund. 2005 CEO and CFO Certification advice and Canadian Public Accountability Board fees.

AUDITORS

The Auditors of the Fund is PricewaterhouseCoopers LLP, Richardson Building, One Lombard Place, Winnipeg, Manitoba, R3B 0X6

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Fund is CIBC Mellon Trust Company, 600 Dome Tower, 6th Floor, 33-7th Ave. S. W., Calgary, Alberta T2P 2Z1

ADDITIONAL INFORMATION

The Fund will provide to any persons, upon request to the Executive Vice-President, Chief Financial Officer or the Vice-President of Finance and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Fund's securities, the following:

(i) one copy of the most recent Annual Information Form of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference into such Annual Information Form;

(ii) one copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Information Circular of the Fund in respect of its most recent annual meeting of unitholders that involved the election of Trustees of the Fund and Directors of the Company, or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate;

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above; and

(v) Additional information can be found on SEDAR at *www.sedar.com* or on the Company's website at *www.northwest.ca*.

At any other time, one copy of the above documents referred to in paragraphs (i), (ii), (iii) and (iv) shall be provided upon request by the Executive Vice-President, Chief Financial Officer or the Vice-President of Finance and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Additional information including Trustees', Directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Fund's Information Circular for its most recent annual meeting of unitholders that involved the election of Trustees and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

APPENDIX “A”

NORTH WEST COMPANY FUND

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors and the Board of Trustees on December 7, 2006

TABLE OF CONTENTS

1. Introduction

The Audit Committee will assist the Board of Trustees (the Trustees) in fulfilling their oversight responsibilities. The Audit Committee will review the integrity of the financial reporting process, the system of internal control and the management of financial risks, the audit process, and the Fund's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Trustees, management, and the internal and external auditors. To perform his or her role effectively, each committee member will obtain an understanding of the detailed responsibilities of committee membership as well as the company's business, operations, and risks.

2. Reporting

The committee shall report to the Board of Trustees of the North West Company Fund.

3. Composition

The Audit Committee will consist of at least three and no more than six members of the Board of Trustees. The Board of Trustees will appoint committee members and the committee Chair. Each committee member will be both independent and financially literate and at least one member shall have accounting or related financial expertise. For this purpose "financial literacy" means the ability to read and understand a balance sheet, an income statement and a cash flow statement at the level of complexity of the Company and "accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. Appointment

Members of the committee shall be appointed at the meeting of the Trustees immediately following the Annual Meeting of Unitholders and shall hold office until the Annual Meeting in the following year, provided that any member may be removed or replaced at any time by the Trustees and shall in any event cease to be a member of the committee upon ceasing to be a Trustee.

5. Vacancies

Where a vacancy occurs at any time in the membership of the committee, it may be filled by the Trustees.

6. Chairman

The Trustees shall designate one of the members of the committee to be Chairman.

If the Chairman of the committee is not present at any meetings of the committee, one of the other members of the committee present at the meeting shall be chosen by the committee to preside.

The Chairman presiding at any meeting shall have a casting vote.

The responsibilities of the Chairman include:

- (i) chairs meetings of the committee and ensures that the committee meets on a regular basis
- (ii) provides leadership to enhance the effectiveness of the committee
- (iii) sets with management the agenda for the meetings
- (iv) ensures that the committee has access to timely and relevant information and resources to support its mandate
- (v) ensures that the committee fulfills it mandate, and
- (vi) acts as liaison between the committee and the Board and the committee and management.

7. Meetings

The committee will meet at least four times a year, with authority to convene additional meetings, as circumstances require. All committee members are expected to attend each meeting, in person or via conference call. The committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with internal and external auditors and executive sessions. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of the committee meetings will be prepared.

8. Secretary

The committee shall appoint a Secretary who need not be a member of the committee.

9. Notice of Meeting

Notice of the time and place of every meeting shall be given in writing, email or facsimile to each member of the committee at least seven days prior to the time fixed for such Meeting.

In addition to being given to the members, notice of meeting shall also be given to the Chairman of the Board, the President & CEO, the CFO, the external auditors and the internal auditor.

A member may in any manner waive notice of a meeting. Attendance of member at any meeting shall constitute waiver of notice.

10. Quorum

A majority of the committee, present in person or by telephone, shall constitute a quorum.

11. Attendance

The President & CEO, the CFO, the external auditors and the internal auditor shall, in normal circumstances, be expected to attend.

The committee may, by specific invitation, have other resource persons in attendance.

The committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee. It is expected that the committee will meet with the external auditors at least once each year without the presence of management.

12. Decisions

All decisions of the committee shall be made by a majority vote of the representatives at the meeting in which such vote is taken; provided, however that where the majority of representatives consent to a decision in writing, in lieu of a meeting, such written decision shall be of the same force and effect as if a majority vote was taken at a meeting of the committee.

13. Minutes

Minutes of committee meetings shall be sent to all Trustees.

14. Authority

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

(a) Recommend the appointment, compensation, and oversee the work of the external auditors.

(b) Resolve any disagreements between management and the auditor regarding financial reporting.

(c) Set a policy that establishes appropriate guidelines for approval of non-audit services to be provided by external auditors.

(d) If necessary, retain independent counsel, accountants, or others to advise the committee or assist in the conduct of an investigation.

(e) Seek any information it requires from employees—all of whom are directed to cooperate with the committee's requests—or external parties.

(f) Meet with company officers, external auditors, or outside counsel, as necessary.

15. Responsibilities

The committee will carry out the following responsibilities:

(a) Financial Statements

- Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, tax liabilities and issues, recent professional and regulatory pronouncements, and understand their impact on the financial statements.

- Review with management and the external auditors the results of the audit, including any difficulties encountered.

- Review the annual audited financial statements, and consider whether they are accurate, complete, represent fairly the Fund's and its subsidiaries' financial position and performance and are in accordance with GAAP and recommend approval of the financial statements to the Board of Trustees.

- Review other sections of the annual report, related regulatory filings and earnings press releases before release and consider the accuracy and completeness of the information.

- Review with management and the external auditors all matters required to be communicated to the committee under generally accepted auditing standards.

- Understand how management develops interim financial information, and the nature and extent of internal and external auditor involvement.

- Review interim financial reports with management and the external auditors prior to their release, and consider whether they are complete and consistent with the information known to committee members.

(b) Internal Control

- Consider the effectiveness of the Fund's and its Subsidiaries' internal control systems, including information technology security and control.

- Understand the scope of internal and external auditor's review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

(c) Internal Audit

- Review with management and the Manager, Internal Audit, the mandate, plans, activities, staffing, and organizational structure of the internal audit function.
- Ensure that the internal audit function is structured in a manner that achieves independence.
- Review and concur in the appointment, replacement, or dismissal of the Manager, Internal Audit.
- Review the performance and effectiveness of the internal audit function.
- On a regular basis, meet separately with the Manager, Internal Audit to discuss any matters that the committee or internal audit believes should be discussed privately.

(d) External Audit

- Review the external auditors' proposed audit scope and approach, including coordination of audit effort with internal audit.
- Review the external auditors' qualifications, performance and the firm's internal quality control procedures, and exercise final approval on the appointment or discharge of the auditors.
- Review with the external auditors the quality of the Fund's and its subsidiaries' accounting policies.
- Approve the external audit fee.
- Review and confirm the independence of the external auditors by obtaining statements from the auditors on relationships between the auditors and the company, including non-audit services, and discussing the relationships with the auditors.
- Review any unadjusted errors in the financial statements.
- On a regular basis, meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.
- Review with the external auditors Report to Unitholders and letters to management on deficiencies in internal control and other matters of concern and management's response thereto.
- Set clear hiring policies for employees or former employees of the external auditors.
- Pre-approve any non-audit services to be performed by the external auditor and set a fee budget for such services.

(e) Compliance

- Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of noncompliance.

- Review the findings of any examinations by regulatory agencies, and any auditor observations.

- Review the process for communicating the code of conduct to company personnel, and for monitoring compliance therewith.

- Obtain regular updates from management and company legal counsel regarding compliance matters.

- Reviewing all incidents of fraud, illegal acts and conflict of interest.

(f) Reporting Responsibilities

- Regularly report to the Board of Trustees about committee activities, issues, and related recommendations.

- Provide an open avenue of communication between internal audit, the external auditors, and the Board of Trustees.

- Report annually to the unitholders, describing the committee's composition, responsibilities and how they were discharged, and any other information required by rule, including approval of non-audit services.

- Review any other reports the Fund issues that relate to committee responsibilities.

- Review annually the Fund's policy on public disclosures.

(g) Other Responsibilities

- Perform other activities related to this mandate as requested by the Board of Trustees.

- Institute and oversee special investigations as needed.

- Review and assess the adequacy of the committee mandate annually, requesting Board approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

- Confirm annually that all responsibilities outlined in this mandate have been carried out.

- Review annual assessment done by Governance Committee to determine how effectively the Audit committee is meeting its responsibilities.

- Review annually the Fund's and its subsidiaries' insurance program.

- Review and approve the procedures for the receipt, retention and treatment of complaints received by the Company or Fund regarding accounting, internal controls or auditing matters, including procedures for employees' confidential anonymous submissions. Ensure that all such complaints are presented to the committee.

- Review process followed in CEO/CFO certification of financial statements.

"North West Company Fund – File No. 82-34737-rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

THE NORTH WEST COMPANY

NORTH WEST COMPANY FUND

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the 2007 annual meeting (the "Meeting") of holders of trust units ("Unitholders") of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Tuesday, June 5, 2007, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 31, 2007, and the auditor's report thereon;

2. to elect the Trustees (the "Trustees") of the Fund for the ensuing year;

3. to direct the Trustees to elect the Directors (the "Directors") of The North West Company Inc. (the "Company") for the ensuing year;

4. to appoint PricewaterhouseCoopers LLP as auditors of the Fund and the Company for the ensuing year and to authorize the Trustees and Directors to fix the remuneration of the auditors; and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to items 2 through 4 above is set forth in the accompanying Information Circular dated April 20, 2007. A unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Secretary of the Fund, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1, Attention: Proxy Department by 4:30 p.m. (Winnipeg time) on June 1, 2007 or, in the case of an adjourned Meeting, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned Meeting. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

The Trustees have fixed the close of business on April 20, 2007 (the "Record Date") as the record date for the purpose of determining unitholders entitled to receive notice of, and to attend and vote at, the Meeting. Only persons registered as unitholders on the books of the Fund as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

DATED at Winnipeg, this 20th day of April 2007.

By order of the Board of Trustees
of North West Company Fund

"J. King"

JOHN D. KING
Vice-President, Finance & Secretary

THE NORTH WEST COMPANY

NORTH WEST COMPANY FUND

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the 2007 annual meeting (the "Meeting") of holders of trust units ("Unitholders") of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Tuesday, June 5, 2007, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 31, 2007, and the auditor's report thereon;

2. to elect the Trustees (the "Trustees") of the Fund for the ensuing year;

3. to direct the Trustees to elect the Directors (the "Directors") of The North West Company Inc. (the "Company") for the ensuing year;

4. to appoint PricewaterhouseCoopers LLP as auditors of the Fund and the Company for the ensuing year and to authorize the Trustees and Directors to fix the remuneration of the auditors; and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to items 2 through 4 above is set forth in the accompanying Information Circular dated April 20, 2007. A unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Secretary of the Fund, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1, Attention: Proxy Department by 4:30 p.m. (Winnipeg time) on June 1, 2007 or, in the case of an adjourned Meeting, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned Meeting. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

The Trustees have fixed the close of business on April 20, 2007 (the "Record Date") as the record date for the purpose of determining unitholders entitled to receive notice of, and to attend and vote at, the Meeting. Only persons registered as unitholders on the books of the Fund as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

DATED at Winnipeg, this 20th day of April 2007.

By order of the Board of Trustees
of North West Company Fund

JOHN D. KING
Vice-President, Finance & Secretary

NORTH WEST COMPANY FUND
INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the Trustees (the "Trustees") of North West Company Fund (the "Fund") to be used at the Annual Meeting (the "Meeting") of the holders (the "Unitholders") of Trust Units (the "Units") of the Fund to be held at the time and place and for the purposes stated in the Notice of Annual of Unitholders accompanying this Information Circular. The meeting will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Tuesday, June 5, 2007 at 11:30 a.m. (Winnipeg time). Information given herein is given as of April 20, 2007, except where otherwise indicated. The solicitation will be primarily by mail, but proxies may also be solicited by telephone or other means of communication or in person by Trustees, Directors, officers or employees of the Fund and/or The North West Company Inc. (the "Company"), a wholly owned subsidiary of the Fund, or by CIBC Mellon Trust Company, the Fund's transfer agent. The cost of any such solicitation will be borne by the Fund.

The Fund, through CIBC Mellon Trust Company, has distributed copies of the Notice of Annual Meeting of Unitholders, Information Circular and Form of Proxy to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively, "intermediaries") for onward distribution to unitholders whose units are held by or in the custody of such intermediaries ("non-registered unitholders"). Such intermediaries are required to forward the documents to non-registered unitholders unless such non-registered unitholders have waived the right to receive the material.

The solicitation of proxies from non-registered unitholders will be carried out by intermediaries, the Fund or CIBC Mellon Trust Company, if the names and addresses of non-registered unitholders are provided by such intermediaries.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

Unitholders who do not hold their units in their own name (referred to herein as "Beneficial Unitholders") are advised that only proxies from unitholders of record can be recognized and voted upon at the meeting. Non-registered unitholders who wish to file proxies should follow the directions of their intermediaries with respect to the procedure to be followed. Generally, non-registered unitholders will either:

A. be provided with a request for voting instructions. The intermediary is required to send to CIBC Mellon Trust Company an executed form of proxy completed in accordance with any voting instructions received by it; or

B. be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered unitholder may complete the proxy and return it directly to CIBC Mellon Trust Company (see "Appointment and Revocation of Proxies").

All references to unitholders in this Circular and the accompanying Notice of Annual Meeting are to unitholders of record unless specifically stated otherwise.

Applicable securities laws require intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should carefully be followed by Beneficial Unitholders in order to ensure that their units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder is identical to that provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Unitholders and asks Beneficial Unitholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the units to be represented at the Meeting. A Beneficial Unitholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote units directly at the meeting. The proxy must be returned to IICC well in advance of the meeting in order to have the units voted.

If you are a Beneficial Unitholder and wish to vote in person at the meeting, please contact your broker or agent well in advance of the meeting to determine how you can do so.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Trustees.

As indicated on the form of proxy, unitholders desiring to appoint some other person (who need not be a unitholder) to represent them at the meeting may do so by inserting such person's name in the blank space provided in the form of proxy, returning the completed proxy in the envelope provided, or delivering it to the attention of the Trustees of the Fund at the address set forth below.

Unitholders of record at the close of business on the April 20, 2007 (the "Record Date") are entitled to receive notice of, and to attend and vote at, the meeting and any adjournment thereof, except to the extent such unitholder transfers any of such unitholder's units after the Record Date and the transferee of those units establishes that the transferee owns the units and demands, not later than ten days before the meeting, that the transferee's name be included in the list of unitholders entitled to vote, in which case the transferee shall be entitled to vote the units at the meeting.

Unitholders unable to attend the meeting in person are requested to read the accompanying Information Circular and Form of Proxy and to complete, sign and date the proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Fund's transfer agent, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1, Attention: Proxy Department. To be effective, proxies must be received by CIBC Mellon Trust Company not later than 4:30 p.m. (Winnipeg time) on Friday, June 1, 2007 or, if the meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned meeting, or any further adjournment thereof. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

REVOCATION OF PROXIES

A unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by the unitholder or by the unitholder's attorney duly authorized in writing or, if the unitholder is a corporation, by an officer or attorney thereof duly authorized and deposited at either the above mentioned office of CIBC Mellon Trust Company or at the Fund's head office, Attention: Secretary, by no later than 4:30 p.m. (Winnipeg time) on or before the last business day preceding the day of the meeting or any adjournment thereof, or with the Chair of the meeting on the day of the meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered unitholder attends personally at the meeting, such unitholder may revoke the proxy and vote in person. The head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba R3C 2R1.

EXERCISE OF DISCRETION BY PROXIES

The person named in the enclosed form of proxy will vote the units, or withhold the units from voting, in respect of which he/she is appointed in accordance with the direction of the unitholder appointing him/her. In the absence of such direction, such units will be voted in favour of each of the matters referred to in the Notice of Annual Meeting of Unitholders. **The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Unitholders, and with respect to other matters which may properly come before the meeting.** As at the date of this Information Circular, the Trustees know of no such amendments, variations, or other matters to come before the meeting other than the matters referred to in the Notice of Annual Meeting of Unitholders.

VOTING UNITS, RECORD DATE AND PRINCIPAL HOLDERS THEREOF

The issued and outstanding capital of the Fund as at April 20, 2007, consists of 48,378,000 units to which are attached voting rights.

At all meetings of the unitholders, each unitholder is entitled to one vote for each unit registered in his/her name on the books of the Fund. Every question coming before the meeting shall, unless otherwise required by law or otherwise, be determined by the majority of votes duly cast on the question.

Unitholders of record as of the record date shall be entitled to receive notice of, and to attend and vote at, the meeting.

As at April 20, 2007 to the knowledge of the Trustees, CIBC Global Markets beneficially owns, directly or indirectly, or exercises control or direction over approximately 18% of the Fund's outstanding units.

THE FUND

The Fund is an open-ended mutual fund trust governed by the laws of the Province of Manitoba and created pursuant to a Declaration of Trust dated as of January 31, 1997 (the "Declaration of

Trust"), which was amended on March 2, 1997, June 4, 1998, February 25, 2003 and June 9, 2005. The Fund is administered by a Board of Trustees. The principal and head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba, R3C 2R1.

The Fund is a limited-purpose trust and is restricted to:

(a) investing in such securities as may be approved from time to time by the Trustees;

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any units and making distributions to unitholders; and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act.

EXECUTIVE COMPENSATION

Officers of the Fund are not compensated for their positions with the Fund, only for their positions with the Company. Accordingly there is no disclosure regarding compensation of officers of the Fund.

Summary Compensation Table

The following summary compensation table sets forth information concerning compensation awarded to, earned by or paid to the Company's Chief Executive Officer ("CEO"), the Company's Chief Financial Officer ("CFO") and the Company's three other highest paid executive officers, who were serving as executive officers at the end of the fiscal year and whose total salary and bonus exceeds $150,000 (the "Named Executive Officers") for services rendered in all capacities with respect to the three most recently completed financial years of the Company.

"LTIP" or "Long Term Incentive Plan" means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or UAR plans or plans for compensation through restricted units.

"UAR" or "Unit Appreciation Right" means a right, granted by the Fund or the Company as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the units. Payouts under this plan are included as LTIP Payouts.

		Annual Compensation			Long Term Compensation Payouts	
Name/ Principal Position	Financial Year	Salary (Cdn $)	Bonus (Cdn $) (1)	Other Annual Comp. (Cdn $) (2)	LTIP Payouts (Cdn $)	All Other Compensation (Cdn $) (3)
Edward S. Kennedy President & CEO	2006	554,231	630,000	172,927	0	1,780
	2005	518,846	571,781	134,710	0	1,241
	2004	459,231	366,188	133,657	0	74
Léo P. Charrière Executive Vice-President & CFO	2006	289,692	265,500	93,577	0	848
	2005	262,769	232,560	60,921	0	710
	2004	230,385	121,800	59,455	0	371
Russell J. Zwanka	2006	273,692	244,533	84,165	0	582
Executive Vice-President,	2005	120,192	83,376	20,493	0	149
Procurement & Marketing (4)	2004	0	0	0	0	0
Scott A. McKay	2006	137,692	168,563	28,428	0	388
Vice-President & General	2005	128,192	108,615	14,463	0	215
Manager, Giant Tiger, West (5)	2004	35,096	18,525	0	0	42
Karen J. Milani	2006	158,615	120,000	45,904	0	432
Vice-President,	2005	149,385	109,725	34,177	80,000	386
Human Resources	2004	133,076	60,300	32,474	107,520	201

(1) Target incentives for executives with overall corporate accountabilities are based on achievement of consolidated Earnings before Interest and Taxes (EBIT) targets for the entire Company adjusted for the cost of capital and unusual items. Target incentives for executives with business unit, region, store banner, or merchandise group ("Business Unit") accountabilities are based 80-90% on Business Unit EBIT and 10-20% on consolidated EBIT for the entire company adjusted for the cost of capital and specific items. Maximum incentives for all executives are 1.5 times the target incentive with the exception of S. McKay who is on a lower base, higher variable pay program to match Giant Tiger compensation philosophy. S. McKay's target incentive is 100% base salary with a maximum incentive of 150% of base salary.

(2) Includes the value of the interest benefit to officers on loans incurred to purchase units, and the amount paid to officers under the flexible spending plan. The Company has a Management Ownership Plan ("MOP") under which it pays, on behalf of certain eligible management employees (including the Named Executive Officers), interest costs over 2% per annum on certain loans incurred to purchase units. This program is being phased out with the benefit reducing as loans expire. The Company also has a Unit Purchase Loan Program ("UPLP") under which it pays, on behalf of officers (including the Named Executive Officers), full interest costs on loans approved by the Board of Directors to purchase units. The aggregate interest subsidy paid under both of these plans to Named Executive Officers for the financial year of the Company ended January 31, 2007, was $297,378.

Breakdown of other compensation for the Named Executive Officers

Named Executive Officers	Flex Benefits ($)	MOP Interest ($)	UPLP Prescribed Interest ($)	Total Other Compensation ($)
Edward S. Kennedy	55,423	0	117,504	172,927
Léo P. Charrière	28,969	11,447	53,161	93,577
Russell J. Zwanka	27,369	7,975	48,821	84,165
Scott A. McKay	0	0	28,428	28,428
Karen J. Milani	15,861	5,964	24,079	45,904

(3) Includes the value of insurance premiums paid by the Company with respect to term life insurance for the officers, contributions made by the Company to the officers' defined contribution pension plan (it is not required to disclose contributions in the defined benefit plan made by the Company for officers), relocation allowance, and any other miscellaneous payments.

(4) Russell Zwanka joined the Company on August 8, 2005.

(5) Scott McKay joined the Company on October 20, 2004.

For the financial year of the Company ended January 31, 2007, the Company provided to all its officers a total of $2,511,989 in salaries, $1,973,734 in bonuses, $516,380 in other annual compensation and $5,045 in all other compensation.

UNIT OPTIONS AND DEFERRED UNITS PLAN

Unit Options and Deferred Unit Plan Grants in the Last Financial Year

Neither the Fund nor the Company has any unit options or UARs issued and outstanding.

SECURITIES AUTHORIZED UNDER EQUITY COMPENSATION PLANS

Deferred Unit Plan

At the June 8, 2006 Annual and Special Meeting of Unitholders, the unitholders passed a resolution approving the adoption by the Fund of a deferred unit plan (the "Deferred Unit Plan") which authorized the Board of Trustees to grant awards ("Awards") of deferred units ("Deferred Units") to Trustees and Directors, other than a Trustee or Director who is also an employee of the Fund, the Company or an affiliate of the Fund.

The principal purpose of the Deferred Unit Plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability contribute to the effective governance of the Fund, the Company and affiliates of the Fund and to directly align the interests of such independent Trustees and Directors with the interests of unitholders. The Deferred Unit Plan is designed to permit such independent Trustees and Directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Fund and the Company.

Under the terms of the Deferred Unit Plan, each Participant may elect to receive all or any portion of the Participant's annual retainer, Chair retainers and meeting fees (other than fees for service on a special or other *ad hoc* committee unless otherwise determined by the Board) in Deferred Units.

Participants are credited with Awards on a quarterly basis. The number of Deferred Units underlying an Award is calculated on the date of grant by dividing the portion of the Participant's fees that are payable to the Participant in units for the current quarter, by the fair market value of the units on the date that the Award is granted. Fair market value is the weighted average trading price of the units on the Toronto Stock Exchange for the five (5) trading days on which the units traded immediately preceding such date.

Each Award will entitle the holder to be issued the number of units designated in the Award and such Awards will be exercisable by the Participant at any time and from time to time at the Participant's option up to but not later than December 31 of the first calendar year commencing after the date a Participant ceases to be a Director or a Trustee.

The Deferred Unit Plan provides that the maximum number of units reserved for issuance from time to time pursuant to Awards shall not exceed a number of units equal to 2% of the aggregate number of issued and outstanding units; plus the number of units issuable upon exchange of outstanding Exchangeable Securities (as defined in the Deferred Unit Plan), if any. The aggregate number of Awards granted to any single Participant shall not exceed 2% of the issued and outstanding units, calculated on an undiluted basis. In addition: (i) the number of units issuable to insiders at any time, under all security based compensation arrangements of the Fund, shall not exceed 10% of the issued and outstanding units; and (ii) the number of units issued to insiders, within any one year period, under all security based compensation arrangements of the Fund, shall not exceed 10% of the issued and outstanding units.

Deferred Unit Plan	Number of securities to be issued upon exercise of deferred units	Weighted-average exercise price of deferred units	Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity Compensation Plans approved by unitholders	29,213	$14.75	936,199

Unit Purchase Loan Program

During the financial year of the Company ended January 31, 2007, the Company issued loans to executive officers in the Canadian operation as part of its long-term incentive program to purchase units under a Unit Purchase Loan Plan ("UPLP"). These loans are non-interest bearing and are repayable from the after tax distributions on the units purchased using such loan proceeds or if the officer sells such units or leaves the Company. The loans are secured by a pledge of such units as presented in the following table. Additional loans may be made on an annual basis. The maximum aggregate amount of the loans under the UPLP is currently limited to $15,000,000.

	Company Involvement	Largest amount outstanding during the year ended January 31, 2007 ($)	Amount outstanding as at March 30, 2007 ($)	Security Purchases during the year ended January 31, 2007 (Units)	Security for indebtedness as at March 30, 2007 (Units)	Amount Forgiven during the year ended January 31, 2007 ($)
Edward S. Kennedy President & CEO	Loan	$3,424,073	$3,360,619	62,760	219,231	0
Léo P. Charrière Executive Vice-President & CFO	Loan	1,344,477	1,297,153	0	83,700	0
Russell J. Zwanka Executive Vice-President, Procurement & Marketing	Loan	1,235,183	1,190,942	0	76,950	0
Michael W. McMullen Executive Vice-President, Northern Canada Retail	Loan	0	1,031,207	0	61,400	0
Scott A. McKay Vice-President & General Manager, Giant Tiger, West	Loan	717,951	692,670	0	45,687	0
Karen J. Milani Vice-President, Human Resources	Loan	608,891	587,443	0	38,700	0
Kenneth M. Claudel Vice-President, Logistics & Supply Chain Services	Loan	431,382	417,055	0	24,300	0
Gerald L. Mauthe Vice-President, Information Services	Loan	421,866	407,502	0	23,895	0
John D. King Vice-President, Finance & Secretary	Loan	383,187	376,112	7,140	24,444	0
		$8,567,010	$9,360,703	69,900	598,307	0

Pension Plan Disclosure

The following table shows the estimated annual benefits payable upon retirement of the Canadian officers of the Company under the Company's Pension Plan.

	Years of Service			
Remuneration	10	15	20	25
($)	($)	($)	($)	($)
125,000	21,250	31,875	42,500	53,125
150,000	25,500	38,250	51,000	63,750
175,000	29,750	44,625	59,500	74,375
200,000	34,000	51,000	68,000	85,000
225,000	38,250	57,375	76,500	95,625
250,000	42,500	63,750	85,000	106,250
300,000	51,000	76,500	102,000	127,500
400,000	68,000	102,000	136,000	170,000
500,000	85,000	127,500	170,000	212,500
600,000	102,000	153,000	204,000	255,000
700,000	119,000	178,500	238,000	297,500
800,000	136,000	204,000	272,000	340,000
900,000	153,000	229,500	306,000	382,500

The previous table reflects the annual benefits payable, under the non-contributory defined benefit pension plan, to officers of the Company at age 60 for the various earnings/service combinations shown. The benefit is not reduced for early retirement at age 60 if the member has 10 years of service as an officer of the Company. The benefits do not include payments from the Canada/Quebec Pension Plan or Old Age Security.

The annual benefit payable is based on 1.7% per year of service of the average of the officer's final three years of remuneration. Remuneration includes base earnings plus bonuses. Upon death, reduced payments continue to the spouse, if applicable. Officers may elect to contribute to the plan to provide for enhanced ancillary benefits.

This table reflects the benefits payable for service as an officer. Various lower benefit formulas apply for service prior to appointment as an officer.

Officers may elect to accumulate their benefits through an alternative defined contribution arrangement. The benefits under this option will be based on the balance accumulated in their defined contribution account.

As of January 31, 2007, Edward S. Kennedy had 17 years total credited service and 16 years credited service as an officer, Léo P. Charrière had 3 years total credited service and 3 years credited service as an officer, Russell J. Zwanka had 1 year total credited service and 1 year credited service as an officer, Scott A. McKay had 2 years total credited service and 2 years credited service as an officer, and Karen J. Milani had 9 years total credited service and 6 years credited service as an officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

Léo P. Charrière joined the Fund and the Company on May 20, 2003. Under the terms of his employment contract, if terminated without cause, he is entitled to severance compensation of 21 months base salary plus a 10% flexible benefit payment.

Russell J. Zwanka joined the Company on August 8, 2005. Under the terms of his employment contract, if terminated without cause, he is entitled to severance compensation of 18 months base salary plus a 10% flexible benefit payment.

Michael W. McMullen joined the Company on February 5, 2007. Under the terms of his employment contract, if terminated without cause, he is entitled to severance compensation of 18 months base salary plus a 10% flexible benefit payment.

Human Resources and Compensation Committee

For the composition of the Human Resources and Compensation Committee of The North West Company Inc. ("the Company"), please see the following section and the section entitled "Corporate Governance – Board Committees".

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Committee of the Company is responsible for reviewing and advising on policies and programs for attracting, retaining, developing and motivating employees of the Company. This committee also has the specific mandate to annually review compensation of officers (including the Named Executive Officers), and to make recommendations as necessary to the Board of Directors, which has the final approval in all areas of officer compensation.

In carrying out its mandate, the committee assesses the performance of the Chief Executive Officer on an annual basis against previously established performance objectives. It also reviews the yearly performance recommendations submitted by the Chief Executive Officer for the other officers of the Company.

The committee typically meets three times a year and is composed of five Directors all of whom are independent. The Chief Executive Officer and the Vice-President of Human Resources attend meetings of the committee but are not present for discussions of their own remuneration.

The guiding philosophy of the officer compensation program is a mixture of team and direct responsibility based "pay-for-performance" which provides a tight linkage between investor goals and officer compensation rewards. The total compensation program for officers is composed primarily of three components, namely a base salary, an annual incentive plan and a long-term incentive program. The latter two variable compensation programs are designed to put a significant amount of officer remuneration at risk by being highly dependent upon increases in Company profitability and unitholder value. The Company's total compensation objective is to reward its executives in the upper quartile of the market when upper quartile financial performance is achieved, relative to similar sized, publicly traded entities. Base salaries are targeted at the 50th percentile of market as measured against the appropriate external comparator group. These salaries are reviewed and adjusted periodically against current survey data. Individual salaries are set at an appropriate level based on the officer's experience and proven, or expected, level of performance. Officers would normally be expected to reach the 50th percentile of market within three years.

The second component of total compensation, the annual incentive bonus, is intended to reward officers for the achievement of specific predetermined, yearly financial improvements. Target incentives for executives with overall corporate accountabilities are based 100% on achieving consolidated Earnings before Interest and Taxes (EBIT) targets for the Company's operations as a whole adjusted for cost of capital and specific items. Those executives with accountabilities solely in the Company's Canadian operations have their incentives based on Canadian EBIT targets adjusted for cost of capital and specific items. Executives with business unit accountabilities have their target incentives primarily focused on the performance of their business units with a small percentage (10-20%) on consolidated EBIT targets for the entire company adjusted for cost of capital and specific items. Maximum incentive payments equal 1.5 times the target incentive.

The final compensation component of the officer compensation program is the long-term incentive program, which is intended to reinforce the officers' commitment to the sustained enhancement of both profitability and unitholder value. This objective is achieved through the Unit Purchase Loan Plan which provides upfront, limited recourse interest-free loans to officers, to purchase units.

In arriving at its recommendations, this committee has access to compensation information from the retail industry and other employers with whom the Company may compete for resources. An external consultant worked with the Human Resources & Compensation Committee to undertake a detailed competitive analysis of total cash compensation for officers as part of the development of the long-term incentive program. The services of the external consultant continue to be used to gather comparative market data.

Submitted by the Human Resources and Compensation Committee of the Board of Directors:

H. Sanford (Sandy) Riley (Chair)
Frank J. Coleman
Gary J. Lukassen
R.J. (Bob) Kennedy
Wendy F. Evans

PERFORMANCE GRAPH

Set out below is a comparison of the cumulative total return between the Fund, with the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Staples Retailing Group from January 31, 2002 to January 31, 2007.



Total Return Performance
%
425
400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
01/31/2002
01/31/2003
01/31/2004
01/31/2005
01/31/2006
01/31/2007
404
290
224
161
214
193
177
168
156
148
140
134
127
114
87
NWF.UN
TSX Composite
Consumer Durables / Apparel Group
Retailing Group
Food/Staples Retailing Group

	Jan. 02	Jan. 03	Jan. 04	Jan. 05	Jan. 06	Jan. 07	Compound Annual Growth
The Fund	100	130	161	224	290	404	32.2%
TSX Composite	100	87	116	127	168	188	13.4%
Consumers Durables/ Apparel Group	100	131	121	114	177	191	13.8%
Retailing Group	100	102	127	156	193	214	16.5%
Food/Staples Retailing Group	100	98	116	140	134	148	8.2%

Note: Assumes $100 invested January 31, 2002 in the Fund, the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Staples Retailing Group. Fund distributions are reinvested on the ex-distribution date. The above referenced indices already incorporate distribution reinvestment.

COMPENSATION OF TRUSTEES AND DIRECTORS

Directors who are not officers or employees of the Company are entitled to a quarterly fee of $5,000, a fee of $1,000 per meeting of the Board attended, a fee of $1,000 per committee meeting attended and a quarterly fee of $1,500 for each Board committee on which the Director serves as Chair, with the exception of the Chair of the Audit Committee who receives $2,500 to serve as Chair. The Chairman of the Board is paid a quarterly fee of $20,000. As the members of the Board of Directors and the Board of Trustees are the same individuals, the fees also include remuneration for the role of Trustees.

Total Directors'/ Trustees' fees for the financial year of the Company ended January 31, 2007, amounted to $430,536.

INDEBTEDNESS OF TRUSTEES, DIRECTORS, AND EXECUTIVE

None of the Trustees or officers of the Fund, nor any of the Directors or officers of the Company, nor any associate or affiliate of any of them, is or was indebted, directly or indirectly, to the Fund or the Company at any time since January 29, 2006, the beginning of the most recently completed financial year of the Company except as previously outlined above under "Officers' and Senior Managers' Unit Purchase Loan Plan".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, no informed person (within the meaning of applicable securities laws) of the Fund and no proposed nominee for election as a Trustee or Director, or any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of most recently completed financial year of the Fund and the Company or in any proposed transaction which has materially affected or would materially affect the Fund, the Company or any of their subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Trustees are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Trustee, or Director or senior officer of the Company, anyone who has held office as such at any time since the beginning of the financial year of the Company and the Fund beginning January 29, 2006, any proposed nominee for election as a Trustee or Director, or their respective associates or affiliates, in any matter to be acted on at the Meeting except as disclosed herein.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Declaration of Trust provides that the unitholders shall appoint the auditors of the Fund and the Company at each Annual Meeting of the Unitholders of the Fund.

The auditors of the Fund and the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Winnipeg, as auditors of the Fund and the Company and to authorize the Trustees to fix the remuneration of such auditors.

On the recommendation of the Audit Committee, the Trustees propose that PricewaterhouseCoopers LLP be reappointed as auditors of the Fund and the Company. PricewaterhouseCoopers LLP were first appointed as auditors of the Company on June 10, 1987, and as auditors of the Fund as of January 31, 1997.

For information regarding the Audit Committee of the Fund, please see the 2006 Annual Information Form dated April 20, 2007 as filed on *www.sedar.com* and on the Company's website *www.northwest.ca*.

Fees paid to the external auditors in the past two years with respect to services provided to the Fund and the Company were:

	2006	2005
Audit fees	$337,808	$283,882
Audit related fees [1]	12,297	12,297
Tax fees [2]	257,825	253,342
Other fees [3]	11,962	19,441
Total	**$619,892**	**$568,962**

(1) Audit related fees include store audit procedures, review of procedures for the Fund and confirmation of compliance with senior debt covenants.

(2) Quarterly tax compliance services and tax planning advice.

(3) 2006 Canadian Public Accountability Board fees and advice on the reorganization of the Fund. 2005 CEO and CFO Certification advice and Canadian Public Accountability Board fees.

MANAGEMENT CONTRACTS

The management functions of the Fund and of the Company are not performed to any substantial degree by a person or company other than the Trustees and senior officers of the Fund or the Directors and senior officers of the Company.

PARTICULARS OF MATTERS TO BE CONSIDERED AT THE MEETING

RECEIPT OF FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Fund for the period ended January 31, 2007, together with the Auditor's Report thereon and the Management's Discussion & Analysis in respect thereof, are contained in the 2006 Annual Report of the Fund and are filed on the SEDAR website, *www.sedar.com* and on the Company's website, *www.northwest.ca* and will be presented at the Meeting.

ELECTION OF TRUSTEES OF THE FUND

Section 8.1 of the Declaration of Trust provides for a Board of Trustees consisting of a minimum of seven Trustees and a maximum of eleven Trustees.

It is proposed that the number of Trustees to be elected at the meeting be ten, all of whom shall hold office until the next Annual Meeting of the Unitholders of the Fund or until his or her earlier removal or resignation. All of the individuals listed under the heading "Trustees" have indicated their willingness to serve as a Trustee in addition to their roles as Directors.

Information given herein with respect to each of the current Trustees and the proposed Trustees is based upon information furnished to the Fund by each such individual.

The table below states the names of all the persons who are currently Trustees and all persons who are proposed to be nominated for election as Trustees, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment and the approximate number of units beneficially owned, directly or indirectly, or subject to control or direction by each of them.

Proposed Trustees

Name, Municipality of Residence and Principal Occupation	Trustee Since	Units Beneficially Owned or Subject to Control or Direction	Deferred Unit Rights [2]
David G. Broadhurst [1] Toronto, Ontario President, Poynton Investments Limited	1997	15,000	3,285
Frank J. Coleman Corner Brook, Newfoundland and Labrador President & Chief Executive Officer, Coleman Group of Companies	2005	121,500	831
Wendy F. Evans [1] Toronto, Ontario President, Evans and Company Consultants Inc.	2005	4,500	3,226
R.J. (Bob) Kennedy Winnipeg, Manitoba Chief Executive Officer, WiBand Communications Corp.	2005	6,000	3,329
Edward S. Kennedy Winnipeg, Manitoba President & Chief Executive Officer, The North West Company Inc.	2005	423,352	0
Gary J. Lukassen [1] Mississauga, Ontario Corporate Director	2005	14,250	3,097
Keith G. Martell [1] Saskatoon, Saskatchewan Chairman, First Nations Bank of Canada	2005	6,000	1,488
James G. Oborne [1] Winnipeg, Manitoba Chairman, Westgate Capital Management Corp.	2005	195,000	1,017
H. Sanford (Sandy) Riley Winnipeg, Manitoba President & Chief Executive Officer, Richardson Financial Group Limited	2005	10,000	3,966
Ian Sutherland Oro Medonte, Ontario Chairman, The North West Company Inc.	1997	997,700	8,974

(1) = Member of Audit Committee.
Prior to 2005, the Fund only had three Trustees.

(2) Deferred Units granted under the Deferred Unit Plan (see Securities Authorized Under Equity Compensation Plans)

The Trustees have beneficial ownership of an aggregate of 1,793,302 units or 3.7% of the outstanding units of the Fund.

The Fund has an Audit Committee which reports directly to the Board of Trustees. The Company has three other committees; the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, and the Pension Committee that report directly to the Board of Directors of the Company.

The reporting structure of the various committees, to the Fund, or to The North West Company Inc. is in a transition state subsequent to the reorganization on April 30, 2006, of the Fund and The North West Company Inc., whereby all of the committees will ultimately report to the Fund.

Record of Meeting Attendance by Trustees
(For the 12 months ended January 31, 2007)

The following table summarizes the attendance of the current Trustees for meetings for the financial year of the Company ended January 31, 2007. Committee membership is subject to change on an annual basis after the Annual General Meeting of Unitholders of the Fund. The table below reflects the number of meetings that a Trustee attended for the period of time they were a member of that committee.

Trustee	Trustee Meetings	Audit Committee Meetings
Frank J. Coleman	5 of 5	-
R.J. (Bob) Kennedy	5 of 5	-
Edward S. Kennedy (1)	5 of 5	-
Gary J. Lukassen	5 of 5	5 of 5
Keith G. Martell	5 of 5	5 of 5
James G. Oborne	5 of 5	5 of 5
H. Sanford (Sandy) Riley	5 of 5	-
Wendy F. Evans	5 of 5	5 of 5
David G. Broadhurst	5 of 5	5 of 5
Ian Sutherland (1)	5 of 5	-

"-" means not a member of that committee
(1) The Chairman of the Board and President & Chief Executive Officer attend audit committee meetings in an ex officio capacity.

At the meeting, unitholders will be asked to consider, to pass, a resolution electing each person named as proposed Trustees as Trustees to hold office until the next Annual Meeting of Unitholders of the Fund, or until his or her earlier resignation or removal.

The persons named in the enclosed form of proxy intend to vote for the election of the nominees set forth in table above as Trustees, unless unitholders specify in such proxy that their units are to be withheld from voting in the election of Trustees or voted otherwise.

ELECTION OF DIRECTORS OF THE COMPANY

The Company is a wholly owned subsidiary of the Fund. Pursuant to the Declaration of Trust, a resolution of the unitholders binds the Trustees with respect to the election of the Directors. The articles of the Company provide for a Board consisting of a minimum of eight Directors and a maximum of fifteen Directors. The number of Directors presently in office is ten. The information given herein with respect to each of the Directors is based upon information furnished to the Company by each Director.

Unitholders of the Fund will be asked to consider and, if deemed advisable, to pass a resolution directing the Trustees to elect the ten individuals identified in the table below as Directors until the next Annual Meeting of the Unitholders of the Fund, or until his or her earlier resignation or removal. The following table states the names of all the persons proposed to be appointed by the Trustees as Directors, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment, the committees of the Board on which they are members, their municipality of residence, the year in which they became Directors and the number of units of the Fund beneficially owned, directly or indirectly or subject to control or direction by each of them as at April 20, 2007.

Proposed Directors

Name, Municipality of Residence and Principal Occupation	Director Since	Units Beneficially Owned or Subject to Control or Direction	Deferred Unit Rights [(4)]
David G. Broadhurst [(3)] Toronto, Ontario President, Poynton Investments Limited	2005	15,000	3,285
Frank J. Coleman [(2)(3)] Corner Brook, Newfoundland and Labrador President & Chief Executive Officer, Coleman Group of Companies	1999	121,500	831
Wendy F. Evans [(2)] Toronto, Ontario President, Evans and Company Consultants Inc.	2005	4,500	3,226
R.J. (Bob) Kennedy [(1)(2)] Winnipeg, Manitoba Chief Executive Officer, WiBand Communications Corp.	2003	6,000	3,229
Edward S. Kennedy Winnipeg, Manitoba President & Chief Executive Officer, The North West Company Inc.	1996	423,352	0
Gary J. Lukassen [(2)] Mississauga, Ontario Corporate Director	1987	14,250	3,097
Keith G. Martell [(1)] Saskatoon, Saskatchewan Chairman, First Nations Bank of Canada	2000	6,000	1,488
James G. Oborne [(3)] Winnipeg, Manitoba Chairman, Westgate Capital Management Corporation	1987	195,000	1,017
H. Sanford (Sandy) Riley [(1)(2)] Winnipeg, Manitoba President & Chief Executive Officer, Richardson Financial Group Limited	2003	10,000	3,966
Ian Sutherland Oro Medonte, Ontario Chairman The North West Company Inc.	1978	997,700	8,974

(1) Member of Corporate Governance and Nominating Committee.
(2) Member of Human Resources and Compensation Committee.
(3) Member of Pension Committee.
(4) Deferred Units granted under the Deferred Unit Plan (see Securities Authorized Under Equity Compensation Plans)

All of the above-named persons have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

On December 8, 2005, Wendy F. Evans who is President of Evans and Company Consultants Inc., became a Trustee and a Director. In 1987 she formed Evans and Company Consultants Inc., which provides marketing, financial and management services. Ms. Evans is an Adjunct Professor in the School of Retail Management at Ryerson University. She led the retail portion of the "Doing Business in the United States" research at the National Centre for Management Research and Development. Ms. Evans is a Director on the Board of Sun Life Financial Trust, and has served on the Advisory Board of the Ontario Retail Sector Strategy.

On June 9, 2005 David G. Broadhurst, who is President of Poynton Investments Limited became a Director. He was President and C.O.O. of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998. Previously he spent his entire career with PriceWaterhouse Canada retiring in 1996 as the Senior Tax Partner. Mr. Broadhurst has been a Trustee since 1997.

On May 29, 2003 R.J. (Bob) Kennedy, became a Director. Presently, Mr. Kennedy is the Chief Executive Officer of WiBand Communications Corporation, a position he has held since January 1999. He previously held positions as Worldwide Business Development Executive – IBM Corporation – Education and Training in 1998, and Chief Executive Officer – PBSC Computer Training Centres in 1991.

On May 29, 2003, H. Sanford (Sandy) Riley, became a Director. Since 2002, Mr. Riley has been the President & Chief Executive Officer of Richardson Financial Group Limited. He previously held positions as Chairman of Investors Group Inc. from 2001 to 2002, President and C.E.O. of Investors Group Inc. from 1992 to 2001, Chancellor of the University of Winnipeg; Chairman, University of Winnipeg Foundation and is a Director of Molson Coors Brewing Company and of James Richardson & Sons affiliated companies.

If any of the above persons is for any reason unavailable to serve as a Director, the Trustees will elect another person at their discretion.

Additional Disclosure Relating to Trustees and Directors

To the knowledge of the Trustees, except as set forth in the paragraphs below, no proposed Trustee or Director is, or has been in the last ten years, a trustee, director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

Mr. James G. Oborne was a Director and founding member along with five others of Futureview Inc., a company that went public in January 2001 on the Winnipeg Stock Exchange using its Keystone Company Program and subsequently became listed on the TSX Venture Exchange. The shares of Futureview Inc. were suspended from trading in 2003 due to the company's failure to complete a required qualifying transaction as required by TSX Venture Exchange policy. The company was wound up in April 2004 after the external public shareholders had been returned 100 percent of their original investment and all corporate liabilities had been paid.

Mr. James G. Oborne was a Director of Jazz Golf Equipment Inc. from prior to it being a Reporting Issuer until October 6, 2006, at which time he resigned due to a disagreement as to corporate strategy being directed by the major shareholder's director appointees. On October 27, 2006, the Board via press release announced approval of the sale of assets to a subsidiary of Ensis Growth Fund Inc., the largest shareholder of Jazz under the Bankruptcy and Insolvency Act, subsequently Court approved on November 22, 2006. The shares ceased trading on January 5, 2007.

Mr. Gary J. Lukassen was a Director of Stelco Inc. from June 2002 until March 31, 2006. On January 29, 2004 Stelco Inc. filed for and was granted Court protection under the Companies' Creditors Arrangement Act ("CCAA"). Stelco Inc. emerged from Court protection under the CCAA on March 31, 2006.

Mr. R.J. (Bob) Kennedy was a Director and officer of WiBand Corporation. In December 2001, WiBand Communications Corp. was sold to OA Group Inc. an issuer listed on the TSX Venture Exchange. Shares were exchanged and the shareholders of WiBand Communications Corp. received shares in OA Group Inc. As a condition of the share exchange, Mr. Kennedy was to be included on the management slate of the Board of Directors of OA Group Inc. He was elected to the Board of Directors OA Group Inc. on June 20, 2002. Upon seeing the financial condition of OA Group Inc. Mr. Kennedy resigned on July 8, 2002. OA Group Inc. went into receivership on July 15, 2002. Mr. Kennedy bought certain assets from the receiver and continues the business under the WiBand name.

Mr. R. J. (Bob) Kennedy was a Director of Jazz Golf Equipment Inc. In 2006, Jazz Golf Equipment Inc., a company listed on the TSX Venture Exchange filed a proposal under the Bankruptcy Act to sell its assets to Ensis Corporation to become a private company. Under the proposal, all creditors were to be satisfied. Mr. Kennedy resigned on November 22, 2006 from the Board. Jazz Golf Equipment Inc. was de-listed from the TSX Venture Exchange.

No current or proposed Trustee or Director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Trustee or Director.

The information set forth above and the information relating to the beneficial ownership and/or control of units by the Trustees, not being within the direct knowledge of management of the Fund, has been provided to the Fund by the persons referenced in the preceding paragraphs.

Record of Meeting Attendance by Directors
(For the 12 months ended January 31, 2007)

The following table summarizes attendance of current Directors at the Company's Board and committee meetings for the financial year of the Company ended January 31, 2007. Committee membership is subject to change on an annual basis after the Annual General Meeting. A member of a committee in the last half of the year may not have been a member of that committee in the first half of the year and thus are shown as having attended all of the meetings for the period in which they were members.

Board Member	Board	Corporate Governance & Nominating	Human Resources & Compensation	Pension
David G. Broadhurst	5 of 5	-	-	3 of 3
Frank J. Coleman	5 of 5	-	3 of 3	3 of 3
Wendy F. Evans	5 of 5	-	3 of 3	-
R.J. (Bob) Kennedy	5 of 5	3 of 3	3 of 3	-
Edward S. Kennedy [(1)]	5 of 5	-	-	-
Gary J. Lukassen	5 of 5	-	3 of 3	-
Keith G. Martell	5 of 5	3 of 3	-	-
James G. Oborne	5 of 5	-	-	3 of 3
H. Sanford (Sandy) Riley	5 of 5	3 of 3	3 of 3	-
Ian Sutherland [(1)]	5 of 5	-	-	-

"-" means not a member of that committee

(1) The Chairman of the Board and the President & Chief Executive Officer normally attend all committee meetings on an ex officio basis. Other Directors will also often attend committee meetings on the same basis.

At the meeting, unitholders will be asked to consider and, if deemed advisable, to pass, a resolution directing the Trustees to elect the persons named as proposed Directors to hold office as Directors until the next Annual Meeting of the Unitholders of the Fund, or until their earlier resignation or removal.

The persons named in the enclosed form of proxy intend to vote for the resolution electing the proposed Directors as Directors, unless unitholders specify in such proxy that their units are to be withheld from voting on such resolution.

APPROVAL OF AUDITORS

At the meeting, the unitholders will be asked to consider and, if deemed advisable, to pass the following ordinary resolution appointing PricewaterhouseCoopers LLP as the auditors of the Fund and the Company for the ensuing year and to authorize the Trustees and Directors to fix the remuneration of the auditors.

"BE IT RESOLVED as an ordinary resolution of the unitholders, that PricewaterhouseCoopers LLP is appointed as auditors of the North West Company Fund (the "Fund") and the North West Company Inc. (the "Company") for the ensuing year until the next Annual Meeting of Unitholders of the Fund and the Trustees of the Fund and the Directors of the Company are hereby authorized to fix the remuneration of the auditors."

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Fund's statement of corporate governance practices is set forth in Appendix "A" to this Information Circular.

UNITHOLDER RELATIONS AND FEEDBACK

The Executive Vice-President and Chief Financial Officer of the Fund is responsible for investor relations and ensures that questions and concerns receive prompt responses.

At annual meetings, unitholders are encouraged to ask questions of the Trustees of the Fund and the Directors and officers of the Company. In addition, a 24-hour listen line with an 800 number (1-800-563-0002) and an e-mail address (investorrelations@northwest.ca) provide unitholders with the ability to direct questions to the Fund and the Company. A web site (*www.northwest.ca*) provides unitholders with access to recent press releases, quarterly reports and general information on the Company and the Fund. Quarterly conference calls are held with analysts, investors and interested persons. Phone and fax numbers and the Company's web site address are printed on all Company and Fund reports.

BOARD EXPECTATIONS OF MANAGEMENT

The Board holds management responsible for the achievement of goals set out in strategic plans. It also requires management to report on their progress on a timely, accurate and relevant basis to enable effective evaluation of performance.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Fund will provide to any unitholder, upon request to its Secretary, a copy of:

(i) its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative Consolidated Financial Statements for its last fiscal year together with the Auditor's Report thereon as well as its Management's Discussion & Analysis;

(iii) its most recent Information Circular;

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

Financial information regarding the Fund and the Company is contained in the Fund's annual consolidated financial statements and management's discussion and analysis report available on SEDAR at *www.sedar.com* or on the Company's website at *www.northwest.ca*.

OTHER MATTERS

The Trustees know of no other matter to come before the meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The contents of this Information Circular and the sending thereof have been approved by the Trustees.

By Order of the Trustees

John D. King
Vice-President, Finance
& Secretary
Winnipeg, Manitoba
April 20, 2007

APPENDIX "A"
CORPORATE GOVERNANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As at April 30, 2006 the Fund and the North West Company Inc. completed a reorganization whereby The North West Company Inc. transferred its operating assets and the operating assets of Tora Western Canada Limited to a limited partnership. The use of the term "the Company" may refer to either the Fund and its subsidiaries or The North West Company and its subsidiaries or to the company as a whole and is used interchangeably to describe the individual entity in context of the statement being made.

The Fund and The North West Company are committed to the highest standards of corporate governance. The Board of Directors, the Trustees and each of their committees have continued to refine the Fund's and the Company's governance policies and practices in light of regulatory initiatives in Canada that have been adopted to improve corporate governance.

Effective June 30, 2005, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101) and National Policy 58-201 *Corporate Governance Guidelines* ("NP 58-201") were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 *Audit Committees* ("52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

Reference to the "Board" includes the Board of Directors of the Company or the Board of Trustees of the Fund. All Trustees of the Fund are also Directors. All references to duties, responsibilities and accountabilities of Board members also accrue to their role as Trustees.

The corporate governance practices of the Fund, the Company and the other operating entities are similar and are set out below.

Ethical Business Conduct:

The Board has adopted a Code of Conduct that governs the behavior of its Directors, Trustees, senior management and employees. It is designed to ensure that Directors, Trustees, management and employees use independent judgment in considering transactions and agreements in respect of which an individual may have a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct. A copy of the code can be obtained by contacting the Secretary of the Company.

Board Mandate:

The general mandate of the Board is to supervise the management of the Company's business and affairs and to act in the Company's best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In doing so, the Board acts in accordance with:

- the Fund's Declaration of Trust
- the Company's articles of incorporation and by-laws
- written mandates of the Board, Trustees and Board committees
- the Company's Code of Ethics and other internal policies

As part of its overall stewardship responsibilities, the Board is responsible for the following matters:

(a) Adoption of a Strategic Planning Process

The Board discusses and reviews all materials relating to the strategic plan with management.

The Board is responsible for reviewing and approving the strategic plan and operating and capital budgets.

The majority of time spent in one Board meeting annually is devoted to the discussions and consideration of the strategic plan. The Board receives quarterly updates on the strategic plan and major initiatives.

Management requires the Board's approval for any transaction that would have a significant impact on the strategic plan.

(b) Risk Management:

The Board is responsible for identifying the principle risks of the Company and ensures that risk management systems are implemented.

The Board reviews risks associated with the environment, the Company's industry, consumer income and community relations.

The Board, through the Audit Committee:

- reviews risks related to financial and accounting risks.
- reviews and recommends for approval, the external auditor.
- reviews and ensures the integrity of the Company's internal control and management information systems.
- meets to review reports and discuss significant risk areas with the internal and external auditors.

(c) Human Resources and Compensation (including the President and Chief Executive Officer)

The Board is responsible to:

- Appoint the President & Chief Executive Officer ("CEO").
- Review and approve the compensation programs for senior management including the Unit Purchase Loan Plan and the Executive Annual Incentive Plan.
- Evaluate performance of (i) the CEO; and (ii) each officer who reports to the CEO taking into account evaluations provided by the Human Resource and Compensation Committee.

- Review and approve compensation of the Chair of the Board, Chairs of the Board Committees and of each Director taking into account the recommendations of Corporate Governance and Nominating Committee.

- Succession planning, which includes appointing, training and monitoring senior management.

(a) Communications and Disclosure

- The Board approves all of the Company's major communications, including: i) quarterly and annual financial statements and accompanying management's discussion & analysis; ii) annual report; iii) annual information form; iv) annual and quarterly press releases; v) annual notice of meeting; and vi) management information circular and proxy form considering recommendations of the Audit Committee.

- The Company communicates with its unitholders through a number of channels including its web site.

- The Board approved the Policy on Public Communication and Continuous Secondary Market Disclosure that covers the accurate and timely communication of all important information. Unitholders can provide feedback to the Fund in a number of ways, including e-mail or calling toll-free 1-800-563-0002.

(b) Corporate Governance

- The Board, through its Audit Committee, examines the effectiveness of the Company's internal control system, including information technology security and control. The Audit Committee understands the scope of internal and external auditor's review of internal control over financial reporting and obtains reports on significant findings and recommendations together with management's responses.

- The Board meets at least once each fiscal quarter, with additional meetings as required. Each Director has a responsibility to attend and participate in the Board meetings.

- The Corporate Governance and Nominating Committee is responsible for considering and recommending nominees for election to the Board. This committee is also responsible for establishing procedures to evaluate the Board and each Director and overseeing such evaluation. In considering nominees for election to the Board, the Corporate Governance and Nominating committee takes into account geographic diversity and considers the primary markets in which the Company operates as well as the appropriate expertise and background to contribute to the support of the Company's strategy and operations. All of the members of the Corporate Governance and Nominating Committee are outside and unrelated Directors.

- The Corporate Governance and Nominating Committee is responsible for reviewing annually the structure and mandates of each Board committee (including this committee) and assessing the effectiveness of each Board committee. In addition, suggestions regarding the appointment of new Directors and issues regarding Board performance have also been raised and have been regularly explored at meetings of the Board. It is also the responsibility of the Chair of the Board to ensure effective operation of the Board and to ensure the Board discharges its responsibilities.

- The Corporate Governance and Nominating Committee reviews how Directors are compensated for serving on the Board and its committees and recommends any changes to the Board. In this regard, the committee compares the Directors' compensation to that of similar companies.

In addition to those matters which must by law be approved by the Board, the Board reviews and approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Company.

The Board also reviews the recommendations of the Corporate Governance and Nominating Committee as to the adequacy and form of compensation of the Directors to ensure that compensation realistically reflects the responsibility and risks involved in being an effective Director and that required to recruit new Directors by reference to independent compensation surveys.

The Board also approves changes in senior management. The Directors have access to management and the Company's advisors in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions.

In fulfilling the Mandate the Board has access to the Company's management as well as advisors to the Company, which assists them in the understanding of proposed Board actions and implications of voting for or against such actions.

The size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called to review new opportunities. The Board is thus able to act quickly and remain well informed at all times. The Company's management has been able to liaise regularly with the Board in seeking approval for any activities outside the normal course of business.

Orientation and Continuing Education:

New Directors and Trustees are given the opportunity to individually meet with senior management to improve their understanding of the Fund's and the Company's operations and tours are arranged of several of the Company's key operations for the new Directors and Trustees. New Directors and Trustees are also provided with a reference binder that contains information on the Company's organizational structure, the structure of the Board and its committees, Company policies, articles and by-laws as well as Board materials for the preceding 12 months. On an ongoing basis, presentations are delivered on various aspects of the Company's activities and functions. In addition, regardless of whether a meeting of the Board is scheduled, all Directors regularly receive information on the Company's operations including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with Directors concerning any questions or comments which may arise between meetings.

Composition of the Board of Directors / Board of Trustees

The Company's Board currently consists of ten Directors and the Fund's Board currently consists of ten Trustees; with each individual being both a Trustee and a Director. The members of both the Board of Trustees and the Board of Directors, being the same individuals, have determined that the combined number of Trustees and Directors to be elected at the Annual General Meeting will be ten each. The Board feels that this size is more appropriate for a company this size and believes that the range of expertise and skills facilitate Board effectiveness.

(a) Of the ten Board members, the following are independent Directors/Trustees within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices ('independent"). Ian Sutherland, David G. Broadhurst, Frank J. Coleman, R.J. (Bob) Kennedy, Gary J. Lukassen, Keith G. Martell, James G. Oborne, H. Sanford (Sandy) Riley, Wendy F. Evans.

(b) Edward S. Kennedy, the President & CEO of the Fund and the Company, is not independent.

(c) Of the ten Board members nine are independent.

(d) The following Directors/Trustees are also Directors/Trustees of other reporting issuers as follows,

David G. Broadhurst	- MCAN Mortgage Corporation
	- Arriscraft International Income Fund
Frank J. Coleman	- Fishery Products International Ltd.
Wendy F. Evans	- Sun Life Financial Trust
Gary J. Lukassen	- Abitibi Consolidated Inc.
	- Spinrite Income Fund
H. Sanford (Sandy) Riley	- Molson Coors Brewing Company
Ian Sutherland	- MCAN Mortgage Corporation
	- Renasant Financial Partners Ltd.
	- Strongco Income Fund
Keith G. Martell	- First Nations Bank of Canada

(e) At all regularly scheduled Board and committee meetings, the independent Directors meet separately from management.

(f) In order to ensure that the Board can function independently from management, the Company has separated the roles of Chair and CEO. The Chair is held by Mr. Ian Sutherland who is independent and the CEO is Mr. Edward Kennedy.

(g) All Directors have attended all Board meetings held within the time that they were directors. Attendance statistics are contained in the Management Information Circular.

(h) Individual Directors may, with the consent of the Chair of the Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Company.

(i) Committees of the Board are authorized by the Board from time to time, and as appropriate, to retain outside advisors at the Company's expense.

Position Descriptions:

(a) It is the responsibility of the Chair of the Board to ensure effective operation of the Board and to ensure that the Board discharges its responsibilities.

(b) It is the responsibility of each Chair of each committee to ensure effective operation of the committee and to ensure that each committee discharges its responsibilities.

(c) A position description has been developed for the CEO. The Human Resources and Compensation Committee is responsible for reviewing and approving the corporate objectives (financial and personal) which the CEO is responsible for meeting. This committee also conducts the annual assessment of the CEO's performance against these objectives. The results of the assessment are reported to the Board.

Committees of the Board:

The Board of Trustees and the Board of Directors have four committees who oversee the activities of both the Fund and the Company. The Chair of the Board is an ex officio member of all committees of the Board, subject to the limitations set out in the Company's by-laws.

Audit Committee:

- The Audit Committee has five members. All members are independent. The committee met five times in 2006 and all members attended according to their time on the committee. Under the terms of the Audit Committee mandate, the committee is responsible for, among other things, reviewing the Company's financial reporting procedures, internal controls, recommending the appointment of the external auditors as well as reviewing the performance of the Company's external auditors.

- The Audit Committee also establishes the external auditor's compensation. Prior approval of any non-audit related services is required.

- The Audit Committee is also responsible for reviewing the quarterly and the annual financial statements and related news releases, as well as Management's Discussion & Analysis of Financial Results prior to their approval by the Board.

- The Audit Committee reviews management's report on compliance with the Company's Code of Conduct policy.

- The Company has an internal Auditor who reports regularly to the Audit Committee.

- The Audit Committee is composed only of unrelated and independent Directors.

- All of the members of the Audit Committee are financially literate.

- The Audit Committee has direct communications channels with the internal and external auditors to discuss and review specific issues as appropriate.

- The Audit Committee mandate is reviewed by the Board at least annually.

- The Audit Committee meets with the Company's external and internal auditors absent management at least once per year.

- The Audit Committee mandate is presented in the Annual Information Form of the Fund as filed on SEDAR at *www.sedar.com*.

Human Resources and Compensation Committee:

- The Human Resources and Compensation Committee has five members. All members are independent. The committee met three times and all members attended.

- The Human Resources and Compensation Committee makes recommendations to the Board on, among other things, executive compensation, the compensation of the CEO, and reviews other aspects of executive compensation, such as the Company's unit compensation plans. The committee reviews and approves the total compensation philosophy of the company and the key elements of the program design. The Human Resources and Compensation Committee also insures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure in the Annual Information Circular.

- The Human Resource and Compensation Committee is permitted, without any separate approval being required, to retain consulting firms at the expense of the Company, to assist the committee in the evaluation of the CEO and other executive Officers and in setting executive compensation.

Pension Committee:

- The Pension Committee has three members and met three times in 2006. All of the members are independent. The Pension Committee is responsible for overseeing matters relating to the investment policies, actuarial valuations, regulatory requirements, employee communications and performance of the Company's pension funds.

Corporate Governance and Nominating Committee:

- The Corporate Governance and Nominating Committee has three members who are independent. The committee met three times in 2006 and all members attended.

- The committee recommends to the Board the size and composition of the Board and its committees, identifies and recommends suitable director candidates, sets Director's compensation and surveys and evaluates Board performance.

- The Corporate Governance and Nominating Committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company. This committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over the Company (including applicable stock exchanges) relating to corporate governance. The Board is responsible for reviewing and approving the set of corporate governance principles recommended by the Corporate Governance and Nominating Committee.

THE NORTH WEST COMPANY

NORTH WEST COMPANY FUND

April 3, 2007

To: The Toronto Stock Exchange
Canadian Securities Administrators

NOTICE

Re: North West Company Fund
Trust Units CUSIP 662906 10 6
NP54-101

Pursuant to the requirements of NP54-101, I advise that the Trustees of North West Company Fund (the "Fund") have set a meeting date of June 5, 2007, for an Annual Meeting of Unitholders, and that April 20, 2007, has been set as the record date for Unitholders entitled to receive notice and vote.

Should you have any questions about this notice, please call the undersigned at 204-934-1525.

On behalf of the Board of Trustees:

Signed by "Reinhard Sedlacek"

Reinhard Sedlacek
Assistant Corporate Secretary

NORTH WEST COMPANY FUND
Gibraltar House, 77 Main Street
Winnipeg, Manitoba R3C 2R1

PROXY

Solicited by the Trustees for the Annual Meeting of Unitholders, June 5, 2007

The undersigned unitholder of North West Company Fund (the "Fund") hereby appoints Ian Sutherland, a Trustee of the Fund, or failing him David Broadhurst, a Trustee of the Fund, or failing him, ________________________ as proxy, with power of substitution, to attend, to act, and to vote all trust units of the Fund set forth below (the "Units") for, and on behalf of, the undersigned at the annual meeting of unitholders (the "Meeting") to be held June 5, 2007, at 11:30 a.m. (Winnipeg time) and at any adjournment thereof. The persons above named are specifically directed to vote all units registered in the name of the undersigned as follows:

(i) FOR O OR WITHHOLD FROM VOTING FOR O the election of those persons named in the Management Information Circular of the Fund dated April 20, 2007 (the "Information Circular") as proposed Trustees ("Trustees") of the Fund to hold office until the next annual meeting of the unitholders of the Fund, or his or her earlier resignation or removal.

(ii) FOR O OR WITHHOLD FROM VOTING FOR O the direction of the Trustees as to the election of those persons named in the Information Circular as proposed Directors ("Directors") of The North West Company Inc. to hold office until the next annual meeting of the unitholders of the Fund, or his or her earlier resignation or removal.

(iii) FOR O OR WITHHOLD FROM VOTING FOR O the appointment of PricewaterhouseCoopers LLP as auditors of the Fund and the Company and the authorization of the Trustees and Directors to fix the remuneration of the auditors.

(iv) To transact such other business as may properly come before the Meeting.

(Unless otherwise indicated, this proxy is to be voted in favour of the resolutions set forth above if any amendment or variations to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting, or at any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation, or such other matters according to the best judgment of the proxyholder.)

____
UNITHOLDER'S SIGNATURE

Date ____________________, 2007.

Please execute this Proxy as directed in the accompanying Information Circular, and return promptly in the enclosed envelope. Reference is made to the accompanying Information Circular, for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

You have the right to appoint a person other than the persons designated herein to attend and act on your behalf at the Meeting. Such appointment may be made by inserting such person's name in the space provided.

A unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Secretary of the Fund, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1, Attention: Proxy Department by 4:30 p.m. (Winnipeg time) on June 1, 2007 or, in the case of an adjourned Meeting, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned Meeting. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

(over)

<u>NOTES AND GENERAL INSTRUCTIONS FOR UNITHOLDERS</u>

1. If the unitholder or an intermediary holding units and acting on behalf of an unregistered unitholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose the units will be voted on any poll in accordance with that choice. *If no choice is specified, the proxyholder, if nominated by management, intends to vote the units represented by the proxy as if the unitholder had specified an affirmative vote.* If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

2. A unitholder or an intermediary holding units and acting on behalf of an unregistered unitholder has the right to appoint a person (who need not be a unitholder) to attend and act on his behalf at the Meeting other than the persons named in the proxy as proxyholders. To exercise this right, the unitholder or intermediary must strike out the names of the persons named in the proxy as proxyholders and insert the name of his nominee in the space provided, or complete another proxy.

3. This proxy will not be valid unless it is dated and signed by the intermediary or by the unitholder or his attorney authorized in writing. In the case of a corporation, this proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Fund.

4. To be effective, the proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Fund's transfer agent, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1 not later than 4:30 p.m. (Winnipeg time) on June 1, 2007 or, in the case of an adjournment of the Meeting, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the reconvened Meeting. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

5. This proxy is solicited on behalf of the management of the Fund.

6. Your name and address are registered as shown. Please notify CIBC Mellon Trust Company of any change in your address.

7. If you have any questions with respect to the delivery of this proxy, call CIBC Mellon Trust Company at 403 232 2400,

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the period ending January 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 25, 2007

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, LÉO P. CHARRIÈRE, Executive Vice President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the period ending January 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 25, 2007

"Léo Charrière"

Léo P. Charrière
Executive Vice President & Chief Financial Officer

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: North West Company Fund

Participation Fee for the Financial Year Ending: January 31, 2007

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ______
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X ______
Market value of class or series = ______ ______(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

$000's

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit 93,253

Contributed surplus —

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are

classified as debt or equity for financial reporting purposes)	165,205
Long term debt (including the current portion)	85,921
Capital leases (including the current portion)	—
Minority or non-controlling interest	—
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	—
Any other item forming part of shareholders' equity and not set out specifically above	(5,003)
Total Capitalization	339,377
Total Fee payable pursuant to Appendix A of the Rule	$14,700

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion)	________
Capital leases (including the current portion)	________
Minority or non-controlling interest	________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	________
Any other item forming part of shareholders' equity and not set out specifically above	________
Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X	________
Capitalization	________
Total Fee payable pursuant to Appendix A of the Rule	________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

"North West Company Fund – File No. 82-34737-rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

THE NORTH WEST COMPANY

Enterprising...

NORTH WEST COMPANY FUND
2006 SUMMARY ANNUAL REPORT


Northern
Northern
Northern
ENTERPRISING SINCE 1668



GREENLAND
PARRY CHANNEL
BAFFIN BAY
FOXE BASIN
DAVIS STRAIT
HUDSON STRAIT
HUDSON BAY
UNGAVA BAY
LABRADOR SEA
JAMES BAY
GULF OF ST. LAWRENCE
ATLANTIC OCEAN
P.E.I.
Lake Michigan
Lake Huron
Lake Erie
Lake Ontario
MAP SCALE:
0 100 200 300 400 500 KILOMETRES
0 100 200 300 MILES
SUPPLY ROUTES:
Marine Routes
Rail Lines
Highways and Roads
Winter Routes
COMMUNITY POPULATIONS:
5000 +
2000 - 5000
1000 - 2000
1 - 1000
Ulukhaktok
Cambridge Bay
Gjoa Haven
Taloyoak
Arctic Bay
Pond Inlet
Clyde River
Igloolik
Hall Beach
Repulse Bay
Qikiqtarjuaq
Pangnirtung
Baker Lake
Chesterfield Inlet
Rankin Inlet
Coral Harbour
Cape Dorset
Iqaluit
Kimmirut
Arviat
Salluit
Kangiqsujuaq
Puvirnituq
Kangirsuk
Inukjuak
Kuujjuaq
Kangiqsualujjuaq
Sanikiluaq
Umiujaq
Nain
Kuujjuaraapik
Chisasibi
Schefferville
Rigolet
Cartwright
Happy Valley
Labrador City
Wemindji
Eastmain
Waskaganish
Attawapiskat
Kashechewan
Albany
Moosonee
Moose Factory
L'Anse aux Meadows
Romaine
Sept Isles
St. John's
Channel-Port aux Basques
Charlottetown
Sydney
Halifax
Fredericton
Québec City
Montréal
Ottawa
Toronto
North Bay
Rouyn-Noranda
Val-d'Or
Obedjiwan
Hearst
Hornepayne
Wawa
Thunder Bay
Nakina
Sioux Lookout
Pickle Lake
Lansdowne House
Cat Lake
Webequie
Wunnumin Lake
Kasabonika
Bearskin Lake
Sachigo Lake
Weagamow Lake
Keewaywin
Deer Lake
Sandy Lake
Pikangikum
Poplar Hill
Severn
Shamattawa
Oxford House
God's Narrows
God's River
Red Sucker Lake
St.Theresa Point
Island Lake
Wasagamack
Poplar River
Berens River
Pauingassi
Little Grand Rapids
Pinawa
Winnipeg
Norway House
Rossville
Cross Lake
Moose Lake
Easterville
Nelson House
Thompson
Split Lake
Pukatawagan
Lynn Lake
South Indian Lake
Churchill
Brochet
Lac Brochet
Tadoule Lake
Black Lake
Winnipeg
The North West Company NWC
• Corporate Head Office
• Logistics Service Centre
• Odd Lots Discount Centre
• Motorized Division
• Giant Tiger Stores
Crescent Multi Foods, a distributor of produce and fresh meats to independent grocery stores in Saskatchewan, Manitoba and northwestern Ontario
Selections catalogue, more than 305,000 of which are distributed across northern Canada, featuring everything from fashion and snowmobiles to computers and boats
INUIT ART MARKETING SERVICE
The Inuit Art Marketing Service, Canada's largest distributor of Inuit art
THE NORTH WEST COMPANY FUR MARKETING BRANCH
3 North West Company Fur Marketing outlets, offering Aboriginal handicrafts and authentic Canadian heritage products, as well as wild fur



BERING SEA
St. Paul
Dutch Harbor
King Cove
Sand Point
GULF OF ALASKA
Kodiak
Nome
Emmonak
Hooper Bay
Kotlik
Mountain Village
St. Michael
St. Mary's
Unalakleet
Kotzebue
Barrow
Nuiqsut
Prudhoe Bay
BEAUFORT SEA
Bethel
Aniak
McGrath
Togiak
Dillingham
King Salmon
Fort Yukon
Fairbanks
Anchorage
Cordova
Old Crow
Aklavik
Tuktoyaktuk
Inuvik
Fort McPherson
Paulatuk
Fort Good Hope
Norman Wells
Tulita
Déline
Yakutat
Whitehorse
Haines
Fort Simpson
Behchoko
Yellowknife
Fort Providence
Fort Liard
Hay River
Fort Resolution
Fort Smith
Klawock
Craig
Hydaburg
Fort Ware
Fort Nelson
Fort Vermilion
Fort Chipewyan
Fox Lake
Fort St. James
Fort McMurray
Grande Prairie
Wabasca
Portage La Loche
Edmonton
Buffalo Narrows
Ile a la Crosse
Beauval
La Ronge
Vancouver
Victoria
Seattle
Prince Albert
Calgary
Saskatoon
Medicine Hat
Yorkton
Moose Jaw
Regina
UNITED STATES OF AMERICA
Anchorage
Alaska Commercial Company
• Head Office
• Distribution Center
• North Star Quality Meats
Frontier Expeditors, a distributor of food and general merchandise to independent grocery stores in rural Alaska
THE NORTH WEST COMPANY

RETAIL BANNERS

Northern

129 Northern stores,[1] offering a combination of food and general merchandise to northern Canadian communities

AC Value Center

29 AC Value Centers, offering a combination of food and general merchandise to communities across rural Alaska

GIANT TIGER

20 Giant Tiger junior discount stores,[2] offering family fashion, household products and food at convenient locations in Manitoba, Saskatchewan and Alberta

North MART

6 NorthMart stores,[1] targeted at larger, regional markets and offering an expanded selection of fashion merchandise and fresh food

Quickstop

13 Quickstop convenience stores,[3] offering prepared foods, petroleum products and a full convenience assortment

1 Cross Lake, Manitoba store was converted from a Northern to a NorthMart on April 2, 2007
2 Winnipeg, Manitoba has six Giant Tiger stores and Edmonton, Alberta has two Giant Tiger stores
3 Iqaluit, Nunavut has three Quickstops

Information as of April 18, 2007

Financial Highlights

All currency figures in this report are in Canadian dollars, unless otherwise noted

Fiscal Year ($ in thousands)	**2006 52 Weeks**	2005 52 Weeks	2004 52 Weeks
RESULTS FOR THE YEAR			
Sales	**$ 944,924**	$ 849,653	$ 788,693
Same store sales % increase[1]	**5.8%**	5.4%	1.4%
Trading profit[2] (earnings before interest, income taxes and amortization)	**$ 96,369**	$ 85,502	$ 76,606
Earnings before interest and income taxes[2] (EBIT)	**70,197**	60,489	52,701
Net earnings	**53,660**	42,890	37,265
Cash flow from operations[2]	**78,753**	70,856	63,150
FINANCIAL POSITION			
Total assets	**$ 441,869**	$ 423,849	$ 414,477
Total debt	**107,503**	111,673	120,932
Total equity	**252,030**	242,573	236,285
FINANCIAL RATIOS			
Debt-to-equity	**.43:1**	.46:1	.51:1
Return on net assets[3]	**19.7%**	16.6%	14.8%
Return on average equity	**21.7%**	18.0%	16.2%
PER UNIT ($)—DILUTED[4]			
Trading profit	**$ 1.99**	$ 1.77	$ 1.58
Net earnings	**1.12**	0.89	0.77
Cash flow from operations	**1.63**	1.46	1.31
Equity—net book value	**5.45**	5.22	4.98
Cash distributions paid during the year	**0.80**	0.63	0.60
Market price—January 31	**16.41**	12.50	10.22
—high	**18.50**	12.83	10.58
—low	**10.64**	8.88	7.70

Sales
($ in millions)


1000
800
600
400
200
0
789
850
945
2004 2005 2006

Trading Profit
($ in millions)


100
80
60
40
20
0
86
96
2004 2005 2006

Cash Flow From Operations
($ in millions)


100
80
60
40
20
0
2004 2005 2006

Net Earnings Per Unit—Diluted


$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
0.77
0.89
1.12
2004 2005 2006

1 Same store sales, excluding the foreign exchange impact, on an equivalent 52-week basis
2 See Non-GAAP measures section on page 17 in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at *www.sedar.com* or the Company's website at *www.northwest.ca*
3 Earnings before interest and income taxes as a percent of average net assets employed
4 All per unit information has been restated to reflect the three-for-one unit split that occurred on September 20, 2006

North West Company Fund (NWF) once again delivered top quartile investment performance in 2006.



Total return was 39% compared to 1% for the Income Trust Index, 12% for the TSX Composite Index and 11% for the retail component of the TSX. During the past five years, the Fund's units have delivered an annualized compound total return of 32%.

This performance was made possible by the Company's more than 6,600 employees and, in particular, their extraordinary dedication to customer service in the diverse communities we serve. On behalf of all unitholders, I would like to thank them for another successful year.

For the second year in a row, taxation issues figured prominently in the performance of the income trust sector. On October 31, 2006, the federal government announced a tax of 31.5% that will apply to most income trusts starting in 2011. The unit values of trusts affected by the proposed tax declined significantly as a result, although average values had recovered to a level of about 7% less than pre-announcement levels within three months.

If the proposed tax had been applied to NWF's 2006 Canadian taxable income, the Fund's earnings and cash provided by operating activities would have been reduced by $13 million or 20.4% of consolidated income before tax. However, under the proposed tax changes, taxable Canadian unitholders would receive taxable dividend treatment on their distributions such that the after-tax income for most taxable unitholders would be substantially unchanged. Non-taxable Canadian and foreign unitholders would have a reduction in their after-tax distribution income.

Jack Mintz and PricewaterhouseCoopers LLP have made proposals to the federal government that recommend a refundable tax credit to non-taxable Canadian unitholders and shareholders such as RRSPs, RIFs and pension funds. We think this type of credit would improve the balance of investment opportunity in the capital markets between private and public equities and large and small tax-exempt and tax-deferred investors. It would improve the efficiency of the Canadian capital markets and encourage Canadian ownership of Canada's enterprises.

No matter how this issue plays out, we will continue to monitor evolving tax and capital markets developments and do our best to ensure that NWF maximizes the benefits to unitholders during the non-taxable period until 2011. We remain confident in North West Company Fund's ability to prosper—during the next four years and in the post-2010 environment.

Ian Sutherland

Trustee, North West Company Fund Chairman, The North West Company Inc. April 18, 2007

Front Cover Mikki Paliksalik, Arviat Northern, helps Nancy Uluadluak-Gibbons load her week's groceries.

In 2007, The North West Company is celebrating its 20th anniversary as an independent retailer and a 338-year history as one of the world's longest continuing enterprises.

Today our heritage continues to inspire us in meeting the needs of customers in our unique rural and neighbourhood markets. We are even prouder of our team of more than 6,600 Nor'Westers, whose commitment to excellence is North West's biggest competitive advantage.

In the spirit of our 20th anniversary year, we've created a new corporate identity, which you'll see throughout this report. It's meant to symbolize our drive, teamwork and enterprising spirit, and it reflects the strong links between our tradition and future as we look for new and better ways to serve our customers every day.

2006 was a great example of the balance between activities that drive our annual results and building block investments. This balance, effectively managed, is a cornerstone principle that guides how we sustain and enhance our business. Over the last two years, we have achieved higher sales and earnings gains, reflecting work that began five years ago on building the selling capabilities of our stores and increasing our investment in new locations, products and services.

Sales, trading profit and net earnings increased for the seventh consecutive year and our productivity measures of return on assets, return on equity and inventory turns reached record levels. Sales were up 11.2% or $95.2 million to $944.9 million, divided equally between existing and new store growth. Same store sales were robust, producing a 5.8% gain. Simply stated, our progress was the result of creating more reasons for our customers to shop with us. These included our growing network of gas bars, pre-loaded cash cards and innovative food introductions. The growing brand awareness of our maturing Giant Tiger stores and our ability to maintain the high operating standards of our stores in a very tight entry labour market also helped our performance.

Trading profit improved by 12.7% to $96.4 million, slightly less than the full leverage we expected from our sales gain. Food was the leading profit driver and remains our merchandise focus. Our nine new stores in Alaska and Canada are all very good locations but overall produced net losses in their first year, as we wrote off store opening and training costs. Other expenses that we consider to be non-reoccurring totaled over $3 million. These included an unfavourable tax assessment on staff housing benefits in Alaska, a large heating fuel clean-up expense, also in Alaska, and the professional fees tied to creating our limited partnership structure.

Energy-related inflation was a neutral income factor but, in terms of dollars flowing through our business, it had a large impact. Some costs were passed through in our pricing and some were absorbed and offset by gains in staff efficiency and contributions from real sales growth in our comparable stores.

Net income increased 25.1% to $53.7 million, reflecting operating earnings performance and the enhanced tax efficiency of step one of our limited partnership structure. Additional tax efficiency will be achieved if the second and final step of the reorganization is approved by the Canada Revenue Agency. If this occurs, we could increase cash distributions from our existing cash flow base by a further $10 million to $13 million per year. This will continue until expected new tax rules take effect for all business income trusts in 2011.







Same store food sales were up a healthy 6.9% across all store banners.

Report Card on 2006 Targets

Our report card on last year's growth initiatives shows excellent results with some slower improvements where we underestimated development time for new businesses:

1 Food business will continue to be our first priority for market share growth. Same store food sales were up a healthy 6.9% across all store banners, exceeding our target of 6.0%. Inflation was significant at 3.3% but real market share growth was even greater. Fresh food categories averaged gains of more than 10.0%, supported by more focus in our advertising, marketing events and new items. Execution continued to improve despite intense competitive pressure on finding and keeping the best people to lead our stores and key departments.

2 In 2006, we will complete an assessment of wholesale distribution opportunities in northwestern Ontario and western Canada. We have decided that there is space in the wholesale market for what we can offer, as a one-stop partner for rural, independent retailers. System integration is underway to seamlessly offer our full range of products and efficiently process orders. We will be ready for testing with customers in the second half of 2007.

3 In healthcare, we now have a base capability in place following the acquisition of a large in-store pharmacy business early in 2006. Last year's plan was to open two in-store pharmacies and five satellite telepharmacy services. Two pharmacies and one telepharmacy were opened with two more constructed and awaiting regulatory approval from the Government of Nunavut. We expect to open or acquire in-store pharmacies at a faster pace in 2007 and move more slowly on the satellite operations, pending the outcome of the regulatory approval process in Nunavut and the Northwest Territories.

4 New openings will accelerate in 2006 with six Giant Tiger (GT) banner stores and the anticipated acquisition of at least four Alaska stores. We finished the year with five Giant Tiger openings, one short of our goal. Three of our new GT stores were in Alberta where we are working hard to locate affordable sites. In Alaska, we completed the acquisition of four stores, including our first stores on Prince of Wales Island in the southeast region of the state.

5 The addition of gas bars and the repositioning of our smaller road-accessible stores to a 'super-convenience' product mix will continue to be refined in 2006. Our fuel business was very strong with six new gas bars opened against a target of five, bringing us to 45 at year end. Gas sales at existing outlets were up 30.3% reflecting price inflation and excellent market share gains driven literally by more customer traffic. Fuel will continue to grow as a core product within our road-accessible stores and will eventually be part of our wholesale offering to independent retailers.

6 Last year we started to sell motor vehicles, complementing our line-up of snow machines, all-terrain vehicles, boats and motors. Motor vehicle sales increased as planned, and we started selling vehicles at our Alaska stores. We have a good foothold in the Arctic and we have the potential to double our business in these markets over the next three years by adding locations and extending our product range. In less remote locations, there are entrenched buying patterns with conventional auto dealers and our initial expectations for volume growth will be more difficult but not impossible to achieve.



Increasing food sales Gary Dyck, Supervisor, Production Grocery, Winnipeg Logistics Service Centre, prepares food for distribution throughout the North.

Super-convenience Lindsay Linklater with her son, Spencer, at a QuickStop in Moose Factory, Ontario.

2007 Building Block Investments

Serving local markets with convenient, lifestyle-driven shopping choices presents us with an ongoing stream of attractive new product and service opportunities. Being ready and able to take advantage of these opportunities is the goal of our building block work in the areas of leadership, technology and the way we organize our business.

Leadership is the role of everyone at North West, with emphasis on managerial level positions throughout the organization. We are each accountable to build highly capable teams and to ensure that we have clearly defined, valuable roles for our people. Building deeper bench strength is a key area, especially for our store management positions and for new businesses. We continued to refine our Manager-In-Training (MIT) programs to attract, teach and retain skilled people, and in 2007 we will recruit over 40 MITs into our company. Added to our efforts over the past two years, this recruitment target gives us the capacity to grow and to operate our existing stores at the highest standards.

Continuous leadership development is increasingly important at North West. We are investing more time, starting with my own, in the career planning of our highest potential managers and in leadership education programs. The result is that our managers are on the same page, working from the same principles when it comes to how we lead and what we expect from each other.

Technology will keep providing us with flexible, cost-effective information solutions. As we have added new banners, products and services, our information support needs have grown. Today, our computing environment is too rigid, complex and costly for a company of our relatively small size and wide breadth. In 2007, we will start converting to a Service Oriented Architecture that is a more agile, affordable "plug and play" model. The work will take several years as we simplify business applications and processes across our business. It will allow us to reduce information technology costs while delivering systems that fully support each of our specialized products and services, from food to pharmacy to general merchandise and financial services.

At North West we pride ourselves on being the local store in every respect. This means refining a retail model that encourages decision-making as close as possible to our customer. The equation is simple. Within the diversity of our small markets, more control and accountability at store level translates into better customer relationships and higher sales potential.

Over the past five years and for the next three or more we will continue to create a more decentralized selling structure that's supported by scalable and flexible home office services. Ongoing initiatives in support of this structure include integrated ordering systems, management recruiting and training, retention and incentive plans. In 2007, our priorities will be general merchandise ordering proficiency in our Canadian stores and best practices across all banners. Success will be measured by improved sales and margin performance in this business over 2006, and a continued reduction in our average inventory position.

2007 will be another year of above average capital spending on both sustaining and new business investment. We expect to spend about $42 million this year, up from $35 million in 2006 and our historical rate of $25 million. Growth spending will accelerate in our health business with the addition of five in-store pharmacies. Ten new store openings are planned in Alaska and Canada. These will be a combination of new market builds and acquisitions of independent retailers. Six major store replacements and additions will be completed and we will launch a long-term store renewal program to cycle all of our stores through upgrades.

2007 Environment and Outlook

We are planning for another year of improvement and growth in 2007. We expect that lower inflation will bring down our comparable store sales growth from last year's exceptional levels. Northern consumer spending is expected to rise in the second half of the year due to several factors including: higher Permanent Fund Dividends in Alaska; the distribution of residential school settlement payments in northern Canada; accelerated resource development in the far North; and a healthy salmon industry in Alaska.

Sales planning will receive more attention in 2007. Sales targets will be more ambitious and we will be ready to capture more seasonal sales throughout the year and during key selling events, outside of our traditionally strong Christmas period.

North West's senior management team has been strengthened by several recent changes. Michael McMullen, former CEO of *Warehouse One, The Jean Store,* joined North West in February 2007 to head up our Northern and NorthMart store banners. In the second half of last year, the food and general merchandise groups were consolidated into the Procurement and Marketing Group under Russell Zwanka who joined North West in mid-2005 from a leading regional U.S. food wholesaler. Within our Finance and Support Services Group, John King was promoted to the position of Vice-President, Finance & Secretary at mid-year. This move provided financial leadership depth and enabled Léo Charrière, CFO and Executive Vice-President of the Support Services Group, to lead our business planning, information systems and logistics work.

At North West, our first priority is to build a successful retail business. Our belief, which has stood the test of time, is that regardless of our structure the underlying business is where value is generated. Prior to becoming one of the first business income trusts in 1997, we were a publicly traded company with a solid record of earnings and dividends. Now, 10 years later, anticipated tax rules suggest that we should remain an income trust for the next four years while remaining open to new structure ideas that do not weaken our ability to be a growing, successful retailer.

No matter how the new tax rules for income trusts play out, North West is making the necessary investments for continued prosperity—during the next four years and in the post-2010 environment. With the valued support of our customers, suppliers and employees, I look forward to reporting on our progress in the months and years ahead.

Edward S. Kennedy President & CEO, The North West Company Inc. April 18, 2007


HUGGIES
Feminine Hygiene
Hand & Body Soap
Pain Relievers
Feminine Hygiene
POISE
TYLENOL
Advil

Northern Pharmacy 2006 marked NWC's addition of pharmaceutical services to customers in the Moosonee, Ontario community and surrounding area. Pictured here, Eva Rivera helps Jennifer Mitchell and her son Roman with a personal consultation.

Each northern market is a never ending, enterprising opportunity.



At North West, our northern store banners are driven by a strategy aimed at growing "with and within" each market. Where other retailers depend on new store openings for growth, our first priority is to sell more each year through existing stores. You can see this commitment in our continuous expansion into new products and services and in our effort to tailor each store's merchandise mix to the community it serves. While the ongoing expansion of our food offering continues to drive sales growth, complementary products and services such as financial services, healthcare, motor vehicles and gas retailing are growing contributors to our success. At store level, we continue to invest in the skills and technology required to refine our merchandise selection and ordering capabilities. Combined with the insight of our local managers, we remain focused on the best merchandise opportunities, one community, and one customer, at a time.

And automobiles... Arviat Northern manager, Darren Price, with happy customer Hattie Alagalak, one of 71 new motor vehicle customers from remote communities in 2006.

Same Store Sales Growth

(Yearly % Increases)



6
5
4
3
2
1
0
3.4
2.1
1.4
5.4
5.8
2002
2003
2004
2005
2006

Room to grow Uniquely positioned, with hard-to-duplicate assets in remote but thriving communities, North West continues to lead the industry in same store sales growth.

An open mind creates
enterprising partnerships.

When your product and service offering is as broad as ours, competing against specialty retailers requires an open, enterprising approach. Our Giant Tiger venture combines the buying power of North West and Giant Tiger stores to obtain the lowest cost on food items, while leveraging North West's regional market knowledge. Stores are modeled after Giant Tiger's eastern Canadian business with the merchandise mix adapted to regional and local differences. The result is a blend of expertise that has enabled North West to extend its reach from remote to urban markets while enhancing the Company's cash flow performance.

Our first partnership started 15 years ago with the launching of licensed quick-service food outlets under the *Pizza Hut* and *KFC* banners. Since then, we have entered into mutually profitable ventures with many companies including *H&R Block, Canada Post, TruServ Canada Inc., Dufresne Furniture & Appliances, Bailey's Furniture, Burger King* and *A&W*.



Roaring across the west
Andrea Robin shops at the latest Giant Tiger, in Winnipeg. Our Giant Tiger venture, with 25 stores projected in western Canada by the end of 2007, is a leading retailer of everyday and trend merchandise sold at great prices in convenient locations.

1987

Purchase of the assets of *Hudson Bay Company Northern Stores Division*

1990

Approval of adoption of The North West Company name by shareholders

Northern retail banner rollout begins

NWC common shares are listed on the Toronto, Ontario and Winnipeg, Manitoba stock exchanges

1992

Purchase of Alaska Commercial Company and Frontier Expeditors

1993

Winnipeg Retail Service Centre, a state of the art distribution facility, opens

First *KFC* opens in Nelson House, Manitoba

First *Pizza Hut Express* opens in Cross Lake, Manitoba

1994

First *Burger King* opens in Dutch Harbour, Alaska

First NorthMart opens in La Ronge, Saskatchewan including an *A&W* fast food outlet

Food distribution facility opens in Winnipeg, Manitoba



1997

Acquisition of Crescent Multi Foods

Announcement of the North West Company Fund structure

2000

Introduction of *H&R Block* and *TruServ Canada Inc.* alliances

Wintering Partners' Conference resumes in Winnipeg, Manitoba

2001

Alliance with *Dufresne Furniture & Appliances* begins

Giant Tiger pilot stores open in Winnipeg and Thompson, Manitoba

2002

Master Franchise Agreement with *Giant Tiger Stores Limited* signed

Alliance agreement with *A. De La Chevrotière Ltée* commences

2006

Acquisition of a retail pharmacy in Moosonee, Ontario

Partnership with *Bailey's Furniture* begins


Christmas
500

Good citizens build better communities.

Close-knit NWC enjoys centuries-long relationships with many of the communities we serve, exemplified by the annual Moose Cree First Nation Elder's Christmas Feast we sponsor in Moose Factory, Ontario. Shown in the foreground are Mary Linklater, Nellie Fairies, Sophia Quachegan, Anne Marie Jamieson, Charlotte Hardisty, Lorne Lazarus, April Katapaytuk, Billy Cornston Senior and Sandra Little.

Strong community relations aren't just a noble goal at The North West Company—they're an integral part of everyday life in our stores, where the scale of our business and the close-knit communities we serve is dwarfed by a majestic and often unrelenting environment. Here, the spirit of human cooperation is strong and personal relationships run deep, often through generations. We embrace the accountability that comes with this territory and treat it as a privilege that demands our respect and support. While our stated purpose is "to enhance lives by offering shopping choices that are convenient, dependable and lifestyle-driven," we recognize that being a supportive local enterprise is an essential part of what we do. Our efforts are intensely focused at the community and regional levels because this is where the greatest need resides. We are asked often for help and, in one way or another, we do our best to lend a hand.


AC Value Center

Supportive High school basketball tournaments such as this one in Cordova are a popular activity and a source of pride in Alaskan communities. The Alaska Commercial Company is a major sponsor of the Alaska Schools Activity Association (ASAA) benefiting students, athletes, musicians, and entertaining families throughout the state.


Chicken Strips

Our performance depends on the efforts of more than 6,600 associates who share a proud and enterprising heritage. That's why we do our best to challenge and reward them. Throughout the organization, we encourage accountability, innovation and delegation of work to the lowest capable level. And we provide our people with the comprehensive training and tailored compensation programs they need to reach their potential. It's an investment that emulates the enterprising legacy of Canada's first merchants, and it will always be an integral part of our success.


Customer Service is My First Priority

North West Company Fund Structure

The Fund The North West Company Fund (the Fund) was created on March 27, 1997 when the shareholders of The North West Company (the Company) exchanged their shares for 100% of the issued units of the Fund. The benefits of the Fund structure included increased cash distributions to unitholders, improvement in unitholder value and a greater ability to raise capital for growth. Interest paid by the Company to the Fund and then through to unitholders resulted in tax efficiencies to the Company. These tax efficiencies and the positive trend in cash flow from operations of the Fund have permitted growing distributions to unitholders.

As a result of the Company's growth in profitability, the Fund had reached the maximum tax benefits available under the existing structure by the end of 2005, at which time the Fund initiated an internal reorganization that transferred most of the Canadian assets and operations to a limited partnership, The North West Company LP (NWC LP). Completed in April 2006, this new structure allows an increased portion of the future growth in the profitability of the Canadian operations to be distributed to unitholders on a more tax effective basis.

The Fund also proceeded with a tax ruling submission to the Canada Revenue Agency to implement a further restructuring to more fully utilize the benefits of the limited partnership structure. Unitholder approval for this next step was received at the June 8, 2006 Annual and Special Meeting. A response to the submission has not yet been received. Lender approval will also be required.

Capital Structure of the Company The Fund holds a total of $205.0 million in subordinated notes of the Company and of the NWC Trust at an average interest rate of 12.6%. The maximum total distribution from interest on the notes, net of fund expenses, is $0.52 per unit. Additional distributions are made from dividends paid to the Fund by the Company and from the net income of NWC LP after a preferred distribution is paid to the Company. The Fund owns all of the shares of the Company and is the only holder of units in the NWC Trust.

Cash Paid Out and Reinvested The following table outlines the cash flow from operations per unit and the amounts distributed and reinvested over the past five years. Distributions increased from $0.52 per unit in 2002 to $0.90 per unit in 2006. A special distribution of $0.11 per unit is included in the 2003 distributions. The Company has reinvested over 50% of cash flow from operations.

Fiscal year	2002	2003	2004	2005	**2006**
Cash flow from operations/unit $[1]	1.22	1.22	1.31	1.46	**1.63**
Payout $	0.52	0.63[2]	0.60	0.63	**0.90**
Payout %	42.6	51.6	45.8	43.2	**55.2**
Reinvested $	0.70	0.59	0.71	0.83	**0.73**

1 For 2002 to 2006, the total number of units outstanding throughout the year was used to calculate cash flow from operations/unit $. Units held by management as part of the Unit Purchase Loan Plan were not deducted from the total number of units outstanding
2 2003 includes a special distribution of $0.11 per unit

Cash Distributions & Unit Price Post Split Basis ($)


Annual Cash Distributions
Special Distribution
Unit Closing Price
(as of January 31)
1.00
0.75
0.50
0.25
0.00
20.00
15.00
10.00
5.00
0.00
6.90
7.88
10.22
12.50
16.41
0.11
0.52
0.52
0.60
0.63
0.90
2002
2003
2004
2005
2006

Distributions The policy of the Fund is to distribute the interest received on the notes and its portion of the NWC LP earnings. This policy is based on the Company's assessment of short- and long-term capital requirements, earnings stability and balance sheet strength. During 2006, unitholders received quarterly cash distributions of $0.18 to $0.22 per unit with an extra distribution of $0.10 included in the 2006 amount but paid in February 2007. Quarterly cash distributions of $0.22 per unit are expected for 2007, payable to unitholders of record at the end of March, June, September and December, and distributed by the fifteenth of the following month. Depending on the profitability of the limited partnership, the Trustees may elect to increase the level of distributions.

Management's Responsibility for Financial Statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying summarized financial statements and all other information in this annual report. The summarized consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. The summarized consolidated financial statements and all other information in this annual report should be read in conjunction with the audited consolidated financial statements and Management's Discussion & Analysis.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report.

Edward S. Kennedy
President & CEO, The North West Company Inc.

Léo P. Charrière
Executive Vice-President & CFO, The North West Company Inc.

March 19, 2007

PRICEWATERHOUSECOOPERS

Auditor's Report on Summarized Financial Statements

To the Unitholders of North West Company Fund:
The accompanying summarized consolidated balance sheet and statements of earnings and retained earnings and cash flows are derived from the complete consolidated financial statements of North West Company Fund as at January 31, 2007 and January 28, 2006 and for the years then ended on which we expressed an opinion without reservation in our report dated March 19, 2007. The fair summarization of the complete financial statements is the responsibility of management. Our responsibility, in accordance with the applicable Assurance Guideline of The Canadian Institute of Chartered Accountants, is to report on the summarized financial statements.

In our opinion, the accompanying financial statements fairly summarize, in all material respects, the related complete consolidated financial statements in accordance with the criteria described in the Guideline referred to above.

These summarized financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. For more information on the entity's financial position, results of operations and cash flows, reference should be made to the related complete consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
Winnipeg, Canada

March 19, 2007

Consolidated Balance Sheets

($ in thousands)	January 31, 2007	January 28, 2006
ASSETS		
Current assets		
Cash	**$ 22,100**	$ 21,888
Accounts receivable	**69,208**	67,498
Inventories	**128,455**	124,551
Prepaid expenses	**3,693**	2,981
Future income taxes	**2,708**	1,824
	226,164	218,742
Property and equipment	**189,599**	182,108
Other assets	**19,690**	17,306
Future income taxes	**6,416**	5,693
	$ 441,869	$ 423,849
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	**$ 21,581**	$ 27,041
Accounts payable and accrued liabilities	**77,624**	65,016
Income taxes payable	**3,287**	3,302
Current portion of long-term debt	**20,291**	108
	122,783	95,467
Long-term debt	**65,631**	84,524
Asset retirement obligations	**1,425**	1,285
	189,839	181,276
EQUITY		
Capital	**165,205**	165,205
Contributed surplus	**383**	—
Unit purchase loan plan	**(11,493)**	(9,965)
Retained earnings	**93,253**	83,133
Cumulative currency translation adjustments	**4,682**	4,200
	252,030	242,573
	$ 441,869	$ 423,849

Approved by the Trustees

Ian Sutherland
Trustee

Edward S. Kennedy
Trustee

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at *www.sedar.com* or the Company's website at *www.northwest.ca*

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	52 Weeks Ended January 31, 2007	52 Weeks Ended January 28, 2006
SALES	**$ 944,924**	$ 849,653
Cost of sales, selling and administrative expenses	**(848,555)**	(764,151)
Net earnings before amortization, interest and income taxes	**96,369**	85,502
Amortization	**(26,172)**	(25,013)
	70,197	60,489
Interest, including interest on long-term debt of $5,792 (2005—$5,080)	**(6,844)**	(6,120)
	63,353	54,369
Provision for income taxes	**(9,693)**	(11,479)
NET EARNINGS FOR THE YEAR	**$ 53,660**	$ 42,890
Retained earnings, beginning of year	**83,133**	70,560
Distributions	**(43,540)**	(30,317)
RETAINED EARNINGS, END OF YEAR	**$ 93,253**	$ 83,133
NET EARNINGS PER UNIT		
Basic	**$ 1.13**	$ 0.90
Diluted	**$ 1.12**	$ 0.89

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at *www.sedar.com* or the Company's website at *www.northwest.ca*

Consolidated Statements of Cash Flows

($ in thousands)	**52 Weeks Ended January 31, 2007**	52 Weeks Ended January 28, 2006
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	**$ 53,660**	$ 42,890
Non-cash items		
Amortization	**26,172**	25,013
Future income taxes	**(1,580)**	2,780
Unit purchase loan plan compensation	**383**	—
Amortization of deferred financing costs	**186**	186
Gain on disposal of property and equipment	**(68)**	(13)
	78,753	70,856
Change in non-cash working capital	**3,845**	9,865
Change in other non-cash items	**(1,112)**	(5,432)
Operating activities	**81,486**	75,289
Investing Activities		
Business acquisitions	**(5,577)**	—
Purchase of property and equipment	**(30,136)**	(24,833)
Proceeds from disposal of property and equipment	**237**	848
Investing activities	**(35,476)**	(23,985)
Financing Activities		
Change in bank advances and short-term notes	**(5,460)**	(4,899)
Net purchase of units for unit purchase loan plan	**(1,528)**	(5,536)
Repayment of long-term debt	**(108)**	(102)
Distributions	**(38,702)**	(30,317)
Financing activities	**(45,798)**	(40,854)
NET CHANGE IN CASH	**$ 212**	$ 10,450
Cash, beginning of year	**21,888**	11,438
CASH, END OF YEAR	**$ 22,100**	$ 21,888
Supplemental disclosure of cash paid for:		
Interest expense	**$ 6,839**	$ 6,166
Income taxes	**$ 11,730**	$ 9,260

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at *www.sedar.com* or the Company's website at *www.northwest.ca*

Eleven-Year Financial Summary

Fiscal Year[1] ($ in thousands)	**2006** **52 weeks**	2005 52 weeks	2004 52 weeks	2003 53 weeks	2002 52 weeks
Consolidated Statements of Earnings					
Sales—Canadian Operations	**$ 769,633**	$ 689,340	$ 629,822	$ 615,661	$ 565,747
Sales—Alaskan Operations	**175,291**	160,313	158,871	167,059	184,012
Sales—Total	**944,924**	849,653	788,693	782,720	749,759
Trading Profit (EBIUTDA)[3]—Canadian Operations	**81,730**	70,561	62,629	57,663	59,163
Trading Profit (EBIUTDA)[3]—Alaskan Operations	**14,639**	14,941	13,977	15,163	13,108
Trading Profit (EBIUTDA)[3]—Total Operations	**96,369**	85,502	76,606	72,826	72,271
Amortization—Canadian Operations	**22,248**	21,103	19,977	18,413	18,976
Amortization—Alaskan Operations	**3,924**	3,910	3,928	3,988	3,696
Amortization—Total	**26,172**	25,013	23,905	22,401	22,672
Unusual item	—	—	—	—	—
Interest	**6,844**	6,120	5,761	6,299	6,681
Income tax provision (recovery)	**9,693**	11,479	9,675	8,396	8,449
Net earnings	**53,660**	42,890	37,265	35,730	34,469
Cash flow from operations	**78,753**	70,856	63,150	58,886	59,184
Distributions/Dividends paid during the year	**38,702**	30,317	29,105	30,639	25,157
Cash flow from operations after distributions/dividends	**40,051**	40,539	34,045	28,247	34,027
Capital expenditures	**30,136**	24,833	22,323	33,273	20,128
Net change in cash	**212**	10,450	(5,189)	6,176	475
Consolidated Balance Sheets					
Current assets	**$ 226,164**	$ 218,742	$ 208,188	$ 196,830	$ 209,900
Property and equipment	**189,599**	182,108	186,104	192,395	188,194
Other assets	**19,690**	17,306	12,253	12,153	10,775
Future income taxes	**6,416**	5,693	7,932	8,222	9,322
Current liabilities	**122,783**	95,467	88,284	83,140	91,995
Long-term debt and other liabilities	**67,056**	85,809	89,908	97,982	106,812
Equity	**252,030**	242,573	236,285	228,478	219,384
Consolidated per Unit/Share ($)[2]					
Net earnings before unusual item—basic	**$ 1.13**	$ 0.90	$ 0.78	$ 0.75	$ 0.72
Net earnings—diluted	**1.12**	0.89	0.77	0.74	0.71
Trading profit[4]	**2.03**	1.79	1.60	1.52	1.50
Cash flow from operations[4]	**1.66**	1.49	1.32	1.23	1.23
Distributions paid in cash during the year	**0.80**	0.63	0.60	0.63	0.52
Distributions paid in units during the year	**0.00**	0.00	0.00	0.00	0.00
Dividends paid in cash during the year	**0.00**	0.00	0.00	0.00	0.00
Cash flow from operations after cash distributions/dividends[4]	**0.86**	0.86	0.72	0.60	0.71
Equity at end of fiscal year (basic units outstanding)	**5.29**	5.11	4.95	4.78	4.59
Market price at January 31	**16.41**	12.50	10.22	7.88	6.90
Statistics at Year End					
Number of stores—Canadian	**168**	164	159	156	154
Number of stores—Alaskan	**32**	27	25	25	25
Selling square feet (000's) end of year—Canadian Stores	**1,226**	1,157	1,093	1,106	1,070
Selling square feet (000's) end of year—Alaskan Stores	**311**	272	255	254	245
Sales per average selling square foot—Canadian	**$ 646**	$ 613	$ 573	$ 566	$ 534
Sales per average selling square foot—Alaskan	**$ 601**	$ 608	$ 624	$ 669	$ 752
Number of employees—Canadian Operations	**5,833**	5,175	4,830	4,552	4,270
Number of employees—Alaskan Operations	**806**	732	692	736	657
Average units/shares outstanding (000's)	**47,561**	47,694	47,754	47,820	48,021
Units/Shares outstanding at end of fiscal year (000's)	**47,625**	47,463	47,700	47,799	47,844
Units/Shares traded during the year (000's)	**13,201**	6,956	7,393	7,207	7,617
Financial Ratios					
Trading profit (%)[3]	**10.2**	10.1	9.7	9.3	9.6
EBIUT (%)[5]	**7.4**	7.1	6.7	6.4	6.6
Total return on net assets before unusual item (%)	**19.7**	16.6	14.8	14.1	13.4
Return on average equity before unusual item (%)	**21.7**	18.0	16.2	16.0	15.8
Debt-to-equity	**.43:1**	.46:1	.51:1	.56:1	.62:1
Distributions/Dividends as % of cash flow from operations	**49.1**	42.8	46.1	52.1	42.5
Inventory turnover (times)	**5.1**	4.6	4.2	4.1	3.7

1 The fiscal year changed from the last Saturday in January to January 31, effective January 31, 2007

2 On September 20, 2006 the units were split on a three-for-one basis. All per unit information has been restated to reflect the three-for-one split except trading volume

2001 52 weeks	2000 52 weeks	1999 52 weeks	1998 52 weeks	1997 53 weeks	1996 52 weeks	Fiscal Year[1] ($ in thousands)
						Consolidated Statements of Earnings
$ 532,349	$ 502,756	$ 478,508	$ 494,023	$ 497,997	$ 474,465	Sales—Canadian Operations
171,694	156,276	147,961	135,095	118,713	116,118	Sales—Alaskan Operations
704,043	659,032	626,469	629,118	616,710	590,583	Sales—Total
60,337	54,534	51,075	55,736	53,478	57,198	Trading Profit (EBIUTDA)[3]—Canadian Operations
10,198	9,352	8,881	6,304	3,620	2,159	Trading Profit (EBIUTDA)[3]—Alaskan Operations
70,535	63,886	59,956	62,040	57,098	59,357	Trading Profit (EBIUTDA)[3]—Total Operations
19,301	18,568	17,287	16,739	15,525	14,181	Amortization—Canadian Operations
3,393	2,987	2,860	2,470	1,986	1,968	Amortization—Alaskan Operations
22,694	21,555	20,147	19,209	17,511	16,149	Amortization—Total
—	—	—	20,000	—	—	Unusual item
10,501	13,236	11,701	13,714	12,298	11,843	Interest
8,325	961	151	(7,028)	6,252	13,507	Income tax provision (recovery)
29,015	28,134	27,957	16,145	21,037	17,858	Net earnings
55,773	47,782	44,854	52,110	35,992	30,587	Cash flow from operations
21,375	21,446	21,600	18,750	8,925	6,094	Distributions/Dividends paid during the year
34,398	26,336	23,254	33,360	27,067	24,493	Cash flow from operations after distributions/dividends
20,427	19,133	22,777	18,328	28,818	22,994	Capital expenditures
1,388	(1,567)	(1,481)	1,260	6,967	(1,759)	Net change in cash
						Consolidated Balance Sheets
$ 219,956	$ 192,250	$ 176,164	$ 174,137	$ 213,659	$ 184,836	Current assets
194,025	194,448	195,429	197,310	198,074	184,268	Property and equipment
9,836	10,055	12,351	13,045	13,403	14,632	Other assets
9,358	19,212	3,593	2,919	(9,102)	(8,570)	Future income taxes
204,017	100,886	92,486	90,723	121,398	92,585	Current liabilities
9,634	124,106	125,146	132,571	134,476	135,228	Long-term debt and other liabilities
219,524	190,973	169,905	164,117	160,160	147,353	Equity
						Consolidated per Unit/Share ($)[2]
$ 0.65	$ 0.63	$ 0.62	$ 0.61	$ 0.47	$ 0.39	Net earnings before unusual item—basic
0.65	0.63	0.62	0.36	0.47	0.39	Net earnings—diluted
1.58	1.43	1.33	1.38	1.27	1.31	Trading profit[4]
1.25	1.07	1.00	1.16	0.80	0.68	Cash flow from operations[4]
0.49	0.48	0.48	0.33	0.13	0.00	Distributions paid in cash during the year
0.00	0.00	0.00	0.08	0.00	0.00	Distributions paid in units during the year
0.00	0.00	0.00	0.00	0.07	0.13	Dividends paid in cash during the year
0.76	0.59	0.52	0.83	0.60	0.55	Cash flow from operations after cash distributions/dividends[4]
4.54	4.33	3.78	3.65	3.56	3.27	Equity at end of fiscal year (basic units outstanding)
5.73	4.33	4.00	5.20	4.67	3.67	Market price at January 31
						Statistics at Year End
153	153	153	151	163	160	Number of stores—Canadian
24	24	25	23	28	27	Number of stores—Alaskan
1,050	1,019	998	990	1,063	1,026	Selling square feet (000's) end of year—Canadian Stores
244	238	235	229	227	229	Selling square feet (000's) end of year—Alaskan Stores
$ 515	$ 499	$ 481	$ 481	$ 477	$ 466	Sales per average selling square foot—Canadian
$ 712	$ 661	$ 638	$ 592	$ 520	$ 513	Sales per average selling square foot—Alaskan
4,015	3,822	3,787	3,823	4,004	3,725	Number of employees—Canadian Operations
690	655	655	635	685	645	Number of employees—Alaskan Operations
44,688	44,625	45,000	45,000	45,000	45,285	Average units/shares outstanding (000's)
48,378	44,073	45,000	45,000	45,000	45,000	Units/Shares outstanding at end of fiscal year (000's)
4,776	4,843	2,795	4,606	6,195	6,862	Units/Shares traded during the year (000's)
						Financial Ratios
10.0	9.7	9.6	9.9	9.3	10.1	Trading profit[3] (%)
6.8	6.4	6.4	6.8	6.4	7.3	EBIUT[5] (%)
12.7	11.5	11.6	12.1	11.4	13.4	Total return on net assets before unusual item (%)
14.9	15.2	16.8	17.6	13.9	12.7	Return on average equity before unusual item (%)
.69:1	.92:1	1.01:1	1.06:1	1.26:1	1.19:1	Debt-to-equity
38.3	44.9	48.2	36.0	24.8	19.9	Distributions/Dividends as % of cash flow from operations
3.3	3.3	3.4	3.1	3.0	3.0	Inventory turnover (times)

3 Earnings before interest, unusual item, taxes, depreciation and amortization 4 Based on average basic units outstanding 5 Earnings before interest, unusual item and taxes

Unitholder Information

THE NORTH WEST COMPANY

Quarterly History

Fiscal Year	Unit Price High	Unit Price Low	Unit Price Close	Volume[2]	EPU[3]
2006	**$ 18.50**	**$ 10.64**	**$ 16.41**	**13,166,699**	**$ 1.12**
April 30, 2006	14.17	10.64	13.62	1,543,300	0.20
July 31, 2006	15.96	12.65	15.49	2,360,545	0.27
October 31, 2006	18.50	14.74	17.61	3,105,911	0.31
January 31, 2007	17.19	12.25	16.41	6,156,943	0.34
2005[1]	**$ 12.83**	**$ 8.88**	**$ 12.50**	**6,955,708**	**$ 0.89**
April 30, 2005	11.25	9.55	9.75	1,617,400	0.16
July 31, 2005	11.48	9.67	11.15	1,109,500	0.23
October 31, 2005	11.33	8.88	9.45	2,180,500	0.25
January 31, 2006	12.83	9.13	12.50	2,048,308	0.25
2004[1]	**$ 10.58**	**$ 7.70**	**$ 10.22**	**7,392,594**	**$ 0.77**
April 30, 2004	8.42	7.73	7.77	2,712,528	0.13
July 31, 2004	8.78	7.70	7.87	1,607,521	0.19
October 31, 2004	9.00	7.83	8.87	1,443,974	0.23
January 31, 2005	10.58	8.74	10.22	1,628,571	0.22

1 2004/2005 restated for the three-for-one unit split
2 Volumes are reflected as the actual volumes traded and show a blend of pre and post September 20, 2006 unit split trades
3 Net earnings per unit on a diluted basis

Total Return Performance (% at January 31)
This chart illustrates the relative performance of units (on a post split basis) of North West Company Fund over the past five years. The index incorporates the reinvestment of dividends and income distributions.



400
300
200
100
0

	2002	2003	2004	2005	2006	**2007**	Compound Annual Growth (%)
NWF.UN ●	100	130	161	224	290	**404**	32.2
TSX Composite ●	100	87	116	127	168	**188**	13.4
Consumer Durables/ Apparel Group ●	100	131	121	114	177	**191**	13.8
Retailing Group ●	100	102	127	156	193	**214**	16.5
Food/Staples Retailing Group ●	100	98	116	140	134	**148**	8.2

2007 Financial Calendar Reporting Dates
First Quarter: June 5, 2007
Second Quarter: September 6, 2007
Third Quarter: December 6, 2007
Fourth Quarter: March 19, 2008

North West Company Fund Distribution Dates
Record and Payable Date: March 31, 2007
Distributable Date: April 15, 2007

Record and Payable Date: June 30, 2007
Distributable Date: July 15, 2007

Record and Payable Date: September 30, 2007
Distributable Date: October 15, 2007

Record and Payable Date: December 31, 2007
Distributable Date: January 15, 2008

Annual Meeting
The Annual Meeting of Unitholders of North West Company Fund will be held on Tuesday, June 5, 2007 at 11:30 am in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba.

Transfer Agent and Registrar
CIBC Mellon Trust Company
Calgary and Toronto
Toll-free: 1 800 387 0825
www.cibcmellon.ca

Stock Exchange Listing
The Toronto Stock Exchange

Stock Symbol NWF.UN
TIN #: T 17 685 782
CUSIP #: 662906-10-6

Number of units outstanding at fiscal year end on a diluted basis: 48,378,000
Average number of units outstanding in 2006 on a diluted basis: 48,378,000

Auditors
PricewaterhouseCoopers LLP

Bankers
The Toronto-Dominion Bank
Bank of Montreal

Corporate Governance

Complete disclosure on North West Company Fund's corporate governance is provided in the Company's Management Information Circular, which is available on the Canadian Securities Administrators' website at *www.sedar.com* or in the investor section of The North West Company's website at *www.northwest.ca*

Officers
The North West Company Inc.
NWC GP Inc.
The North West Company LP

Ian Sutherland[1]
Chairman

Edward S. Kennedy[1,2,3]
President & CEO

Léo P. Charrière[1,2,3]
Executive Vice-President & CFO

Russell J. Zwanka[1,3]
Executive Vice-President,
Procurement & Marketing

Michael W. McMullen[1,3]
Executive Vice-President,
Northern Canada Retail

Scott A. McKay[1,3]
Vice-President & General Manager,
Giant Tiger, West

Karen J. Milani[1,3]
Vice-President,
Human Resources

Kenneth M. Claudel[1,3]
Vice-President,
Logistics & Supply Chain Services

John D. King[1,2,3]
Vice-President,
Finance & Secretary

Gerald L. Mauthe[1,3]
Vice-President,
Information Services

1 The North West Company Inc.
2 NWC GP Inc.
3 The North West Company LP

Officers & Directors
Principal Subsidiary Company
NWC (U.S.) Holdings Inc.
Principal Subsidiary Company of NWC (U.S.) Holdings Inc.
Alaska Commercial Company

Edward S. Kennedy[1,2]
Chairman & CEO

Rex A. Wilhelm[1,2]
President

Henry J. Baldwin II[1,2]
Vice-President,
Human Resources & Logistics

Léo P. Charrière[1,2]
CFO

David M. Chatyrbok[2]
Vice-President,
Marketing

John D. King[2]
Secretary

Benjamin C. Piatt[1,2]
Vice-President,
Market Development

Walter E. Pickett[1,2]
Vice-President,
Store Operations

Reinhard Sedlacek[2]
Treasurer

1 Director
2 Officer

Trustees & Directors
North West Company Fund
The North West Company Inc.

Ian Sutherland

Edward S. Kennedy

David G. Broadhurst[2,4]

Frank J. Coleman[3,4]

Wendy F. Evans[2,3]

Robert J. Kennedy[1,3]

Gary J. Lukassen[2,3]

Keith G. Martell[1,2]

James G. Oborne[2,4]

H. Sanford Riley[1,3]

Committees
1 Corporate Governance & Nominating
2 Audit
3 Human Resources & Compensation
4 Pension

For additional copies of this report or for general information about the Fund or the Company, contact our Assistant Corporate Secretary:

The North West Company Inc.
Gibraltar House, 77 Main Street
Winnipeg, Manitoba Canada R3C 2R1
T 204 934 1525 F 204 934 1455
Toll-free 1 800 563 0002
investorrelations@northwest.ca
www.northwest.ca

Design Circle
Editorial Services Blunn & Company Inc.
Principal Photography Ian McCausland
Additional Photography Brian Gould
Thank you to all our employees who provided photos for this year's report.


ENTERPRISING · SINCE 1668
THE
NORTH WEST
COMPANY

The North West Company traces its roots to North America's first trading post, established at Waskaganish on James Bay in 1668. Our new corporate identity reflects the enterprising spirit that our people have fostered since day one—and builds on this venerable history. Nor'Westers have consistently been associated with the vision, hard work, and perseverance of the voyageurs who pushed past limits to further our Company's growth during the fur trade. Today, we continue to embrace this pioneering culture as enterprising and dependable "frontier merchants."



Shooting the Rapids by Frances Anne Hopkins (1879)
National Archives of Canada
#C-002774 Acc. No. 1989-401-2

END